

TECHTARGET, INC.

2022 ANNUAL REPORT TO STOCKHOLDERS

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Greg Strakosch
Executive Chairman
TechTarget, Inc.

Michael Cotoia
Chief Executive Officer and Director
TechTarget, Inc.

Robert D. Burke
President
Mercatura, Inc.

Bruce Levenson
Co-founder
United Communications Group

Roger M. Marino
Co-founder and Former President
EMC Corporation

Perfecto Sanchez
Founder and Chief Executive Officer
Keep the Change

Christina Van Houten
Co-founder and Chief Executive Officer
Equity Quotient

EXECUTIVE OFFICERS

Greg Strakosch
Executive Chairman

Michael Cotoia
Chief Executive Officer and Director

Don Hawk
Executive Director, Product Innovation

Daniel T. Noreck
Chief Financial Officer and Treasurer

Rebecca Kitchens*
President

Steven Niemiec*
Chief Operating Officer and Chief Revenue Officer

* as of January 1, 2023

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

TechTarget, Inc.
275 Grove Street
Newton, MA 02466
United States

INVESTOR RELATIONS

Website: investor.techtarget.com/
Email: investor@techtarget.com

TRANSFER AGENT

Computershare Trust Company
P.O. Box 43006
Providence, RI 02940-3006
(800) 662-7232
(781) 575-4238/outside U.S.
computershare.com/investor

AUDITORS

Stowe & Degon, LLC
Westborough, MA

STOCK EXCHANGE LISTING

Nasdaq Global Market
Symbol: TTGT

ANNUAL MEETING

The 2023 Annual Meeting of
Stockholders will be held on
Tuesday, June 6, 2023 at
2:00 p.m. EDT at TechTarget's
corporate headquarters.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 1-33472



TECHTARGET, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-3483216
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

275 Grove Street
Newton, Massachusetts 02466
(Address of principal executive offices) (zip code)

(617) 431-9200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value	TTGT	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Exchange Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer a smaller reporting company or an emerging growth company. See the definitions of the "large accelerated filer," "accelerated filer," "non-accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller reporting company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 13(a) of the Exchange Act. ˅

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1,771.8 million as of June 30, 2022 (based on a closing price of $65.72 per share as quoted by the Nasdaq Global Market as of such date). In determining the market value of non-affiliate common stock, shares of the registrant's common stock beneficially owned by officers, directors and affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The registrant had 28,669,876 shares of Common Stock, $0.001 par value per share, outstanding as of February 24, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement relating to TechTarget, Inc.'s 2023 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements, other than statements of historical facts, included or referenced in this Annual Report on Form 10-K that address activities, events or developments which we expect will or may occur in the future are forward-looking statements, including statements regarding the intent, belief or current expectations of the Company and members of our management team. The words "will," "believe," "intend," "expect," "anticipate," "project," "estimate," "predict" and similar expressions are also intended to identify forward-looking statements. Such statements may include those regarding guidance on our future financial results and other projections or measures of our future performance; our expectations concerning market opportunities and our ability to capitalize on them; and the amount and timing of the benefits expected from acquisitions, new products or services and other potential sources of additional revenues. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. These statements speak only as of the date of this Annual Report on Form 10-K and are based on our current plans and expectations, and they involve important risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, those relating to: market acceptance of our products and services, including continued increased sales of our IT Deal Alert™ offerings and continued increased international growth; relationships with customers, strategic partners and employees; the duration and extent of the COVID-19 pandemic or future health pandemics and any related economic downturns on our business, operations, and the markets in which we and our customers operate; difficulties in integrating acquired businesses; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy laws, rules and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rates fluctuations on our results; and other matters included in our filings with the SEC, and those detailed under Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K. The occurrence of any of these risks and uncertainties may cause our actual results to differ materially from those anticipated in our forward-looking statements, which could have a material adverse effect on our business, results of operations and financial condition. We undertake no obligation to update our forward-looking statements to reflect future events or circumstances.

PART I

Item 1.   Business Overview

TechTarget, Inc. (the "Company", "we", "us" or "our") is a global data, software and analytics leader for purchase intent-driven marketing and sales data which delivers business impact for business-to-business ("B2B") companies. Our solutions are designed to enable B2B technology companies to identify, reach, and influence key enterprise technology decision makers faster and with higher efficacy. We offer products and services intended to improve information technology ("IT") vendors' abilities to impact highly targeted audiences for business growth using advanced targeting, first-party analytics and data services complemented with customized marketing programs that integrate content creation, demand generation, brand marketing, and other advertising techniques.

Our goal is to enable enterprise technology and business professionals to navigate the complex and rapidly-changing enterprise technology landscape where purchasing decisions can have significant financial and operational consequences. Our content strategy includes three primary sources that enterprise technology and business professionals use to assist them in their pre-purchase research: independent content provided by our professionals, vendor-generated content provided by our customers and member-generated or peer-to-peer content. In addition to utilizing our independent editorial content, registered members and users appreciate the ability to deepen their pre-purchase research by accessing the extensive vendor-supplied content we make available across our virtual events, webinar channels and website network (collectively, our "Network"). Likewise, these members and users can derive significant additional value from the ability to seamlessly interact with and contribute to information exchanges in a given field on our Network. To advance our ability to provide purchase intent-driven marketing and sales data, we have been acquisitive over the last three years. During 2021, we acquired Xtelligent Healthcare Media, LLC, a leading healthcare B2B media company focusing on healthcare-related technology. Similarly, during 2020, we acquired (i) BrightTALK Limited, a technology media company that provides customers with a platform to create, host and promote webinar and video content, (ii) The Enterprise Strategy Group, Inc., a leading provider of decision support content based on user research and market analysis for global enterprise companies, and (iii) Data Science Central, LLC, a digital publishing and media company focused on data science and business analytics.

We had approximately 30.2 million and 29.1 million registered members and users, which we refer to as our "audiences", as of December 31, 2022 and 2021, respectively. While the size of our audiences does not provide direct insight into our customer numbers or our revenue, we believe the value of the services we sell to our customers is a direct result of the breadth and reach of this content footprint. This footprint creates the opportunity for our clients to gain business leverage by targeting our audiences through customized marketing programs. Likewise, the behavior exhibited by these audiences enables us to provide our customers with data products designed to improve their marketing and sales efforts. The targeted nature of our audiences enables B2B technology companies to reach a specialized audience efficiently because our content is highly segmented and aligned with the B2B technology companies' specific products.

Through our ability to identify, reach and influence key decision makers, we have developed a broad customer base and, in 2022, delivered marketing and sales services programs to over 3,400 customers.

Please refer to the section below titled "Our Strategy" regarding our longer-term growth plans.

Business Trends

Our proprietary purchase intent marketing and sales data-driven solutions, such as data-driven lead generation, are attractively positioned to benefit from the rapid adoption of data-driven processes for sales and marketing workflows, especially to navigate the complex and rapidly changing IT buyer landscape where purchasing decisions can have significant financial and operational consequences. Information technology spending is no longer a discretionary item for most companies. We believe modern organizations see the digital transformation as a necessary investment to remain competitive, a long-term dynamic that has benefitted our customers.

Our business has been and is likely to continue to be impacted by macro-economic conditions. Because our customers are B2B technology companies, the success of our business is intrinsically linked to the health and market conditions of the enterprise technology industry. We have observed the enterprise technology market materially worsen during 2022, with third party data indicating that over 1,000 technology companies, including many of our largest customers, have announced layoffs. The layoffs have resulted in a challenging selling environment where we have seen elongated sales cycles, budget cuts and freezes at many of our customers, which have impacted our near-term outlook. We are seeing our international markets perform worse than our domestic markets. Given the weak macroeconomic conditions, in December 2022, we announced a headcount reduction of approximately 5% of our workforce, which is expected to be completed in the first quarter of 2023 and result in approximately $7 million in annual savings.

While we continue to see the impacts of the current worsening of the technology market, we continue to believe there are multiple long-term trends in our market which will support the sustained growth of our business and the products and services we offer. The significant trends that we believe we have benefitted from over the past few years are still in place, including the modernization of the sales and marketing organization with automation and first party purchase intent data, growing sensitivity and regulation around internet privacy and the demographic transition of younger buyers who want to do more self-service due diligence and have less interactions with vendor sales representatives.

Industry Background

Enterprise technology and business professionals' reliance on online content to research major purchase decisions, and the transition by B2B technology companies of marketing expenditures from offline to online channels, have been consistent trends that have benefitted us. Going forward, there are some important related trends that we believe our business strategy is well positioned to benefit from:

- ***Technology Marketers and Sales Organizations are Increasingly Using Audience Data to Drive Decisions.*** In the enterprise technology market in particular, companies are increasingly using data to help them determine which prospective accounts should be prioritized for marketing or sales follow-up. We believe we are uniquely positioned to provide purchase intent data of specific prospective accounts and potential buyers because of the nature of content we create and our product focus in these data-driven areas.

- ***There is a Continued Focus on the Ability to Measure and Improve Return on Investment ("ROI").*** Our customers are increasingly focused on measuring and improving their ROI in marketing and sales. Before the advent of internet-based marketing, there were a limited number of available tools for accurately measuring the results of such activities in a timely fashion. The internet has enabled B2B technology companies to track individual members and their responses to marketing. With the availability of technology able to accurately measure ROI, vendors now have the ability to assess and benchmark the efficacy of their online programs in a cost effective manner and in real-time. We believe our offerings benefit as our customers continue to leverage insights gained from this measurement, and seek out data and related services we are providing to assist them in optimizing their marketing programs.

Enterprise Technology Purchasing

Over the past two decades, enterprise technology purchases have grown in size and complexity. The enterprise technology market comprises multiple large sectors such as storage, security and networking. Each of these sectors can be further divided into sub-sectors addressing more granular areas of specialization within an enterprise's technology environment. For example, within the multi-billion-dollar storage sector, there are numerous sub-sectors such as storage area networks, storage management software and backup software. Furthermore, the products, – and therefore the enterprise technology, – in each sub-sector may represent entirely independent markets. For example, the market around backup software for use in Windows® environments can be completely distinct from that addressing Linux® environments.

In view of the complexities, high cost and importance of enterprise technology decision-making, enterprise technology purchasing decisions are increasingly being researched by teams of functional experts with specialized knowledge in their particular areas, rather than by one central enterprise technology professional, such as a Chief Technology Officer. For these reasons and more, the enterprise technology purchasing process typically requires a lengthy sales cycle. The "sales cycle" is the sequence of stages that a typical customer goes through when deciding to purchase a product or service from a particular vendor. Key stages of a sales cycle typically consist of a customer recognizing or identifying a need; identifying possible solutions and vendors through research and evaluation; and finally, making a decision to purchase the product or service. Through various stages of this sales cycle, enterprise technology and business professionals rely upon multiple inputs from independent experts, and peers. Although there is a vast amount of information available, the aggregation and validation of these inputs from various sources can be difficult and time-consuming.

The long sales cycle for enterprise technology purchases, as well as customers' need for significant information support, requires substantial investment on the part of B2B technology companies. These realities drive the significant marketing expenditures observable in the enterprise technology market. In addition, given the continued acceleration of technological change, at any given time, there are often multiple viable solutions to any enterprise technology or business need. With each new product or product enhancement, B2B technology companies implement new marketing outreach, and, as a result, enterprise technology and business professionals are required to continuously engage in research to stay abreast of the latest developments that could benefit their companies.

The Opportunity

Prior to widespread internet adoption, enterprise technology buyers researching purchases relied largely on traditional enterprise technology media, consisting of broad print publications and large industry trade shows. Today, enterprise technology and business professionals demand specialized online content tailored to the specialized sub-sectors of enterprise technology solutions that they must understand. As enterprise technology, vendors and business professionals have all become much more specialized, the internet has become a preferred purchase research medium, which has dramatically increased research activity, accelerated information consumption and improved professional decision-making.

B2B technology companies seek high-ROI marketing and sale opportunities that can provide them access to the specific sectors of enterprise technology buyers aligned with the solutions they sell. To be more efficient and effective, they need to distinguish these prospective buyers from accounts or individuals who are not yet ready to engage in the buying process. Thus, they look for assistance in identifying the specific accounts and individuals who are actively researching upcoming purchases. To more quickly and successfully position their respective solutions against alternatives being considered, they also seek assistance from marketing service providers to create meaningful content to help influence these audiences by utilizing data-driven insights to enable advanced demand-generating content marketing and targeted branding.

Enterprise technology and business professionals rely on our content for decision support information tailored to their specific purchasing needs. Our specialized content strategy and comprehensive services are designed to enable B2B technology companies to better identify, understand, reach and influence enterprise technology and business professionals who are actively researching purchases in specific enterprise technology sectors. We believe our solutions benefit from the following competitive advantages:

- *Large and Growing Community of Registered Members and Users.* We had approximately 30.2 million registered members and users as of December 31, 2022. The targeted nature of our member and user base enables B2B technology companies to efficiently reach a specialized audience because our content is highly segmented and designed to align with the B2B technology companies' specific products and services.

- *Strong Customer Relationships.* We have developed a broad customer base. During 2022, we delivered marketing services programs for over 3,400 customers.

- *Substantial Experience in Online Content and Purchase Intent Data.* We have over 20 years of experience in developing our online information content, with a focus on providing targeted information to enterprise technology and business professionals and a highly refined audience to technology vendors. We believe our experience enables us to develop relevant new online properties rapidly and to acquire and efficiently integrate select properties to further serve enterprise technology and business professionals. We have also developed an expertise in implementing integrated, targeted marketing campaigns designed to maximize the measurability of, and improvement in, ROI.

- *Proprietary Data on the Research Behavior of our Registered Members, Site Visitors and Users.* Through our analytical platforms, we collect information on millions of interactions that our members, users and visitors (and the companies, or accounts, that they are associated with) have with the content on our websites and that we send to them via email. We believe the collection and analysis of this information allows us to increase the relevance of our informational offerings to our audiences and improve our customers' ROI by delivering better prospects to them more efficiently. This analytics platform not only guides what we do on our own properties; it is also available to our customers in a variety of forms to aid them in directly optimizing their efforts.

- *Significant Brand Recognition among B2B technology companies and Enterprise Technology and Business Professionals.* Our brands are well-recognized by B2B technology companies who value our integrated marketing capabilities and comprehensive high-ROI services. At the same time, our sector-specific offerings command brand recognition among enterprise technology and business professionals, who rely on these websites and channels because of their specificity and depth of content.

Our Solutions

Our solutions consist of:

- *IT Deal Alert™.* A suite of data, software and services for B2B technology companies that leverages the detailed purchase intent data we collect on enterprise technology organizations and professionals researching IT purchases via our network of websites and our webinar community platform. Through our proprietary data-capture and scoring methodologies, we use this insight to help our customers identify and prioritize accounts and contacts whose content consumption and online research activities around specific enterprise technology topics indicate that they are "in-market" for a particular B2B technology product or service. The suite of products and services includes Priority Engine™ and Qualified Sales Opportunities™. Priority Engine™ is a subscription service powered by our Activity Intelligence™ platform, which integrates with customer relationship management ("CRM") and marketing automation platforms ("MAPs") including Salesforce.com, Marketo, Hubspot, Eloqua, Pardot, and Integrate. The service delivers lead generation workflow solutions designed to enable marketers and sales forces to identify and prioritize accounts and individuals actively researching new technology purchases or upgrades, and then to engage those active prospects. Qualified Sales Opportunities™ is a product that profiles specific in-progress purchase projects via surveys and interviews with business technology professionals whose research activity and content consumption is indicative of a pending technology purchase. Qualified Sales Opportunities™ includes information on project scope, purchase criteria and vendors considered.

- *Demand Solutions.* Our offerings enable our customers to reach and influence prospective buyers through content marketing programs, such as white papers, webcasts, podcasts, videocasts, virtual trade shows, and content sponsorships, designed to generate demand for their solutions, and through display advertising and other brand programs that are aimed at influencing prospective buyers. We believe this allows B2B technology companies to maximize ROI on marketing and sales expenditures by capturing sales leads from the distribution and promotion of content to our audience of enterprise technology and business professionals.

- *Brand Solutions.* Our suite of brand solutions provide B2B technology companies with direct exposure to targeted audiences of enterprise technology and business professionals that are actively researching information related to their products and services. We leverage our Activity Intelligence™ platform to enable significant segmentation and behavioral targeting of audiences to improve the relevancy of digital ads to the researcher's needs. Branding solutions include on-network banner advertising and digital sponsorships, off-network banner targeting, and microsites and other related formats.

- *Custom Content Creation.* We deliver market insights and guidance to B2B technology companies through our Enterprise Strategy Group annual research and advisory subscription programs, custom market research services, and consulting engagements. In addition, our Enterprise Strategy Group experts author custom content products including technical and economic validations, white papers, infographics, videos and webinars. This content can be leveraged by B2B technology marketers to support product launches, enable demand-generation campaigns, and establish overall thought leadership. We also create white papers, case studies, webcasts or videos to our customers' specifications. These customized content assets are then promoted to our audience within both demand solutions and brand solutions programs. Additionally, we offer off-the-shelf editorial sponsorship products on topics aligned to customer markets, enabling them to engage and generate demand via packaged content created by our editorial staff to educate technology researchers on new technology trends and feature options.

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- *BrightTALK platform.* Allows our customers to create, host and promote webinars, virtual events and video content. Customers create their own hosted Channels on the platform where they schedule both live and on-demand webinars for promotion to BrightTALK's community of in-market accounts and individuals. The BrightTALK Channel also enables customers to self-administer lead generation campaigns, set up workflow integrations between the Channel and their CRM and MAP systems, and access reporting detailing the size and growth of their community of subscribers over time. Customers may also create an off-network embedded Channel page on their own corporate website featuring content in their BrightTALK Channel, as well as an embedded BrightTALK registration form that captures and converts interested individuals to marketing leads.

Our solutions are designed to benefit enterprise technology and business professionals and B2B technology companies in the following ways:

Benefits to Enterprise Technology and Business Professionals

- *Provide Access to Integrated, Technology Sector-Specific Content.* Our offerings provide enterprise technology and business professionals with sector-specific content from the three fundamental sources we believe they value most when researching enterprise technology purchasing decisions: industry experts, peers and vendors. Our independent staff, consisting of editors, journalists and analysts from our Enterprise Strategy Group, creates content specific to the sectors we serve and the key sub-sectors within them. This content is integrated with other content generated by our network of third-party industry experts and content from B2B technology companies. Additionally, tech and business professionals network with and learn from each other in webinars via live interaction and online chat. The reliability, breadth, depth, and accessibility of our content offerings across multiple media formats enables enterprise technology and business professionals to make more informed purchases.

- *Increase Efficiency of Purchasing Decisions.* By accessing targeted and specialized information, enterprise technology and business professionals are able to research important purchasing decisions more effectively. Our integrated content offerings, spanning all major online content formats, are designed to minimize the time enterprise technology and business professionals spend searching for and evaluating content and maximize the time available for assimilating quality information. To support enterprise technology and business professionals' information consumption preferences, we provide this specialized, targeted content through a variety of media types matching the critical stages within the purchase decision process.

Benefits to B2B technology companies

- *Provide Unique Data About the Businesses, Organizations and Individuals Conducting Pre-Purchase Research.* Our Activity Intelligence™ analytical product platform captures and interprets the content consumption behaviors of our large base of targeted enterprise technology and business professional members as they research their technology needs. This allows us to provide B2B technology solution providers (vendors) with powerful insights about who is in market in their sector (identification) as well as the specific buying signals and purchase triggers behind their research (purchase intelligence). Vendors use this data and intelligence to empower their marketing and sales strategies.

- *Support Business, Product, Marketing and Sales Go to Market Strategies.* Our Enterprise Strategy Group is a trusted advisor to B2B technology companies that are developing and optimizing messaging, product roadmaps, competitive landscape and strategy development. Through demand-side research, our buyer intent data and analyst market proximity, our Enterprise Strategy Group has a unique perspective of the market that is leveraged in every customer engagement. B2B technology companies may leverage our Enterprise Strategy Group for their go to market strategy through custom research, consulting services and annual research and advisory programs depending on their needs.

- *Target Active Buyers Efficiently.* Our highly targeted content attracts specific, targeted audiences who are actively researching purchasing decisions. Using our database of registered members and users and the information we collect about their product interests, we are able to accurately target those registered members and users most likely to be of value to B2B technology companies with content recommendations specific to the market sector and purchase stage they are in. We further support our B2B technology customer's execution with scalable marketing services programs that are designed to help influence these prospective buyers with their branded content and targeted digital advertising.

- *Generate Measurable Results.* Our targeted online content offerings enable us to generate and collect valuable business information about each member and user and their technology preferences. As registered members and users access content, we are able to build a profile of their technology interests, and their companies' interests, as they evolve over time. Through experience, we have identified patterns that we believe are indicative of purchase intent. We leverage this insight into products designed to improve the ROI on the programs we execute for our B2B technology customers by focusing specifically where we believe active demand exists. We provide this intelligence directly to B2B technology companies for their own use. This helps them drive continuous improvement in their own marketing and sales workflows and outcomes, whether focused specifically on prospects we provide them or on those they have otherwise obtained, which our information enriches and makes more actionable.

- *Maximize Awareness.* As a leading distributor of B2B enterprise technology white papers, webcasts, videocasts, virtual events and podcasts, we offer B2B technology companies the opportunity to educate enterprise technology and business professionals during the research process, prior to their direct interaction with vendor salespeople. Our Priority Engine™ platform enables direct login by vendor sales representatives who are responsible for uncovering new account opportunities and prospects to sell to in their account territory. Through direct integration into CRM systems, these B2B technology companies sales representatives can understand which accounts and prospects are already in their systems and which are new, and extract those new individual prospects into CRM with a button click. Because Priority Engine™ data includes the specific technology and product research interests for each buyer-prospect, the B2B technology company's salesperson is more aware of the specific needs of the enterprise technology and business professional and can tailor their outreach accordingly. The combination of granular purchase intent intelligence and platform automation enables a stronger, more personalized and efficient connection between enterprise technology and business professionals and the B2B technology companies seeking to do business with them.

Our Strategy

Our goal is to deliver superior performance by continuously enhancing our position as a global leader in purchase intent driven marketing and sales services that deliver business impact for B2B technology companies by strengthening our offerings in our three core capability areas: our specialized content that connects enterprise technology and business professionals with B2B technology companies in the sectors and sub-sectors that we serve, the purchase intent insight analytics and data services our content and member traffic enables, and the marketing services we provide to our customers to help meet their business growth objectives.

In order to achieve this goal, we intend to:

- *Continue to Innovate in the Area of Data-Enabled Marketing Services.* We believe our ability to leverage our content and audience to identify in-market prospective buyers is a core competency and a key driver of our future growth. Our suite of offerings, leveraging our Activity Intelligence™ analytic product platform, consists of multiple recently developed products and services that provide B2B technology companies with data-enabled sales and marketing optimization solutions. We intend to further develop our existing product offerings with new features and launch additional offerings that extend our capabilities based on our customers' requirements. During 2023 we are planning improvements for our salesforce interface, ROI dashboard and sales alerts functions. The second major product area is our Custom Content and our Content to Close concept that takes advantage our unique end-to-end capabilities. We believe these are both meaningful opportunities in the early stages where we possess significant competitive advantage.

- *Expand Long-term Contractual Relationships with Customers.* Several of our newly introduced data-enabled marketing products are being offered to our customers on a subscription basis, on multiple quarter, annual or longer agreements, subject to our customers' right of termination. We intend to expand the number of subscription contracts with our customers, which allows us to work more closely with them in achieving their marketing and sales objectives over an extended period and provides us with stable revenue streams from the continued growth of these products and our successful renewal efforts.

- *Expand into Complementary Sectors.* We intend to complement our current offerings and content by continuing to expand our business in order to capitalize on strategic opportunities in existing, adjacent, or new sectors that we believe to be well-suited to our business model and core competencies. Based on our experience, we believe we are able to capitalize rapidly and cost-effectively on new market opportunities.

- *Continue to Expand Our International Presence.* We intend to continue to expand our reach into our addressable market by increasing our presence in countries outside the U.S. We have pursued this strategy by launching our own websites directed at enterprise technology and business professionals in the United Kingdom, India, Spain, France, China, Australia, and Singapore, and by acquiring specific properties or companies with attractive properties in those markets. For example, we previously expanded our international footprint by acquiring the Computer Weekly and MicroScope online properties in the United Kingdom and E-Magine Médias SAS, which we call LeMagIT, in France. More recently, we launched German and Portuguese language websites, as well as websites directed towards enterprise technology and business professionals in Latin America. We expect to further penetrate foreign markets by directly launching additional sector-specific websites directed at these foreign locales and at additional international markets and by making strategic acquisitions and investments in overseas entities. We believe that our integrated product offerings across regions continues to resonate with international marketers and is contributing to our success. We plan to continue investing in these capabilities as we seek opportunities to increase our global reach.

- *Selectively Acquire or Partner with Complementary Businesses.* Historically, we have used acquisitions as a means of expanding our content and product and service offerings, web traffic and registered members and users. Our acquisitions to date can be classified into three categories: content-rich blogs or other individually published sites, typically generating less than $1 million in annual revenues; early stage revenue sites, typically generating between $1 million and $20 million in annual revenues; and later stage revenue sites, typically generating greater than $20 million in annual revenues. As we evaluate companies within these ranges, we consider the following attributes, among others: operations primarily in or adjacent to the enterprise IT market; provides original content which enables us to obtain additional first party purchase intent data; has a registration-based model; has different or complementary product offerings primarily sold on a subscription basis; provides significant cross-sell and upsell opportunities for our existing products and services; and can be acquired at a reasonable price. A company does not have to have all, but generally has to have some of the above attributes. We intend to continue to pursue selected acquisition or partnership opportunities in our core markets and in adjacent markets for products with similar characteristics.

Platform and Content

Our content platform consists of a network of specialized websites and webinar and video channels that serve the needs of enterprise technology and business professionals who are making corporate purchase decisions. At critical stages of the purchase decision process, these content offerings through different channels are designed to meet the needs of enterprise technology and business professionals for expert, peer and B2B technology company information and provide a platform on which B2B technology companies can launch targeted marketing and sales campaigns that generate measurable, high ROI.

The table below provides a representation of the key market opportunities we address for our B2B technology company customers.

Audience: Market Categories Sites

AI, BI & Big Data

BrightTALK by TechTarget
Enterprise Strategy Group by TechTarget
TechTarget BI China
TechTarget Business Analytics
TechTarget ComputerWeekly.com
TechTarget ComputerWeekly.com.br
TechTarget ComputerWeekly.de
TechTarget ComputerWeekly.es
TechTarget Database China
TechTarget Data Management
TechTarget Data Science Central
TechTarget Enterprise AI
TechTarget Information System Japan
TechTarget IoT Agenda
TechTarget LeMagIT
TechTarget Search Oracle
TechTarget Search SAP
TechTarget SMB Japan

Business Applications

BrightTALK by TechTarget
TechTarget ComputerWeekly.com
TechTarget ComputerWeekly.com.br
TechTarget ComputerWeekly.de
TechTarget ComputerWeekly.es
TechTarget Content Management
TechTarget Customer Experience
TechTarget Customer Experience Japan
TechTarget Database China
TechTarget ERP
TechTarget ERP Japan
TechTarget HR Software
TechTarget LeMagIT
TechTarget Search Oracle
TechTarget Search SAP
TechTarget SMB Japan

CIO & IT Strategy

BrightTALK by TechTarget
TechTarget CIO
TechTarget CIO China
TechTarget Educational IT Japan
TechTarget Mangement & IT Japan
TechTarget SMB Japan

Cloud & DevOps

BrightTALK by TechTarget
Enterprise Strategy Group by TechTarget
TechTarget App Architecture
TechTarget Cloud Computing
TechTarget Cloud Computing China
TechTarget Cloud Japan
TechTarget ComputerWeekly.com
TechTarget ComputerWeekly.com.br
TechTarget ComputerWeekly.de
TechTarget ComputerWeekly.es
TechTarget IT Operations
TechTarget LeMagIT
TechTarget Search AWS
TechTarget Software Quality
TechTarget Systems Development Japan
TechTarget Systems Operation Management Japan

Data Center & Virtualization

BrightTALK by TechTarget
Enterprise Strategy Group by TechTarget
TechTarget ComputerWeekly.com
TechTarget ComputerWeekly.com.br
TechTarget ComputerWeekly.de
TechTarget ComputerWeekly.es
TechTarget Data Analysis Japan
TechTarget Data Center
TechTarget Data Center China

TechTarget Data Center Italy
TechTarget LeMagIT
TechTarget Search VMware
TechTarget Search Windows Server
TechTarget Servers & Storage Japan
TechTarget SMB Japan
TechTarget Virtual China
TechTarget Virtualization Japan

End User Computing

BrightTALK by TechTarget
Enterprise Strategy Group by TechTarget
TechTarget ComputerWeekly.com
TechTarget ComputerWeekly.com.br
TechTarget ComputerWeekly.de
TechTarget ComputerWeekly.es
TechTarget Enterprise Desktop
TechTarget LeMagIT
TechTarget Mobile Computing
TechTarget Smart Mobile Japan
TechTarget Virtual China
TechTarget Virtual Desktop

Health IT

BrightTALK by TechTarget
TechTarget EHRIntelligence
TechTarget HealthCareExecIntelligence
TechTarget Health IT
TechTarget HealthITAnalytics
TechTarget HealthITSecurity
TechTarget HealthPayerIntelligence
TechTarget HITInfrastructure
TechTarget LifeSciencesIntelligence
TechTarget Medical IT Japan
TechTarget mHealthIntelligence
TechTarget PatientEngagementHIT
TechTarget PharmaNewsIntelligence
TechTarget RevCycleIntelligence
TechTarget Xtelligent Healthcare Media

Audience: Market Categories Sites (cont.)

Networking

BrightTALK by TechTarget
Enterprise Strategy Group by TechTarget
TechTarget ComputerWeekly.com
TechTarget ComputerWeekly.com.br
TechTarget ComputerWeekly.de
TechTarget ComputerWeekly.es
TechTarget IoT Agenda
TechTarget LeMagIT
TechTarget Networking
TechTarget Networking China
TechTarget Network Japan
TechTarget SMB Japan
TechTarget Unified Communications

Security

BrightTALK by TechTarget
Enterprise Strategy Group by TechTarget
TechTarget ComputerWeekly.com
TechTarget ComputerWeekly.com.br
TechTarget ComputerWeekly.de
TechTarget ComputerWeekly.es
TechTarget IoT Agenda
TechTarget Security
TechTarget Security China
TechTarget Security Italy
TechTarget Security Japan
TechTarget SMB Japan

Channel Resources

BrightTALK by TechTarget
Enterprise Strategy Group by TechTarget
TechTarget ITChannel
TechTarget MicroScope.co.uk

Storage

BrightTALK by TechTarget
Enterprise Strategy Group by TechTarget
TechTarget ComputerWeekly.com
TechTarget ComputerWeekly.com.br
TechTarget ComputerWeekly.de
TechTarget ComputerWeekly.es
TechTarget DataBackup
TechTarget DisasterRecovery
TechTarget LeMagIT
TechTarget Servers & Storage Japan
TechTarget SMB Japan
TechTarget Storage
TechTarget Storage China
TechTarget Virtual China
TechTarget Virtualization Japan

Technology Content Libraries

BrightTALK by TechTarget
TechTarget Bitpipe China
TechTarget Bitpipe.com
TechTarget Bitpipe.com.br
TechTarget Bitpipe.fr
TechTarget de.Bitpipe.com
TechTarget es.Bitpipe.com
TechTarget kr.Bitpipe.com
TechTarget WhatIs

Market Categories

Based upon the logical clustering of our audiences' respective job responsibilities and the marketing and sales focus of the products being promoted by our B2B technology customers, we currently categorize our content offerings to address the key market opportunities and audience extensions across a portfolio of distinct market categories. Each of these marketing categories services a wide range of enterprise technology sectors and sub-sectors and is driven by the key areas of enterprise technology and business professionals' interests described below:

- *Security.* Every aspect of enterprise computing now depends on secure connectivity, data and applications. The security sector is constantly growing to adapt to new forms of threats and to secure new and traditional technologies such as mobile devices, wireless networks, virtualized systems and cloud environments. We believe compliance regulations, cloud adoption, and highly publicized data breaches are driving interest and investment in increasingly sophisticated security solutions such as zero trust and endpoint detection and response ("EDR") that supplement or replace traditional perimeter security solutions such as firewalls and antimalware. Our online properties in this sector offer navigable and structured guides on B2B technology companies and enterprise technology solutions in key subsectors such as network security, intrusion detection, ransomware and malware defense, identity and access management ("IAM"), data and application security, managed security services, cloud-native security and security program management.

- *Networking.* Broadly defined, the networking market includes the hardware, software and services involved in the infrastructure and management of both enterprise and service provider data and voice networks. As new sectors of networking have emerged and grown in importance, network professionals have increased their organizations' investments in wireless and mobile computing, cloud networking, software-defined defined wide area networks ("WAN"), secure access service edge ("SASE"), application performance, network virtualization and automation, and evolving network operations, as well as collaboration, video conferencing, unified communications as a service ("UCaaS"), and voice over internet protocol ("VoIP"). Our online properties in this sector, which include TechTarget Networking and TechTarget Unified Communications aim to address the specialized needs of networking professionals by offering content specifically targeting these growth areas.

- *Storage.* The storage sector consists of the market for disk, flash, cloud and tape storage systems that store and manage data. Growth is fueled by industry trends, such as the ongoing need to maintain and supplement data stores that are exponentially escalating, and by external factors, such as expanded compliance regulations and increased focus on disaster recovery. Recent trends reflect an increased emphasis on solid-state storage and cloud storage. At the same time, established storage sub-sectors, such as network-attached storage ("NAS") and storage area networks ("SANs"), have been invigorated by technologies such as data deduplication and storage virtualization. Our online properties in this sector, which include TechTarget Storage, TechTarget Data Backup, and TechTarget Disaster Recovery, address enterprise technology and business professionals seeking storage systems in key areas such as Fibre Channel SANs, iSCSI SANs, solid-state storage, NVMe, NAS, backup hardware and software, storage management, container-based storage, storage security and cloud-based platforms.

- *Compute, IT Operations and DevOps.* As more organizations have embraced cloud computing, IT decisions makers must navigate the best ways to manage operations across a diverse set of IT platforms. Data centers that house servers, storage devices, routers and switches must be optimized to work alongside distributed multi-cloud environments. IT operations staff must design and manage flexible computing environments capable of scaling to meet the demand of today's cloud-native applications. They must also make complex decisions about which platform or cloud service is best suited to run new applications. At the same time, power and cooling remain a significant cost in enterprise technology budgets and an increasing focus on sustainability initiatives makes data center energy efficiency a priority. Our key online properties in this sector provide targeted information on the B2B technologies and services that serve these sub-sectors. Our properties in this sector include sites such as TechTarget Data Center, which covers power and cooling, mainframe, colocation, data center infrastructure management ("DCIM"), software-defined data center ("SDDC") architectures, and private cloud. TechTarget Cloud Computing and SearchAWS.com cover public, hybrid and multi-cloud infrastructure, as well as the key tools and strategies cloud administrators need to efficiently and cost-effectively deploy and manage those environments. SearchVMware.com focuses on managing and building out virtual environments on the most widely installed server virtualization platform. TechTarget IT Operations covers DevOps, container deployment and management, IT automation and the impact of microservices and event-driven computing on enterprise technology operations.

  We also cover servers, application and desktop solutions deployed in distributed computing environments. Given the breadth of the Windows market, we have segmented our Windows-focused media based on enterprise technology and business professionals' infrastructure responsibilities and purchasing focus. Our online properties in this sector include SearchWindowsServer.com, which covers server, storage and systems management, as well as the integration of on-premises Windows environments with the Microsoft Azure cloud; This network of sites provides resources and advice to enterprise technology and business professionals pursuing solutions related to such topics as Windows backup and storage, server consolidation, and upgrade planning. TechTarget Enterprise Desktop focuses on the deployment and management of Windows, Linux and macOS end-user computing environments. This market has evolved to focus on digital workspace technology, in which IT professionals can manage end-user access to a variety of resources and workspaces. TechTarget Mobile Computing covers the enterprise technology management issues surrounding the deployment of tablets and smartphones in the workplace. Combined with our properties that focus on server virtualization, TechTarget Virtual Desktop focuses on desktop virtualization, giving us a comprehensive offering addressing the area of virtualization technologies. This site also covers the growing area of desktops as a service, as well as application streaming and other virtual and cloud-based delivery methods.

- *CIO/IT Strategy.* Our CIO/IT Strategy site provides content targeted at chief information officers ("CIOs"), senior enterprise technology executives and business executives with technology responsibility, enabling them to make informed enterprise technology purchases throughout the critical stages of the purchase decision process. Their areas of interest generally align with the major sectors of the IT market: AI, BI and big data, business applications, cloud, data center, DevOps, end user computing, networking, outsourcing, risk management, security and storage. The focus of this elite purchasing group, however, is on how these technologies can be used in tandem to give their companies a competitive edge. In an environment where the mega-tech companies set the pace of business and customer expectations, enterprise IT leaders are called on not only to enable business strategy and operations but to also reinvent them as conditions change. With the pandemic-driven shift to remote work and the rise of digital-first customers, the purview of CIOs has expanded to include a deeper focus on front-facing business concerns such as customer experience and product development, in addition to the oversight of IT infrastructure and services. Cybersecurity and data privacy are also of strategic importance to CIOs. Accordingly, our targeted information resources for senior IT executives focus on digital transformation and the supporting technologies, methodologies, business processes and skills required today for a digital-first business model. Technologies that support enterprise speed, agility and customer service are of paramount importance. They include the use of machine learning and AI for faster and better insight, cloud for scalability and flexibility, software automation technologies such as robotic process automation (RPA) for offloading rote work, intelligent business applications for optimizing the employee experience and boosting productivity, and emerging technologies such as digital twins and quantum computing that could provide business value.

- *Business Applications.* Our Business Applications and Analytics market category focuses on mission critical software such as enterprise resource planning ("ERP"), databases and business intelligence, content management enterprise resource planning, and customer facing applications such as CRM software for mid-sized and large companies. Because these applications are critical to the overall success of the businesses that use them, there is a high demand for specialized information by IT and business professionals involved in their purchase, implementation, and ongoing support. HR professionals are faced with challenges around employee experience, remote workforce management and new best practices around recruiting, hiring, learning and development and more. Our applications-focused properties in this sector include sites such as TechTarget Customer Experience, TechTarget HR Software, and TechTarget ERP. These sites are leading online resources that provide this specialized information to support mission-critical business applications such as CRM, sales force automation, databases and ERP software.

- *Analytics and Artificial Intelligence ("AI").* Businesses are using artificial intelligence to improve internal processes and tools, and technology providers are increasingly adding AI capabilities to enhance their products. AI is also has the potential to disrupt jobs and various technology markets. TechTarget Enterprise AI covers the quickly evolving technologies of AI and machine learning, giving insight into the enterprise use cases for AI, how AI development functions, and how businesses can capitalize on the new possibilities around machine learning in enterprise applications. Businesses are also collecting more data that they need to understand how to best use this data for key insights. The information produced by these business applications is seen as a corporate asset that is essential for gaining competitive advantage through informed, data-driven decisions. New tools and techniques to analyze, model and visualize data can help organizations drive more value. Leveraging this data can help improve operational efficiency, enable business agility, and improve sales effectiveness and customer service. As a result, business intelligence and analytics have become pervasive as various organizations increasingly rely on mission-critical information to optimize their businesses. TechTarget Business Analytics, TechTarget Data Management, and TechTarget Content Management cover the business intelligence, data management, content management and collaboration disciplines associated with such initiatives. These sites combine with Data Science Central to cover the wide-ranging topics under the umbrella of information management. Built on a community of data science experts and contributing writers, Data Science Central targets a highly technical audience. The site covers data science and analytics, machine learning and AI, as well as more strategic topics such as remote work and data trends.

- *Application Architecture and Development.* The application architecture and development sector is comprised of a broad landscape of tools and languages that enable developers, architects and project managers to build, customize and integrate software for their businesses. Our application architecture and development online properties focus on development in enterprise environments (including mobile and web development), the programming languages that developers use most, and the various tools used for modern application builds and distributed systems management. In particular, we believe the desire for increasingly streamlined and modular application development cycles has fueled interest in innovative software approaches, such as decomposing large business applications into microservices and introducing event-driven architecture capabilities. Given the scope of challenges associated with application architecture, especially at the enterprise level, the associated tools and products also tie in heavily with application integration, performance testing, data security, citizen development and API management. Our online properties in this sector include sites such as TheServerSide.com, which hosts independent communities of developers and architects, TechTarget Software Quality, which covers application testing, quality assurance and Agile development methodologies, and TechTarget App Architecture, which serves architects, developers, IT managers and line of business executives who are interested in adapting existing architectures to meet the speed, scale and agility needs of modern applications.

- *Channel.* Our Channel site addresses the information needs of business and technology professionals in the IT services and solutions industry. Our coverage encompasses managed service providers, managed security services providers, cloud consultancies, systems integrators and resellers. Those companies deliver products and services to SMB and enterprise customers, becoming trusted advisors and the preferred source for technology. In light of this status, B2B technology companies actively seek alliances with channel partners. The resulting dynamics in the B2B technology channel are well-suited to our integrated, targeted content strategy. Our flagship online property in this sector is TechTarget IT Channel. In addition to this website, TechTarget channel media is able to profile channel professionals accessing information on any website within the TechTarget Network. As channel professionals recommend, deploy and manage hardware, software and cloud services from vendors in a particular enterprise technology sector, the key areas of focus tend to parallel those for the sub-sectors addressed by our IT-focused properties. Those sites cover a wide spectrum of technology: for storage, backup, storage virtualization and network storage solutions such as SAN, NAS, cloud storage, NVMe and flash memory; for security, vulnerability assessment, threat detection and response, and identity access management; for networking, wireless, network security, SD-WAN and VoIP; for systems, public cloud, hybrid cloud, converged infrastructure and server virtualization.

- *Environmental, Social and Governance ("ESG").* Our TechTarget Sustainability and ESG site helps IT professionals and corporate leaders understand this emerging sector and implement new ESG initiatives. Several factors are pushing businesses of all sizes to focus more on ESG, including consumer and employee expectations, investor relations and government regulations. Business leaders and IT practitioners need new processes and tools to track, measure and report on efforts to meet these requirements. In addition to measuring their own energy efficiency, carbon footprints and environmental impacts, many technology buyers must now also consider the sustainability of their partners and technology providers. Our coverage helps these buyers understand how existing and new technologies can help them meet complex expectations and regulations. Many organizations are also beginning to measure and track social commitments or diversity, equity and inclusion ("DEI") factors when making business decisions. Today's business leaders must understand the social and human impact of their business decisions and research technology that supports DEI.

- *Healthcare Technology.* The Xtelligent Healthcare Media properties provide healthcare executives and IT professionals who support healthcare initiatives with news and information about the latest healthcare technology trends. As the industry leans more on new and emerging forms of technology, Xtelligent sites focus on topics and trends affecting the industry's daily operations and continued digital transformation. Our EHRIntelligence.com site connects with subject matter experts in the field to share best practices for streamlining implementation, improving usability, and enabling the technology to improve outcomes. HealthITSecurity.com leverages security and privacy experts across the continuum of care to help readers address potential threads and adopt best practices for health data security and privacy. HealthITAnalytics.com features real use cases in data analytics that improve the health of individuals and populations and the cost of providing care. RevCycleIntelligence.com covers news and firsthand experience managing claims, improving A/R management and performance and adopting new models of reimbursement. mHealthIntelligence.com provides the latest news, featured stories, and emerging trends in mobile health, telemedicine, remote patient monitoring, and connected health for providers. By connecting with subject matter experts from the nation's top payers, the editors at HealthPayerIntelligence.com share actionable insight drawn from real-world experiences working with providers, employers, beneficiaries, and policymakers under commercial and public contracts. PatientEngagementHIT.com includes news that reports on how to leverage health information technology to engage patients and communities. HITInfrastructure.com covers the latest technologies and trends that support the development of flexible, reliable IT infrastructure for healthcare providers. PharmaNewsIntelligence.com shares insights with pharmaceutical executives interested in learning more about value-based care, managing clinical trials and building relationships with payers and providers. HealthcareExecIntelligence.com responds to the needs of healthcare executives by offering the latest news from the industry. It provides clear and direct coverage of recent and emerging developments across the healthcare industry with a focus on innovation and strategy. LifeSciencesIntelligence.com provides coverage of healthcare science focused on major trends in pathology, genetics/genomics, biotechnology, medical devices and reproductive health. Our reporting also extends to a weekly Healthcare Strategies podcast and quarterly Insights research reports.

Customers

We market to B2B technology companies targeting specific audiences who are actively researching purchasing decisions. We maintain multiple points of contact with our customers in order to provide support throughout their organization and during critical stages of the sales cycle. As a result, individual customers often run multiple marketing/sales programs with us in order to reach discrete portions of our targeted audience. Our products and services are delivered under both short-term contracts that run for the length of a given marketing/sales program, typically less than six months, and through integrated, contracts in excess of 270 days ("longer-term contracts") covering various client needs. We have developed a broad customer base and delivered campaigns to over 3,400 customers in 2022. During 2022, 2021, and 2020, no single customer represented 10% or more of total revenues.

Sales and Marketing

We have an internal direct sales department that works closely with existing and potential customers to develop customized marketing programs that provide highly targeted access to enterprise technology and business professionals. We organize our sales force by the sector-specific market categories that we operate in and have a global accounts team that works with our largest customers. Additionally, we organize certain individuals into Customer Success Teams. Those teams facilitate the usage and renewal of certain of our products. We believe that our sector-specific sales organization and integrated approach to our product and service offerings allows our sales personnel to develop a high level of expertise in the specific sectors they cover and to create effective marketing programs tailored to the customer's specific objectives. As of December 31, 2022, our sales and marketing staff consisted of approximately 500 people. The majority of our sales and marketing staff is located in our Newton, Massachusetts headquarters and our offices and remote workforces in California, London, England, New York, New York and Sydney, Australia.

We pursue a variety of marketing initiatives designed to support our sales activities by building awareness of our brand with B2B technology companies and positioning ourselves as a "thought leader" in ROI-based marketing. These initiatives include purchasing online sponsorships in media vehicles that reach technology marketers, as well as engaging in direct communications with the database of relevant contacts we have built since our inception. Examples of our direct communications include selected e-mail updates on new product launches and initiatives. We also produce videocasts, blogs and white papers for technology marketers where we provide information on the latest best practices in the field of online B2B technology marketing.

Through our Press and Public Relations activities, we seek to develop and maintain relationships with key analysts, publications and influencers covering B2B marketing and sales topics.

Online Member and User Acquisition

Our primary source of traffic to our websites and webinar channels is through non-paid traffic sources, such as our existing registered member and user base and organic search engine traffic. Organic search engine traffic is also a key source of new registered members and users for our sites. Because our sites focus on specific sectors of the enterprise technology market, our content is highly targeted and we believe is an effective means for attracting search engine traffic and from this, growing our member and user base. We also make marketing expenditures designed to supplement our non-paid traffic and registered members and users including, keyword advertising on the major search engines and targeted list rentals of e-mail subscribers from a variety of targeted partners, media sources, and data providers.

Technological Infrastructure

We have developed an expandable operations infrastructure using leading Cloud infrastructure providers and off-site data centers to maintain our websites and online offerings. All of the critical components of the system are redundant, allowing us to withstand unexpected component failure and to undergo maintenance and upgrades. Our infrastructure is scalable, enabling us to make additions that fit into the existing environment as our system requirements grow based on traffic, member, and customer growth. Our critical data is copied daily to an online backup storage solution. We maintain a quality assurance process to constantly monitor our servers, processes, and network connectivity. We leverage industry standard network and perimeter defense technologies, DDoS protection systems, web application firewalls, and enterprise grade DNS services across multiple vendors. We believe that continued development of our technological infrastructure is critical to our success. We have made, and will continue to make, technological improvements and investments in this infrastructure to improve our ability to service our members, users and customers.

Competition

The market for B2B technology companies marketing and sales spend is highly competitive, and in each of the sectors we serve, as well as across the products and services we offer, our primary competitors include media companies that produce content specifically for enterprise technology and business professionals, providers of technology-based point solutions for data analysis and other service providers. Our primary media competitors, each of which possesses substantial resources to compete, are Ziff Davis, Inc., Madison Logic, Inc., and Foundry (formerly IDG Communications), an IDG, Inc. company. In the online market we generally compete on the basis of target audience, quality and uniqueness of information content, ease of use of our websites for IT and business professionals, and the quality and quantity of sales leads generated for B2B technology companies. We also compete for the members who comprise our target audiences primarily with the media companies that produce content specifically for enterprise technology and business professionals such as Ziff Davis, Inc., and Foundry, an IDG, Inc. company. In the data-oriented businesses, we compete with providers of predictive analytics and internet-based analysis including companies like 6sense Insights, Inc., Infer, Inc., Bombora, Inc. and Aberdeen Group, LLC. In general marketing services, we compete with list and lead providers of various types such as ZoomInfo Technologies Inc. As a result of our acquisition of BrightTALK, we compete with a number of web-based meeting, webinar and virtual event providers and physical event providers, such as LogMeIn, Inc., Intrado Corporation and ON24, Inc. Many of these providers possess substantially more resources to compete. As we continue to expand internationally, we expect to compete with many of the competitors mentioned above, as well as with established media companies based in particular countries or geographical regions.

Member and User Privacy

We gather in-depth business information about our registered members and users who provide us or our partners with such information through e-mail, telephone, or other means, including through the submission of webforms displayed on our websites. We also gather information about visitors of certain content on our websites by tracking their content consumption or the content consumption of the companies they work for. We post our privacy policy on our websites so that our members, users and others who visit our websites can access and understand the terms and conditions applicable to the collection and use of their information. Our privacy policy discloses the types of information we gather, how we use it, and how a member or user can correct or change this information, including how a member or user can unsubscribe from our communications and those of our partners. Our privacy policy also explains the circumstances under which we share a member's or user's information and with whom. Members and users who register receive offers via e-mail, telephone, and other means, such as targeted advertising online or on mobile devices regarding areas of specific interest to them and that are relevant to their professional interests; these offers contain content created either by us or our third party B2B technology customers. To uphold our obligations to our members and users, we impose constraints that are consistent with our privacy policy on the customers and third parties to whom we provide member and user data, including through the use of contractual terms and conditions or data processing agreements, where applicable, that are generally consistent with our obligations to members and users and as set forth in our privacy policies.

Consumer Protection and Privacy Regulation

General. Advertising and promotional activities presented to members, users and visitors to our websites are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. We are also subject to various other federal and state consumer protection laws, including the ones described below. We are also subject to the laws and regulations of various other jurisdictions in which we target members, users and website visitors.

CAN-SPAM Act. The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act") regulates commercial e-mails and provides a right on the part of the recipient to request the sender to stop sending commercial electronic marketing messages ("commercial e-mails"), and establishes penalties for the sending of e-mail messages that are intended to deceive the recipient as to source or content. Under the CAN-SPAM Act, senders of commercial e-mails (and other persons who initiate those e-mails) are required to make sure that those e-mails do not contain false or misleading transmission information. Commercial e-mails are required to include a valid return e-mail address and other subject heading information so that the sender and the internet location from which the message has been sent are accurately identified. Recipients must be furnished with an electronic method of informing the sender of the recipient's decision not to receive further commercial e-mails. In addition, the e-mail must include a postal address of the sender and notice that the e-mail is an advertisement. The CAN-SPAM Act may apply to the e-newsletters that our websites distribute to registered members and to some of our other commercial e-mail communications. The U.S. Federal Trade Commission (the "FTC") has issued regulations related to the CAN-SPAM Act, including interpretations of such act that indicate that e-newsletters, such as those we distribute to our registered members, will be exempt from most of the provisions of the CAN-SPAM Act, provided that they do not contain predominantly marketing content. The CAN-SPAM Act and the FTC's CAN-SPAM trade regulation rule allow for civil penalties that run into the millions of dollars. Several states have enacted additional, more restrictive and punitive laws regulating commercial email. Foreign legislation exists as well, including Canada's Anti-Spam Legislation and the European laws that have been enacted pursuant to the General Data Protection Regulation "(GDPR)" and European Union Directive 2002/58/EC and its amendments. We use email as a significant means of communicating with our existing members and users as well as potential website visitors and members and users. At this time, we are applying the applicable legal requirements to e-newsletters and all other e-mail communications and believe that our e-mail practices comply with the requirements of the CAN-SPAM Act, state laws and applicable foreign legislation.

Telemarketing Rules. Laws regulating telemarketing in the U.S., including the Telephone Consumer Protection Act (the "TCPA"), the Federal Communications Commission ("FCC") rules thereunder, the Telemarketing and Consumer Fraud and Abuse Prevention Act and the FTC's Telemarketing Sales Rule, including their do-not call provisions, and in the other jurisdictions where we do business, could apply to our calls to members, users and individuals who visit our websites. If any of these laws apply to our telemarketing, and we are found liable for violating them, we could be subject to financial penalties.

Other Consumer Protection Regulation and Privacy. The FTC and many state attorneys general are applying federal and state consumer protection laws to require that the online collection, use and dissemination of data, and the presentation of web site content, comply with certain standards for notice, choice, security and access. In many cases, the specific limitations imposed by these standards are subject to interpretation by courts and other governmental authorities, and courts may adopt these developments as law. In addition, the FTC has published self-regulatory principles to address consumer privacy issues that may arise from so-called "behavioral targeting" (i.e. the tracking of a member's or user's online activities in order to deliver advertising tailored to their interests) and to encourage industry self-regulation for public content. Although the FTC excluded from the principles contextual advertising, with respect to other types of behavioral targeting that include the storage of more, and potentially sensitive, data or that collects information outside of the "traditional Web site context" (such as through a mobile device or by an ISP), the FTC has stated that it will continue to evaluate self-regulatory programs and bring law enforcement actions where appropriate. Further, the FTC has indicated that it is considering regulations regarding behavioral advertising, which may include implementation of a more rigorous opt-in regime. An opt-in policy would prohibit businesses from collecting and using information obtained through behavioral targeting activities from individuals who have not voluntarily consented. The FTC has also issued further clarifying guidance regarding consumer privacy and data collection with a particular focus on the mobile environment. A few states have also introduced legislation that, if enacted, would restrict or prohibit behavioral advertising within the state. In the absence of a federal law pre-empting their enforcement, such state legislation would likely have the practical effect of regulating behavioral advertising nationwide because of the difficulties behind implementing state-specific policies. In addition, states (including California) are considering new and/or have implemented comprehensive privacy laws (such as the California Consumer Privacy Act) which may have an impact on how we can conduct our business. In addition, the European Union ("EU") and its member states, the United Kingdom, Canada and numerous other countries have laws, rules and/or regulations dealing with the collection and use of personal information obtained from their citizens. Regulations have focused on, among other things, the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as an e-mail address, a name, or in some cases, an IP address. These laws also provide consumers the right to access the information a company has collected on them, correct it, request that it be deleted, or to stop the sale of such information to third parties. Additionally, the EU requires informed consent for the placement of a cookie on a user device.

While we believe that we are operating our business in compliance with the laws and regulations that apply to us, such laws and regulations continue to be the focus of legislative bodies, courts, and regulators at the state and federal level as well as in other countries. This enhanced focus may result in amendments to existing laws and regulations, the enactment of new laws and regulations, and new guidance and interpretation by governmental agencies or the courts. All of these factors could materially impact our business and results of operations.

Intellectual Property

We regard our copyrights, domain names, trademarks, trade secrets and similar intellectual property as important to our success, and we rely upon copyright, trademark and trade secrets laws, as well as confidentiality agreements with our employees and others, and protective contractual provisions, to protect the proprietary technologies and content that we have developed. We pursue the registration of our material trademarks in the U.S. and elsewhere. Currently, our TechTarget and BrightTALK trademark and logo, as well as certain other marks and logos, are registered in the U.S. with the U.S. Patent and Trademark Office and in select foreign jurisdictions and we have applied for U.S. and foreign registrations for various other marks. In addition, we have registered over 1,600 domain names that are, or may be, relevant to our business, including "www.techtarget.com," "www.knowledgestorm.com," "www.bitpipe.com," and those leveraging the "search" prefix used in the branding of many of our websites. We also incorporate a number of third party software products into our technology platform pursuant to relevant licenses. We use third party software to maintain and enhance, among other things, the content generation and delivery, and support our technology infrastructure. We are not substantially dependent upon these third party software licenses, and we believe the licensed software is generally replaceable, by either licensing or purchasing similar software from another vendor or building the software functions ourselves.

Human Capital Resources

As of December 31, 2022, we had approximately 1,000 full-time employees worldwide. None of our U.S employees are represented by a labor union and only a small number of our international employees in the United Kingdom and France are represented by workers' councils and have the benefits of collective bargaining agreements at the national and/or sector level. We have not experienced interruptions of operations or work stoppages due to labor disagreements. TechTarget is an innovative company in a dynamic environment that fosters a collaborative culture among its energetic, driven workforce. We value our employees, let them know the objectives and goals, challenge them, equip them with the right tools and resources to succeed, and then empower them to get the job done. At TechTarget, we give employees direct responsibility for generating results while allowing their ideas to be the catalyst for entirely new areas of opportunity. Our key human capital objectives in managing our business include attracting, developing and retaining top talent while integrating diversity, equity and inclusion principles and practices into our culture.

We strive to attract a pool of diverse and exceptional candidates and support their career growth once they become employees. Our efforts begin during the recruitment process by offering candidates an outstanding, comfortable and welcoming candidate experience where they are able to learn as much about our company and culture as we are able to learn about them. Once hired, we ensure that employees are rewarded, recognized and engaged based on their contributions. We also emphasize in our performance evaluation and career development efforts internal mobility opportunities for employees to drive professional development and we consistently promote approximately 27% of our workforce to positions with increased responsibility each year. Our goal is a long-term, upward-bound career at TechTarget for every employee, which we believe also drives our retention efforts. Our ability to retain our workforce is also dependent on our ability to foster an environment that is safe, respectful, fair and inclusive of everyone and promotes diversity, equity and inclusion inside and outside of our business. We accomplish this with the strong culture we have built over the past 20+ years and through the efforts of our active culture committees – Women in Business at TechTarget, Health & Fitness at TechTarget, TechTarget Gives and TechTarget Diversity & Inclusion Committee. Each committee has their own distinct mission, but all look to cultivate leadership skills, develop best business practices, encourage knowledge sharing, give back to the community, and provide personal growth and development opportunities while allowing for a wide range of perspectives and experiences.

In December 2022, we committed to a restructuring plan (the "Plan") intended to generate operational efficiencies, strengthen our financial position through reducing costs, and better align our operations with our current strategic objectives. The Plan involved streamlining the operations of certain of our business units and included the elimination of approximately 60 positions, or approximately 5% of our then current workforce. We believe we continue to have good relations with our employees.

Seasonality

The timing of our revenues is affected by seasonal factors. Our revenues are seasonal primarily as a result of the annual budget approval process of many of our customers, the normal timing at which our customers introduce new products, and the historical decrease in marketing and sales activity in summer months. The timing of revenues in relation to our expenses, much of which do not vary directly with revenues, has an impact on the cost of revenues, selling and marketing, product development and general and administrative expenses as a percentage of revenues in each calendar quarter during the year.

The majority of our expenses are personnel-related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses. As a result, we have not experienced significant seasonal fluctuations in the timing of our expenses period to period.

Available Information

Our website address is www.techtarget.com, and our investor relations website is located at https://investor.techtarget.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, available free of charge through our website as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission ("SEC"). The SEC maintains a website, at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that are filed electronically. Our Code of Business Conduct and Ethics, and any amendments to our Code of Business Conduct and Ethics, Corporate Governance Guidelines and Board Committee Charters, are also available on our website. The information contained on our website is not a part of, or incorporated by reference into, this Annual Report on Form 10-K.

Investors and others should note that we announce material information to our investors using one or more of the following: SEC filings, press releases and our corporate website, including without limitation the "Investor Relations" section of our website. We use these channels, as well as social media channels such as Twitter and LinkedIn, in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligations under Regulation FD. It is possible that the information we post on our corporate website or other social media could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the "Investor Relations" section of our corporate website and on our social media channels.

References to our website and information found on our website should not be deemed incorporated by reference into this Annual Report on Form 10-K.

Item 1A. Risk Factors

The risks and uncertainties set forth below, as well as other risks and uncertainties described elsewhere in this Annual Report on Form 10-K including in our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" or in our other filings with the SEC, could materially and adversely affect our business, financial condition, operating results and the trading price of our common stock. Additional risks and uncertainties that are not currently known to us or that are not currently believed by us to be material may also harm our business operations and financial results. Because of the following risks and uncertainties, as well as other factors affecting our financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to our Business and Operations

Because we depend on our ability to generate revenues from the sale and support of purchase intent driven advertising campaigns, fluctuations in advertising spending could have an adverse effect on our revenues and operating results.

The primary source of our revenues is the sale and support of purchase intent-driven advertising campaigns to our customers. Any reduction in advertising expenditures could have an adverse effect on the Company's revenues and operating results. We believe that advertising spending on the internet, as in traditional media, fluctuates significantly as a result of a variety of factors, many of which are outside of our control. Some of these factors include:

- variations in expenditures by advertisers due to budgetary constraints;

- the cancellation or delay of projects by advertisers or by one or more significant customers;

- the cyclical and discretionary nature of advertising spending;

- the relocation of advertising expenditures to competitors or other media;

- general global economic conditions and the availability of capital, as well as economic conditions specific to the internet and online and offline media industry; and

- the occurrence of extraordinary events, such as natural disasters, disease outbreaks (such as the novel coronavirus), acts of terrorism and international or domestic political and economic unrest.

General domestic and global economic, business or industry conditions, financial market instability, and geopolitical changes may adversely affect our business, as well as our ability to forecast financial results.

The U.S. and international economies have experienced inconsistent, unpredictable growth and a certain degree of instability, magnified at times by factors including changes in the availability of credit, inflation, volatile business and consumer confidence, unemployment, responses to public health crisis, including pandemics like COVID-19 and epidemics and geopolitical unrest, including from the impacts of the Russian invasion of Ukraine and its global ramifications. These and other macro-economic conditions have contributed to unpredictable changes in the global economy and expectations of future global economic growth. Additionally, economic weakness in the U.S. and international markets has adversely affected our customers and their spending decisions, causing them to reduce or delay their purchases of our offerings, which has adversely affected and may continue to affect our business.

Because all components of our budgeting and forecasting are dependent upon estimates of growth or contraction in the economy generally, and in the IT market specifically, it can be difficult for us to accurately estimate future income and expenditures. We cannot predict the duration of current economic conditions or the duration or strength of an economic recovery in the U.S. or worldwide generally or in the IT industry or in any of its segments. Further adverse changes may occur as a result of global, domestic or regional economic conditions, changing consumer and customer confidence, inflation, unemployment, tariffs, declines in stock markets, or other factors affecting economic and geopolitical conditions generally. These macro-economic conditions may also result in increased expenses due to higher allowances for doubtful accounts and potential goodwill and asset impairment charges and may make it more difficult for us to make accurate forecasts of revenue, gross margin, cash flows and expenses. We recognize that these challenging macro-economic conditions have and may continue to negatively affect the sales of our offerings, both in the U.S. and internationally, and could increase exposure to losses from bad debts, increase the cost and decrease the availability of financing, or increase the risk of loss on investments. The impact in the future of these macro-economic conditions on our business, results of operations, financial condition and/or liquidity is uncertain and will depend on future developments that we may not be able to accurately predict.

Because most of our customers are in the enterprise technology industry, our revenues are subject to characteristics of the enterprise technology industry that can affect advertising spending by B2B technology companies.

Because most of our customers are in the enterprise technology industry, the success of our business is closely linked to the health, and subject to market conditions, of the enterprise technology industry. The enterprise technology industry is characterized by, among other things, volatile quarterly results, uneven sales patterns, short product life cycles, rapid technological developments, frequent new product introductions and enhancements and evolving domestic and international laws and regulations, particularly with respect to data privacy and data protection. As a result, our customers' advertising budgets, which are often viewed as discretionary expenditures, may increase or decrease significantly over a short period of time. Many of our customers continue to scrutinize their spending on advertising campaigns. Prior market downturns in the enterprise technology industry have resulted in declines in advertising spending, which can cause longer sales cycles, deferral or delay of purchases by B2B technology companies and generally reduced expenditures for advertising and related services. For example, recent macroeconomic headwinds have caused general anxiety, elongated sales cycles, budget cuts and freezes at many of our customers. Our revenues and profitability depend on the overall demand for advertising services from our customers. We believe that demand for our offerings has been in the past, and could be in the future, disproportionately affected by fluctuations, disruptions, instability or downturns in the enterprise technology industry, which may cause customers and potential customers to exit the industry or delay, cancel, reduce or reallocate any planned expenditures for our purchase intent driven marketing and sales products. Any slowdown in the formation of new B2B technology companies or decline in the growth of existing B2B technology companies, may cause a decline in demand for our offerings.

In addition, the marketing and advertising budgets of our customers may fluctuate as a result of:

- weakness in corporate enterprise technology spending, resulting in a decline in enterprise technology marketing and advertising spending, a trend that we have seen in the past and that may continue in the future;

- increased concentration in the enterprise technology industry as a result of consolidations, leading to a decrease in the number of current and prospective customers, as well as an overall reduction in marketing and advertising spend;

- reduced spending by combined entities following such consolidations, leading to volume and price compression and loss of revenue; and

- the timing of marketing and advertising campaigns around new product introductions and initiatives.

Our future growth will depend in large part on continued increased sales of our data-driven products and services.

We sell a suite of data-driven products and services, which is based on our Activity Intelligence™ analytics. We expect that data-driven products, as well as the expansion of the features in our current product offerings, will be major components of our future growth. The failure of our data-driven products to meet anticipated sales levels, our inability to continue to expand our data-driven products successfully, or the failure of our current or new products and services to achieve and then maintain widespread customer acceptance could have a material adverse effect on our business and financial results. In addition, competitors may develop a service or application that is similar to our data-driven product suite, which could also result in reduced sales for those product offerings.

The majority of our revenues are primarily derived from short-term contracts that may not be renewed.

Our customer contracts are primarily short-term, typically six months or less, and are generally subject to termination without substantial penalty by the customer at any time, generally with minimal notice requirements. We cannot assure you that our current customers will fulfill their obligations under their existing contracts, continue to participate in our existing programs beyond the terms of their existing contracts or enter into any additional contracts for new programs that we offer. In addition, our ongoing efforts to enter into longer-term contracts with customers for our products and services may not continue to be successful, particularly in light of current macroeconomic conditions. If a significant number of customers or a few large customers decided not to continue purchasing marketing and advertising services from us, then we could experience a rapid decline in our revenues over a relatively short period of time. Any factors that limit the amount our customers are willing to and do spend on marketing or advertising with us could have a material adverse effect on our business.

If we are unable to deliver content and services that attract and retain a critical mass of members and users, our ability to attract customers may be affected, which could in turn have an adverse effect on our revenues.

Our success depends on our continued ability to deliver original and compelling content and services to attract and retain members and users, as well as our ability to garner a critical mass of members of our websites or users of the BrightTALK platform. Our member and user base is primarily comprised of corporate enterprise technology and business professionals who demand specialized websites and content tailored to the sectors of the enterprise technology products for which they are responsible and that they purchase. Our content and services may not generate engagement with our websites or the BrightTALK platform or continue to attract and retain a critical mass of members and users necessary to attract customers and generate revenues consistent with our historical results and expectations of future results. We also may not develop new content or services in a timely or cost-effective manner. Our ability to develop and produce this specialized content successfully is subject to numerous uncertainties, including our ability to:

- anticipate and respond successfully to rapidly changing enterprise technology developments and preferences to ensure that our content remains timely and interesting to our members;

- attract and retain qualified editors, writers, freelancers and technical personnel;

- fund new development for our programs and other offerings;

- successfully expand our content offerings into new platform and delivery mechanisms; and

- promote and strengthen the brands of our websites, webinar platform and our name.

If we are not successful in maintaining and growing our member and user base through the deployment of targeted and compelling content, our ability to retain and attract customers may be affected or we may be required to obtain licensed content which may not be at reasonable prices, which could in turn have an adverse effect on our revenues, and operating results.

We depend upon internet search engines to attract a significant portion of the visitors to our websites. These visitors can become members and users, and if we were listed less prominently in search result listings as a result of changes in the search engines' algorithms or otherwise, our business and operating results could be harmed.

We derive a significant portion of our website traffic from users who search for enterprise technology research and editorial content through internet search engines. A critical factor in attracting members and users to our websites and virtual event and webinar platform is whether we are prominently displayed in response to an internet search relating to enterprise technology content. Search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular internet search engine. The algorithms determine the order of the listing of results in response to the user's internet search. From time to time, search engines revise their algorithms. In some instances, these modifications may be detrimental and cause our websites to be listed less prominently in unpaid search results or not at all, which will result in decreased traffic from search engine users to our websites. Our websites and virtual event and webinar platform may also become listed less prominently in unpaid search results, for other reasons, such as search engine technical difficulties, search engine technical changes and changes we make to our websites and virtual event and webinar platform. In addition, search engines have deemed the practices of some companies to be inconsistent with search engine guidelines and have decided not to list their websites in search result listings at all. Although we could mitigate certain algorithm changes affecting our traffic with increased marketing expenditures, if we are listed less prominently or not at all, in search result listings, traffic to our websites could decline, which could impact our operating results. Increased marketing spend to increase site traffic could also impact our operating results.

Further, we use search engine optimization ("SEO"), to enhance the visibility of our websites and optimize ranking in search engine results. Our ability to successfully manage our SEO efforts across our owned and operated websites depends on our ability to adapt and respond to changes in search engine algorithms and methodologies and changes in search query trends. If we fail to successfully manage our SEO strategy, our owned and operated websites may receive less favorable placement in organic or paid listings, which would reduce the number of visitors to our sites, decrease conversion rates and repeat business and have a detrimental effect our ability to generate revenue.

There are a number of risks associated with our international operations, as well as the expansion of those operations, that could adversely affect our business.

The Company derives a significant portion of its revenues from customers with billing addresses outside of the U.S. For the year ended December 31, 2022 approximately 36% of our revenues were derived from international geo-targeted campaigns, which are campaigns that are targeted at members who reside outside of North America. We have offices in the United Kingdom, France, Germany, Singapore and Australia. We also publish websites in Spanish, French, German, Portuguese and Chinese, targeting members worldwide who speak those languages.

In addition to many of the same challenges we face domestically, there are additional risks and costs to doing business in international markets, including:

- limitations on our activities in foreign countries where we have granted rights to existing business partners;

- the degree to which our foreign-based customers transition from print to online purchase intent data;

- the adaptation of our websites and purchase intent data programs to meet local needs;

- our foreign-based competitors having greater resources and more established relationships with local advertisers;

- more restrictive data privacy and data protection regulation, which may vary by country and for which there may be little, conflicting or no guidance;

- more restrictive website licensing and hosting requirements, which may result in our websites being blocked, may require changes to how we operate our websites, or may involve regulatory or enforcement actions against us that could be harmful to our business;

- more extensive labor regulation, which may vary by country;

- difficulties in staffing and managing multinational operations;

- difficulties in finding appropriate foreign licensees or joint venture partners;

- difficulties following changes in local business operations or structure;

- distance, language and cultural differences in doing business with foreign entities;

- foreign (and domestic) political and economic uncertainty;

- less extensive adoption of the internet as an information source and increased restriction on the content of websites;

- currency exchange-rate fluctuations; and

- potential adverse tax requirements.

Brexit. The United Kingdom's June 2016 referendum, in which voters approved an exit of the United Kingdom from the European Union, commonly referred to as "Brexit," resulted in significant general economic uncertainty as well as volatility in global stock markets and currency exchange rate fluctuations. In March 2017, the United Kingdom served notice to the European Council under Article 50 of the Lisbon Treaty of its intention to withdraw from the European Union. As of January 30, 2020, the United Kingdom's membership in the European Union was terminated and an eleven month transition period began which expired on December 31, 2020. In December 2020, the United Kingdom and the European Union agreed on a trade and cooperation agreement, under which the United Kingdom and the European Union will now form two separate markets governed by two distinct regulatory and legal regimes. The trade and cooperation agreement covers the general objectives and framework of the relationship between the United Kingdom and the European Union, including as it relates to trade, transport and visas. Notably, under the trade and cooperation agreement, United Kingdom service suppliers no longer benefit from automatic access to the entire European Union single market, United Kingdom goods no longer benefit from the free movement of goods and there is no longer the free movement of people between the United Kingdom and the European Union. Depending on the application of the terms of the trade and cooperation agreement, we could face new regulatory costs and challenges. The full effect of Brexit remains uncertain and depends on the application of the terms of the trade and cooperation agreement. Moreover, the overall impact of Brexit may create further global economic uncertainty, which may cause a subset of our customers to more closely monitor their costs in the affected region. Our revenue generated from customers who have billing addresses within the United Kingdom was approximately 10% and 14% of our total revenues for the years ended December 31, 2022 and 2021, respectively.

As a result, we may face difficulties and unforeseen expenses in expanding our business internationally and, if we attempt to do so, we may be unsuccessful, which could harm our business, operating results and financial condition.

Competition for customers' marketing and advertising spending is intense, and we may not compete successfully, which could result in a material reduction in our market share, the number of our customers and our revenues.

We compete for potential customers with a number of different types of offerings and companies, including: broad based media outlets such as television, newspapers and business periodicals that are designed to reach a wide audience; general purpose portals and search engines; and offline and online offerings of media companies that produce content specifically for IT and business professionals, including Ziff Davis, Inc. (formerly J2 Global, Inc.), Madison Logic, Inc., and Foundry (formerly IDG Communications), providers of predictive analytics and internet-based analysis including companies like 6sense Insights, Inc., Infer, Inc., Bombora, Inc. and Aberdeen Group, LLC , contact providers such as ZoomInfo Technologies Inc., as well as webinar providers such as LogMeIn, Inc., Intrado Corporation and ON24, Inc. Customers may choose our competitors over us not only because they prefer our competitors' online offerings to ours but also because customers prefer to utilize other forms of marketing and advertising services offered by our competitors that are not offered by us and/or to diversify their marketing and advertising expenditures. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may also offer different pricing than we do, which could be more attractive to customers. Competitors have historically responded, and may continue to respond, to market conditions by lowering prices to try to attract our customers. As a result, we could lose market share to our competitors in one or more of our businesses and our revenues could decline.

We may not innovate at a successful pace, which could harm our operating results.

Our industry is rapidly adopting new technologies and standards to create and satisfy the demands of users and advertisers. It is critical that we continue to innovate by anticipating and adapting to these changes to ensure that our content-delivery, demand generation and data-driven products and services remain effective and interesting to our members, customers and partners. In addition, we may need to make significant expenditures to achieve these goals. If we fail to accomplish these goals, we may lose members and the customers that seek to reach those members, which could harm our operating results. Existing and planned efforts to develop new products, including any subscription-based offerings, may be costly and ultimately not successful.

We may be unable to continue to build awareness of our brands, which could negatively impact our business and cause our revenues to decline.

Building and maintaining recognition of our brands is critical to attracting and retaining our member base. We intend to continue to build existing brands and introduce new brands that will resonate with our targeted audiences. In order to promote our brands, we may find it necessary to increase our marketing budget, hire additional marketing and public relations personnel or otherwise increase our financial commitment to creating and maintaining brand loyalty among our customers. If we fail to promote and maintain our brands effectively, or incur excessive expenses attempting to promote and maintain our brands, our business and financial results may suffer.

If we do not retain our key personnel, our ability to execute our business strategy will be adversely affected.

Our continued success depends to a significant extent upon the recruitment, retention and effective succession of our executive officers and key management. Our management team has significant industry experience and would be difficult to replace. These individuals possess sales, marketing, financial and administrative skills that are critical to the operation of our business. The competition for these employees is intense. The loss of the services of one or more of our key personnel could have a material adverse effect on our business and operating results.

We may not be able to attract, hire and retain qualified personnel cost-effectively, which could impact the quality of our content and services and the effectiveness and efficiency of our management, resulting in increased costs and losses in revenues.

Our success depends on our ability to attract, hire and retain qualified technical, editorial, sales and marketing, customer support, financial and accounting and other managerial personnel at commercially reasonable rates. The competition for personnel in the industries in which we operate is intense. Our personnel may terminate their employment at any time for any reason. Loss of personnel may also result in increased costs for replacement hiring and training. If we fail to attract and hire new personnel or retain and motivate our current personnel, we may not be able to operate our businesses effectively or efficiently, serve our customers properly or maintain the quality of our content and services. In particular, our success depends in significant part on maintaining and growing an effective sales and customer retention force. This dependence involves a number of challenges, including the need to hire, integrate, motivate and retain additional sales and sales support personnel and train new sales personnel, many of whom lack sales experience when they are hired, as well as increased competition from other companies in hiring and retaining sales personnel.

In December 2022, we committed to a restructuring plan intended to generate operational efficiencies, strengthen our financial position through reducing costs, and better align our operations with our current strategic objectives. The Plan involved streamlining the operations of certain of our business units and included the elimination of approximately 60 positions, or approximately 5% of our then current workforce. We may find it more difficult to hire and retain qualified personnel as a result of the Plan.

Risks Related to Acquisitions

We may fail to identify or successfully acquire and integrate businesses, products and technologies that would otherwise enhance our product and service offerings to our customers and members, and as a result our revenues may decline or fail to grow.

We have acquired, and in the future may acquire or invest in, complementary businesses, products or technologies. Acquisitions and investments involve numerous risks including:

- difficulty in assimilating the operations and personnel of acquired businesses;

- potential disruption of our ongoing businesses and distraction of our management and the management of acquired companies;

- difficulty in incorporating acquired technology and rights into our offerings and services, which could result in additional expenses and/or technical difficulties in delivering our product offerings;

- potential failure to achieve additional sales and enhance our customer base through cross-marketing of the combined company's products and services to new and existing customers;

- potential detrimental impact to our pricing based on the historical pricing of any acquired business with common customers and the market generally;

- potential litigation resulting from our business combinations or acquisition activities; and

- potential unknown liabilities associated with the acquired businesses.

Our inability to integrate any acquired business successfully, or the failure to achieve any expected synergies, could result in increased expenses and a reduction in expected revenues or revenue growth. As a result, our revenues, results of operations or stock price could fluctuate or decline. In addition, we may not be able to identify or successfully complete acquisitions, which could impact our ability to expand into complementary sectors in the future.

We may fail to realize the anticipated benefits of our acquisitions or those benefits may take longer to realize than expected.

Our ability to realize the anticipated benefits of our acquisitions will depend, to a large extent, on our ability to effectively integrate the acquired businesses with our business, which will be a complex, costly and time-consuming process. We will be required to devote significant management attention and resources to integrate the business practices and operations of the acquired businesses with ours. The integration process may disrupt our business and, if implemented ineffectively, could result in the full expected benefits of the acquisitions not being realized. The failure to meet the challenges involved in the integration process and to realize the anticipated benefits of the acquisitions could cause an interruption of, or a loss of momentum in, our operations and could adversely affect our business, financial condition and results of operations.

Additional integration challenges could include:

- difficulties in achieving anticipated synergies, business opportunities and growth prospects from the acquisitions;

- difficulties in the integration of operations and systems;

- difficulties in conforming standards, controls, procedures and accounting and other policies, business cultures and compensation structures;

- difficulties in the assimilation of employees;

- challenges in obtaining new customers; and

- challenges in attracting and retaining key personnel.

Many of these factors are outside of our control and any one of them could result in increased costs and liabilities, loss of customers and other business relationships, competitive response, decreases in the amount of expected revenues and diversion of management's time and energy, any of which could adversely affect our business, financial condition and results of operations and result in us becoming subject to litigation. In addition, even if the acquired businesses are integrated successfully, the anticipated benefits of the acquisitions may not be realized within the anticipated time frame, or at all. All of these factors could cause reductions in our earnings per share, decrease or delay the expected accretive effect of the acquisitions and negatively impact the price of our common stock. As a result, our acquisitions may not result in the realization of the full anticipated benefits.

Risks Related to Data Privacy, Security and Intellectual Property Rights

We may have limited protection of our intellectual property rights; which others could infringe.

Our success and ability to compete are dependent in part on the strength of our proprietary rights, on the goodwill associated with our trademarks, trade names and service marks, and on our ability to use U.S. and foreign laws to protect them. Our intellectual property includes, among other things, our original content, our editorial features, logos, brands, domain names, the technology that we use to deliver our services, the various databases of information that we maintain and make available by license, and the appearances of our websites. We claim common law protection on certain names and marks that we have used in connection with our business activities. Although we have applied for and obtained registration of some of our marks in the U.S. and other countries where we do business, we have not been able to obtain registration of all of our key marks in certain non-U.S. jurisdictions due to prior registration or use by third parties employing similar marks. In addition to U.S. and foreign laws and registration processes, we rely on confidentiality agreements with our employees and third parties and other protective contractual provisions to safeguard our intellectual property.

Policing our intellectual property rights and identifying infringers worldwide is a difficult task, and even if we are able to identify infringers, we may not be able to stop them from infringing our intellectual property. We cannot be certain that third party licensees of our content will adequately protect our proprietary rights. Intellectual property laws and our agreements may not be sufficient to prevent others from copying or otherwise obtaining and using our content or technologies. In addition, others may develop non-infringing technologies that are similar or superior to ours. In seeking to protect our marks, copyrights, domain names and other proprietary rights, we could face costly litigation and the diversion of our management's attention and resources.

Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is still evolving. Therefore, we might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Any impairment in the value of these important assets could cause our stock price to decline.

We could be subject to claims from third parties based on the content on our websites created by us and third parties. These claims could result in costly litigation, payment of damages or the need to revise the way we conduct our business.

We could be subject to infringement claims from third parties, which may or may not have merit. Due to the nature of content published on our online network, including content placed on our online network by third parties, and as a creator and distributor of original content and research, we face potential liability based on a variety of theories, including defamation, libel, negligence, copyright or trademark infringement, or other legal theories based on the nature, creation or distribution of this information. Such claims may also include, among others, claims that by providing hypertext links to websites operated by third parties, we are liable for wrongful actions by those third parties through these websites. Similar claims have been brought, and sometimes successfully asserted, against online services. It is also possible that our members could make claims against us for losses incurred in reliance on information provided on our networks. In addition, we could be exposed to liability in connection with material posted to our internet sites by third parties. For example, many of our sites offer members an opportunity to post comments and opinions that are not moderated. Some of this member-generated content may infringe on third party intellectual property rights or privacy rights or may otherwise be subject to challenge under copyright laws. Such claims, whether brought in the U.S. or abroad, could divert management time and attention away from our business and result in significant cost to investigate and defend, regardless of the merit of these claims. In addition, if we become subject to these types of claims and are not successful in our defense, we may be forced to pay substantial damages. These claims could also result in the need to develop alternative trademarks, content or technology or to enter into costly royalty or licensing agreements. Our insurance may not adequately protect us against these claims. The filing of these claims may also damage our reputation as a high-quality provider of unbiased, timely analysis and result in customer cancellations or overall decreased demand for our services. We may not have, in all cases, conducted formal evaluations of our content, technology and services to determine whether they expose us to any liability of the sort described above. As a result, we cannot be certain that our technology, offerings, services or online content do not or will not infringe upon the intellectual property or other rights of third parties. If we were found to have infringed on a third party's intellectual property rights or otherwise found liable for damages as a result of such claims, the value of our brands and our business reputation could be impaired, and our business could suffer.

Changes in laws and standards relating to marketing, data collection and use, and the privacy of internet users could impact our ability to conduct our business and thereby decrease our marketing and advertising service revenues while imposing significant compliance costs on the Company.

We use e-mail as a significant means of communicating with our members. The laws and regulations governing the use of e-mail for marketing purposes continues to evolve, and the growth and development of the market for commerce over the internet may lead to the adoption of additional legislation and/or changes to existing laws. If new laws or regulations are adopted, or existing laws and regulations are interpreted and/or amended or modified to impose additional restrictions on our ability to send e-mail to our members or potential members, we may not be able to communicate with them in a cost-effective manner. In addition to legal restrictions on the use of e-mail, internet service providers and others typically attempt to block the transmission of unsolicited e-mail, commonly known as "spam." If an internet service provider or software program identifies e-mail from us as "spam," we could be placed on a restricted list that would block our e-mail to members or potential members who maintain e-mail accounts with these internet service providers or who use these software programs. If we are unable to communicate by e-mail with our members and potential members as a result of legislation, blockage or otherwise, our business, operating results and financial condition could be harmed.

We collect information from those who visit or register as members or users on our websites or webinar platform, co-branded sites, or for services, respond to surveys or, in some cases, view our content. Subject to each member's permission (or right to decline, which we refer to as an "opt-out", a practice that may differ across our various websites and platforms, depending on the applicable needs and requirements of different countries' laws), we may use this information to inform our members and users of services that they have indicated may be of interest to them. We may also share this information with our customers for members and users who have elected to receive additional promotional materials and have expressly or implicitly granted us permission to share their information with third parties. We also collect information on our members and users based on their activity on our sites. The U.S. federal government and certain states have adopted or proposed limitations on the collection, distribution and use of personal information of internet users.

Although, to date, our efforts to comply with applicable international, federal and state laws and regulations have not hurt our business, additional, more burdensome laws or regulations, including more restrictive consumer privacy and data security laws, could be enacted or applied to us or our customers. Such laws or regulations could impair our ability to collect member and user information that helps us to provide more targeted content to our website visitors, platform users, members and users and detailed lead data to our customers, thereby impairing our ability to maintain and grow our audience and maximize revenue from our customers. Additionally, the FTC and many state attorneys general are applying federal and state consumer protection laws to require that the online collection, use and dissemination of data, and the presentation of website content, comply with certain standards for notice, choice, security and access. Courts may also adopt these developing standards. In many cases, the specific limitations imposed by these standards are subject to interpretation by courts and other governmental authorities. A few states have also introduced legislation that, if enacted, would restrict or prohibit behavioral marketing and advertising within the state. In the absence of a federal law pre-empting their enforcement, such state legislation would likely have the practical effect of regulating behavioral marketing and advertising nationwide because of the difficulties behind implementing state-specific policies or sending targeted advertising to individuals based on their perceived commercial interests. In the event of additional legislation in this area, our ability to effectively target our website visitors and members may be limited. We believe that we are in compliance with applicable consumer protection laws, but a determination by a state or federal agency or court that any of our practices do not meet these laws and regulations could create liability to us, result in adverse publicity and negatively affect our businesses. New interpretations of these standards could also require us to incur additional costs and restrict our business operations.

Overall privacy laws also are expanding in ways that may impact our business. In addition, there are new privacy laws that may impact our business operations. For example, the state of California has adopted a new comprehensive privacy law, the California Consumer Privacy Act ("CCPA"), which took effect in January 2020 and became enforceable in July 2020. Moreover, in November 2020, California voters approved a new privacy law, the California Privacy Rights Act ("CPRA"), which amends the CCPA to create new privacy rights and obligations in California. In addition, other states, including Virginia, Colorado, Connecticut and Utah, already have passed state privacy laws. Several other states are also considering bills similar to the CCPA or other generally applicable privacy laws that may impose additional costs and obligations on us and may impact our ability to conduct our business. States also are reviewing other categories of privacy laws, addressing certain practices (such as marketing), collection of certain data (e.g., biometrics or children's data) or otherwise addressing privacy concerns in various ways. These laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products. We may be required to devote substantial resources to implement and maintain compliance with the CCPA, and noncompliance with these laws could result in regulatory investigations and fines or private litigation.

Furthermore, the U.S. Congress also is considering comprehensive privacy legislation. At this time, it is unclear whether Congress will pass such a law and if so, when and what it will require and prohibit. There are open questions as to whether a federal law will supplement or pre-empt these emerging state laws, as well as how this potential law will impact the requirements of existing US laws related to personal data, including CAN-SPAM and TCPA. Moreover, it is not clear whether any such legislation would give the Federal Trade Commission ("FTC") any new authority to impose civil penalties for violations of the Federal Trade Commission Act in the first instance, whether Congress will grant the FTC rulemaking authority over privacy and information security, or whether Congress will vest some or all privacy and data security regulatory authority and enforcement power in a new agency, akin to EU data protection authorities.

In addition, there are laws in a growing number of countries around the world that may impact our business. The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we must comply, with additional laws and amendments being passed on a regular basis. The EU and its member states, the United Kingdom, Canada and several other countries and certain states, such as California have regulations dealing with the collection and use of personal information obtained from their citizens. Other countries are considering laws as well. Regulations in these jurisdictions have focused on the collection, processing, transfer, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as a name, e-mail address or online identifier (such as an IP address in certain cases). These laws also provide consumers the right to access the information a company has collected on them, correct it, request that it be deleted, or to stop the sale of such information to third parties.

The General Data Protection Regulation ("GDPR") of the European Union became effective in May 2018 and was designed to, among other things, harmonize disparate data privacy laws found across Europe. GDPR implemented more rigorous principles relating to the data privacy and data protection, including, among other things, enhanced disclosure requirements regarding how personal information is obtained, used, and shared, limitations on the purpose and storage of personal information, mandatory data breach notification requirements and enhanced standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Its application and scope are extensive and penalties for non-compliance are significant, including fines of up to 20 million Euros or 4% of total worldwide revenue. In the event the Company is deemed not in compliance with GDPR, or fails to maintain compliance, then the Company would be exposed to material damages, costs and/or fines if an EU regulator or EU resident commenced an action. Failure to comply or maintain compliance could cause considerable harm to us and our reputation (including requiring notification to customers, regulators, and/or members), cause a loss of confidence in our services, and deter current and potential customers from using our services.

Further, the European Union also is considering proposals for the Regulation on Privacy and Electronic Communications ("ePrivacy Regulation") which will replace the ePrivacy Directive and is intended to align with the overall EU data privacy and protection framework, including GDPR. The ePrivacy Regulation could disrupt the Company's ability to use or transfer data or to market and sell its products and services, which could have a material adverse effect on our business, financial condition, and operating results.

Our customers may implement compliance measures that do not align with our services, which could limit the scope and delivery of services we are able to provide. Our customers may also require us to take on additional privacy and security or other contractual obligations including, but not limited to, indemnification and liability obligations, which may cause us to incur potential business disruption and expense. If our policies and practices, or those of our customers, are, or are perceived to be, insufficient or if our members, website visitors or customers have concerns regarding our data privacy and data protection practices, particularly with respect to GDPR or the pending ePrivacy Regulation, then we could be subject to enforcement actions or investigations by regulators or lawsuits by private parties, member engagement could decline and our business could be negatively impacted.

In addition, there are new and evolving requirements being imposed on the transfer of personal data from other countries to the United States, particularly transfers from the European Union. For certain data transfers and processing activities between the EU and the U.S., our company had relied in part on Court of Justice of the European Union the EU-U.S. Privacy Shield Framework ("the EU Privacy Shield"). The Company self-certified to the EU Privacy Shield and Swiss Privacy Shield most recently on February 23, 2021. On July 16, 2020, however, the Court of Justice of the European Union ("CJEU") invalidated the EU Privacy Shield. The CJEU upheld the adequacy of EU Standard Contractual Clauses ("SCCs") issued by the European Commission for the transfer of personal data to data processors established outside of the EU, however, the court made clear that reliance on SCCs alone may not necessarily be sufficient in all circumstances and that their use must be assessed on a case-by-case basis taking into account the surveillance laws and right of individuals in the destination country. The CJEU's decision took effect immediately. The Company uses several mechanisms to transfer personal data from the EU to the U.S. (including having previously relied on the EU Privacy Shield) and are evaluating what additional mechanisms may be required to establish adequate safeguards for the further transfer of personal data. If supervisory authorities issue guidance on transfer mechanisms, including circumstances where the SCCs cannot be used and/or start taking enforcement action, we could suffer additional costs, complaints, and/or regulatory investigations or fines. Moreover, if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services and could adversely affect our financial results. This CJEU decision and subsequent actions from Data Protection Agencies in the EU may lead to increased scrutiny on data transfers from the EU to the U.S. generally and increase our costs of compliance with data privacy legislation as well as our costs of negotiating appropriate privacy and security agreements with our vendors and business partners. In order to continue receiving personal data from the United Kingdom following Brexit, the Company may be required to meet standards for cross-border transfer imposed by the UK itself. As with other issues related to Brexit, there are open questions about how personal data will be protected in the UK and whether personal information can transfer from the EU to the UK. Following the withdrawal of the U.K. from the EU, the U.K. Data Protection Act 2018 applies to the processing of personal data that takes place in the U.K. and includes parallel obligations to those set forth by GDPR. While the Data Protection Act of 2018 in the United

Kingdom that "implements" and complements the European Union General Data Protection Regulation, or GDPR, has achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the European Economic Area, or EEA, to the United Kingdom will remain lawful under GDPR. The United Kingdom government has already determined that it considers all European Union and EEA member states to be adequate for the purposes of data protection, ensuring that data flows from the United Kingdom to the European Union/EEA remain unaffected. In addition, a recent decision from the European Commission appears to deem the UK as being "essentially adequate" for purposes of data transfer from the EU to the UK, although this decision may be re-evaluated in the future.

Our digital properties collect and use data about our website visitors', platform users and members' online behavior, and the revenue associated with this activity could be impacted by government regulation and enforcement, industry trends, self-regulation, technology changes, consumer behavior and attitude, and private action. We also use such information to call website visitors and members who have provided their telephone numbers to be enrolled as a member or user (for free). Our partners may then follow-up to try to sell products or services to such individuals.

We also work with our partners to deliver targeted advertisements based on members, user, and website visitors' perceived commercial interests. Many of our users voluntarily provide us with contact and other information when they visit our websites. We may utilize data from third party sources to augment our user profiles and marketing databases so we are better able to personalize content, enhance our analytical capabilities, better target our marketing programs, and better qualify leads for our partners. If changes in user sentiment regarding the sharing of information results in a significant number of visitors to our websites refusing to provide us with contact and other information, our ability to personalize content for our users and provide targeted marketing solutions for our partners would be impaired. If our users choose to opt-out of having their data used for behavioral targeting, it would be more difficult for us to offer targeted marketing programs for our partners. If we are unable to acquire data from third party sources for whatever reason, or if there is a marked increase in the cost of obtaining such data, our ability to personalize content and provide marketing solutions could be negatively impacted.

The use of such consumer data by online service providers and advertising networks is a topic of active interest among federal, state, and international regulatory bodies, as well as self-regulatory organizations, and the regulatory environment is unsettled. Federal, state, and international laws and regulations govern the collection, use, retention, disclosure, sharing and security of data that we receive from and about our website visitors and members through cookies and other similar technologies. Our privacy policies and practices concerning the collection, use, and disclosure of user data are posted on our websites.

There are new and expanding proposals for laws and regulations regarding "Do Not Track" requirements that protect users' right to choose whether or not to be tracked online. These proposals seek, among other things, to allow consumers to have greater control over the use of private information collected online, to forbid the collection or use of online information, to demand a business to comply with their choice to opt out of such collection or use, and to place limits upon the disclosure of information to third party websites. Any such laws and regulations could have a significant impact on the operation of our advertising and data businesses. U.S. regulatory agencies have also placed an increased focus on online privacy matters and, in particular, on online advertising activities that utilize cookies or other tracking tools. Consumer and industry groups have expressed concerns about online data collection and use by companies, which has resulted in the release of various industry self-regulatory codes of conduct and best practice guidelines that are binding for member companies engaged in online behavioral advertising ("OBA") and similar activities. These codes of conduct and best practice guidelines govern, among other things, the ways in which companies can collect, use and disclose user information for OBA purposes, how companies must give notice of these practices, and what choices companies must provide to consumers regarding these practices.

We may be required or otherwise choose to adopt Do Not Track mechanisms, and we may be required to abide by certain self-regulatory principles promulgated by the Digital Advertising Alliance and others for OBA and similar activities, in which case our ability to use our existing tracking technologies, to collect and sell user behavioral data, and permit their use by other third parties could be impaired. This could cause our net revenues to decline and adversely affect our operating results.

The Federal Trade Commission and state Attorneys General all are aggressive in reviewing privacy and data security protections for consumers. New laws also are being considered at both the state and federal levels. Accordingly, failure to comply with federal and state laws (both those currently in effect and future legislation) regarding privacy and security of personal information could expose us to fines and penalties under such laws. There also is the threat of consumer class actions related to these laws and the overall protection of personal data. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our reputation and our business.

We believe that we are in material compliance with all laws, regulations and self-regulatory regimes that are applicable to us. However, as referenced above, these laws, regulations, and self-regulatory regimes may be modified, and new laws may be enacted in the future that may apply to us and affect our business. Further, data protection authorities may interpret existing laws in new ways. We may deploy new products and services from time to time, which may also require us to change our compliance practices. Any such developments (or developments stemming from enactment or modification of other laws) or the failure to anticipate accurately the application or interpretation of these laws could create liability for us, result in adverse publicity, increase our future compliance costs, make our products and services less attractive to our members and customers, or cause us to change or limit our business practices, and materially affect our business and operating results. Further, any failure on our part to comply with any relevant laws or regulations may subject us to significant civil, criminal or contractual liabilities.

The loss of personal, confidential, and/or proprietary information due to our cybersecurity systems or the systems of our customers, vendors, or partners being breached could cause us to incur significant legal and financial exposure and liability, and materially adversely affect our business, operating results and reputation.

We currently retain personal, confidential, and/or proprietary information relating to our members and users, employees, and customers in secure database servers. Our industry is prone to cyber-attacks by third parties seeking access to our data or data we have collected from website visitors and members, or to disrupt our ability to provide service. We have experienced and will continue to experience cyber-attacks targeting our database servers and information systems. Cyber-attacks may involve viruses, malware, ransomware, distributed denial-of-service attacks, phishing or other forms of social engineering (predominantly spear phishing attacks), and other methods seeking to gain unlawful access. We may not be able to prevent unauthorized access to these secure database servers and information systems as a result of these third party actions, including intentional misconduct by criminal organizations and hackers or as a result of employee error, malfeasance or otherwise. A security breach could result in intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, the misappropriation of personal, confidential and/or proprietary information, disruptions in our service, and in the unauthorized access to our customers' data or our data, including intellectual property, business opportunity, and other confidential business information. Additionally, third parties may attempt to fraudulently induce our employees, vendors, or customers into disclosing access credentials such as usernames, passwords or keys in order to gain access to our database servers and information systems.

Our online networks could also be affected by cyber-attacks, and we could inadvertently transmit viruses across our networks to our members or other third parties. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

Providing unimpeded access to our online networks is critical to engaging with our website visitors and members and providing superior service to our customers. Our inability to provide continuous access to our online networks could cause some of our customers to discontinue purchasing marketing and advertising programs and services and/or prevent or deter our members from accessing our networks. We may be required to expend significant capital and other resources to protect against cyber-attacks. We cannot assure that any contractual provisions attempting to limit our liability in these areas will be successful or enforceable, or that our customers or other parties will accept such contractual provisions as part of our agreements.

Many states and foreign jurisdictions in which we operate have enacted laws and regulations that require us to notify members, website visitors, customers and, in some cases, governmental authorities and credit bureaus, in the event that certain personal information is accessed, or believed to have been accessed, without authorization. Certain regulations also require proscriptive policies to protect against such unauthorized access. Additionally, increasing regulatory demands are requiring us to provide heightened protection of personal information to prevent identity theft and the disclosure of sensitive information. Should we experience a loss of personal, confidential, and/or proprietary information, then efforts to regain compliance and address penalties imposed by contractual provisions or governmental authorities could increase our costs significantly.

If we were to experience a significant cybersecurity breach of our information systems or data, the costs associated with the investigation, remediation and potential notification of the breach to counterparties and data subjects could be material, in addition to potential costs related to regulatory investigations in the United States or other countries. In addition, our remediation efforts may not be successful. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology and cybersecurity infrastructure, we could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information.

In addition to the foregoing, any breach of privacy laws or data security laws, particularly resulting in a significant security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential consumer information, could have a material adverse effect on our business, reputation and financial condition. There is no assurance that privacy and security-related safeguards we implement will protect us from all risks associated with the processing (by us or our service providers), storage and transmission of such information. In certain situations, both in the United States and in other countries, we also may be obligated as a result of a security breach to notify individuals and/or government entities about these breaches.

Our business, which is dependent on centrally located communications, computer hardware systems and cloud-based infrastructure providers, is vulnerable to natural disasters, telecommunication and systems failures, terrorism and other problems, as well as disruption due to maintenance or high volume, all of which could reduce traffic on our networks or websites and which could result in a negative impact on our business.

Our operations are dependent on our communications systems, computer hardware and cloud-based infrastructure providers, all of which are located in data centers operated by third parties. These systems could be damaged by natural disasters, power loss, telecommunication failures, viruses, and hacking and our cloud-based infrastructure providers could take actions, such as establishing unfavorable pricing terms or limiting access to service and other similar events outside of our control, which would impact our ability to run our operations. Our insurance policies have limited coverage levels for loss or damages in these events and may not adequately compensate us for any losses that may occur. In addition, terrorist acts or acts of war may cause harm to our employees or damage our facilities, our customers, our customers' customers and vendors which could adversely impact our revenues, costs and expenses and financial position. We are generally uninsured for losses and interruptions to our systems or cancellations of events caused by terrorist acts and acts of war.

Our ability to attract and maintain relationships with our members, customers and strategic partners depends on the satisfactory performance, reliability and availability of our internet infrastructure. Our internet marketing and advertising revenues relate directly to the number of advertisements and other marketing opportunities delivered to our members. System interruptions or delays that result in the unavailability of internet sites or slower response times for members would reduce the number of advertising impressions and leads delivered. This could reduce our revenues as the attractiveness of our sites to members and advertisers decreases. Our insurance policies provide only limited coverage for service interruptions and may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. Further, we do not have multiple site capacity for all of our services in the event of any such occurrence.

In addition, our networks and websites must accommodate a high volume of traffic and deliver frequently updated information. They have experienced, and may experience in the future, slower response times due to higher than expected traffic, or decreased traffic, for a variety of reasons. There have been instances where our online networks as a whole, or our websites individually, have been inaccessible. Also, slower response times, which have occurred more frequently, can result from general internet problems, routing and equipment problems involving third party internet access providers, problems with third party advertising servers, increased traffic to our servers, viruses and other security breaches that are out of our control. In addition, our members depend on internet service providers and online service providers for access to our online networks or websites. Those providers have experienced outages and delays in the past and may experience outages or delays in the future. Moreover, our internet infrastructure might not be able to support continued growth of our online networks or websites. Any of these problems could result in less traffic to our networks or websites or harm the perception of our networks or websites as reliable sources of information. Less traffic on our networks and websites or periodic interruptions in service could have the effect of reducing demand for marketing and advertising on our networks or websites, thereby reducing our revenues.

Our business depends on continued and unimpeded access to the internet by us and our members and users. If government regulations relating to the internet change, internet access providers may be able to block, degrade, or charge for access to certain of our products and services, which could lead to additional expenses and the loss of customers.

Our products and services depend on the ability of our members and users to access the internet. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, and government-owned service providers. Some of these providers have taken, or have stated that they may take measures, including legal actions, that could degrade, disrupt, or increase the cost of member access to our advertisements or our third party publishers' advertisements by restricting or prohibiting the use of infrastructure to support or facilitate our offerings, or by charging increased fees to us or our members to provide our offerings. On December 14, 2017, the Federal Communications Commission voted to repeal the net neutrality rules which were intended, in part, to prevent network operators from discriminating against legal traffic that traverses their networks. It is unclear whether or if such a repeal will be subject to challenge or preemption if the U.S. Congress passes new laws regarding net neutrality. In addition, as we expand internationally, government regulations concerning the internet, in particular net neutrality, may be nascent or non-existent. This regulatory environment, coupled with the potentially significant political and economic power of local network operators, could cause us to experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense, or otherwise negatively affect our business. Such interference could result in a loss of existing customers, and increased costs, and could impair our ability to attract new customers, thereby harming our revenues and growth.

Risks Related to Our Financial Statements and General Corporate Matters

If we do not maintain proper and effective disclosure controls and procedures and internal control over financial reporting, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors' views of us.

Ensuring that we have adequate disclosure controls and procedures, including internal financial and accounting controls and procedures, in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. On an ongoing basis, both we and our independent auditors document and test our internal controls and procedures in connection with the requirements of Section 404 of the Sarbanes-Oxley Act and, as part of that documentation and testing, identify areas for further attention and improvement. Implementing any appropriate changes to our internal controls may entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete, and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may materially and adversely affect our stock price.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to expand our sales and marketing and service development efforts or to make acquisitions. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion of our sales and marketing and research and development efforts or take advantage of acquisition or other opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Any debt financing is likely to have financial and other covenants that could have an adverse impact on our business if we do not achieve our projected results. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

The impairment of a significant amount of goodwill and intangible assets on our balance sheet could result in a decrease in earnings and, as a result, our stock price could decline.

We have acquired assets and businesses over time, some of which have resulted in the recording of a significant amount of goodwill and/or intangible assets on our consolidated financial statements. We had $192.2 million of goodwill and $95.5 million of net intangible assets as of December 31, 2022. The goodwill was recorded because the fair value of the net tangible assets and/or intangible assets acquired was less than the purchase price. We may not realize the full value of the goodwill and/or intangible assets. We evaluate goodwill and other intangible assets with indefinite useful lives for impairment on an annual basis or more frequently if events or circumstances suggest that the asset may be impaired. We did not have any intangible assets, other than goodwill, with indefinite lives as of December 31, 2022. We evaluate other intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If goodwill or other intangible assets are determined to be impaired, we will write-off the unrecoverable portion as a charge to our earnings. If we acquire new assets and businesses in the future, as we intend to do, we may record additional goodwill and/or intangible assets. The possible write-off of the goodwill and/or intangible assets could negatively impact our future earnings and, as a result, the market price of our common stock could decline.

The trading price of our common stock is volatile and may decline substantially.

The trading price of our common stock is volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this Annual Report on Form 10-K, these factors include:

- our operating performance and the operating performance of similar companies;

- the overall performance of the equity markets;

- announcements by us or our competitors of acquisitions, business plans, commercial relationships or new product or service offerings;

- threatened or actual litigation;

- changes in laws or regulations relating to the provision of internet content;

- any change in our Board of Directors or management;

- publication of research reports about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

- our sale of common stock or other securities in the future;

- large volumes of sales of our shares of common stock by existing stockholders; and

- general political and economic conditions.

In addition, the stock market in general, and historically the market for internet-related companies in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Our full year and quarterly operating results are subject to fluctuations, and these fluctuations may adversely affect the trading price of our common stock.

We have experienced fluctuations in our full year and quarterly revenues and operating results. Our revenues and operating results may fluctuate from quarter to quarter due to a number of factors described in this Risk Factors section, many of which are outside of our control. Specifically, our results could be impacted quarter by quarter by changes in the spending priorities and marketing budget cycles of customers; the addition or loss of customers; the addition of new sites and services by us or our competitors; and seasonal fluctuations in marketing spending, based on product launch schedules, annual budget approval processes for our customers and the historical decrease in marketing spending in the summer months and the accounting and tax implications of induced conversion transactions in the Notes(as defined below). Due to the foregoing as well as other risks described in this Risk Factors section, our results of operations in one or more quarters may fall below the expectations of investors and/or securities analysts. In such an event, the trading price of our common stock is likely to decline.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

Various provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Our stockholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the then-current market price for our common stock. Among other things, our certificate of incorporation and bylaws:

- authorize our Board of Directors to issue preferred stock with the terms of each series to be fixed by our Board of Directors, which could be used to institute a "poison pill" that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our Board;

- divide our Board of Directors into three classes so that only approximately one-third of the total number of directors is elected each year;

- permit directors to be removed only for cause;

- prohibit action by written consent of our stockholders; and

- specify advance notice requirements for stockholder proposals and director nominations. In addition, with some exceptions, the Delaware General Corporation Law restricts or delays mergers and other business combinations between us and any stockholder that acquires 15% or more of our voting stock.

Our significant indebtedness could adversely affect our financial condition.

At December 31, 2022, we had $51 million in aggregate principal amount of 0.125% convertible senior notes due 2025 (the "2025 Notes") and $414 million in aggregate principal of 0.0% convertible senior notes due 2026 (the "2026 Notes" and together with the 2025 Notes, the "Notes") outstanding. We may also borrow up to $75 million under our loan and security agreement with Western Alliance Bank, as administrative agent and collateral agent for the lenders, and the banks and other financial institutions or entities from time-to-time party thereto as lenders (the "2021 Loan Agreement"). The significant amount of indebtedness we carry and may carry in the future could limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, stock repurchases or other purposes.

Our outstanding indebtedness may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Our ability to refinance or repay at maturity our indebtedness will depend on the capital markets and our financial condition at such time and we ultimately may not be able to do so on desirable terms or at all, which could result in a default on our debt obligations. Any or all of the above events and/or factors could have an adverse effect on our results of operations and financial condition.

Covenants in our loan agreement governing our revolving line of credit may restrict our operations, and our failure to comply with these covenants may adversely affect our business, results of operations and financial condition.

The 2021 Loan Agreement is secured by a security interest on substantially all of our assets and contains various restrictive covenants, including restrictions on our ability to dispose of our assets, merge with or acquire other entities, incur other indebtedness, make investments and engage in transactions with our affiliates. The 2021 Loan Agreement also contains certain financial covenants. Our ability to meet these restrictive and financial covenants can be affected by events beyond our control. The 2021 Loan Agreement provides that our breach or failure to satisfy certain covenants constitutes an event of default thereunder. Upon the occurrence of an event of default, the lender under the 2021 Loan Agreement could elect to declare any future amounts outstanding under the 2021 Loan Agreement to be immediately due and payable, exercise the remedies of a secured party in respect of the security interest on substantially all of our assets and terminate all commitments to extend further credit under that facility. If we are unable to repay those amounts, our financial condition could be adversely affected.

Taxing authorities may successfully assert that we should have collected, or in the future should collect, sales and use, value added, or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added, or similar taxes in all jurisdictions in which we have sales, based on our understanding that such taxes are not applicable. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, and interest, or future requirements, may adversely affect our results of operations.

Changes in applicable tax laws could result in adverse tax consequences to the Company.

Our tax positions could be adversely impacted by changes to tax laws, tax treaties, or tax regulations or the interpretation or enforcement thereof by any tax authority in which we file income tax returns, particularly in the U.S. and United Kingdom. We cannot predict the outcome of any specific legislative proposals.

Global taxing standards continue to evolve as a result of the Organization for Economic Co-Operation and Development (OECD) recommendations aimed at preventing perceived base erosion and profit shifting ("BEPS") by multinational corporations. While these recommendations do not change tax law, the countries where we operate may implement legislation or take unilateral actions which may result in adverse effects to our income tax provision and financial statements.

Future sales of our common stock in the public market could depress the market price of our common stock.

Our directors, executive officers and significant stockholders beneficially own approximately 14.5 million shares of our common stock, which represents approximately 50% of our outstanding shares as of December 31, 2022. In addition, approximately 10.1 million shares of our common stock are reserved for issuance upon the exercise of stock options, the vesting of restricted stock, shares purchased through the TechTarget, Inc. 2022 Employee Stock Purchase Plan (the "ESPP") and upon conversion of our Notes. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially.

A limited number of stockholders have the ability to significantly influence the outcome of director elections and other matters requiring stockholder approval.

Our directors, executive officers and significant stockholders beneficially own approximately 50% of our outstanding common stock as of December 31, 2022. These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the election of directors, the amendment of our certificate of incorporation and bylaws and the approval of mergers or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by other stockholders.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

As of December 31, 2022, we are leasing approximately 68,000 square feet of office space for our global headquarters in Newton, Massachusetts, through December 31, 2029. The Company has an option to extend the term for an additional five-year period subject to certain terms and conditions. Additionally, we have smaller leased offices throughout North America, Europe, Asia and Australia.

Item 3.   Legal Proceedings

We are not currently a party to any material legal proceedings, and we are not aware of any pending or threatened litigation against us that could have a material adverse effect on our business, operating results or financial condition.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the Nasdaq Global Market under the trading symbol "TTGT".

Holders

As of February 24, 2023, according to our transfer agent's records there were 60 common stockholders of record.

Dividends

We did not declare or pay any cash dividends on our common stock during the three most recent fiscal years. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Our payment of future dividends, if any, will be at the sole discretion of our Board of Directors after considering various factors, including our financial condition, operating results, cash needs and growth plans, as well as restrictive covenants in our debt agreements.

Stock Performance Graph

The following graph compares the cumulative total return to stockholders of our common stock for the period from December 31, 2017 to December 31, 2022, to the cumulative total return of the Russell 2000 Index and the S&P 500 Media Industry Index for the same period. This graph assumes investment of $100 on December 31, 2017 in our common stock, the Russell 2000 Index and the S&P 500 Media Industry Index and assumes any dividends are reinvested.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among TechTarget Inc, the Russell 2000 Index
and the S&P 500 Media Index

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

COMPARATIVE STOCK PERFORMANCE
Among TechTarget, Inc.,
the Russell 2000 Index and
the S&P 500 Media Industry Index

	12/17	12/18	12/19	12/20	12/21	12/22
TechTarget Inc.	$ 100.00	$ 87.72	$ 187.50	$ 424.64	$ 687.21	$ 316.52
Russell 2000	$ 100.00	$ 88.99	$ 111.70	$ 134.00	$ 153.85	$ 122.41
S&P 500 Media Industry	$ 100.00	$ 92.44	$ 124.77	$ 143.88	$ 144.37	$ 101.07

The information included under the heading "Stock Performance Graph" in Item 5 of this Annual Report on Form 10-K is "furnished" and not "filed" and shall not be deemed to be "soliciting material" or subject to Regulation 14A, shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Purchases of Equity Securities by the Issuer

The following table provides information about purchases by us during the three months ended December 31, 2022 of equity securities that are registered pursuant to Section 12 of the Exchange Act.

Period	Total Number of Shares Purchased[1][2]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1][2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2022 – October 31, 2022	80,760	$ 63.15	80,760	$ 13,858,719
November 1, 2022 – November 30, 2022	298,138	$ 53.04	298,138	$ 198,038,506
December 1, 2022– December 31, 2022	297,848	$ 43.39	297,848	$ 185,108,809
Total	676,746	$ 50.00	676,746	$ 185,108,809

(1) In May 2022, we announced that the Board of Directors approved a stock repurchase program (the "May 2022 Repurchase Program"), which authorized management to purchase up to $50.0 million shares of our common stock from time to time on the open market or in privately negotiated transactions with an expiration in May of 2024. The Company exhausted the May 2022 Repurchase Program in November of 2022.

(2) In November 2022, we announced that the Board of Directors approved a repurchase program (the "November 2022 Repurchase Program"), which authorized management to purchase up to $200.0 million shares of our common stock or convertible senior notes from time to time on the open market or in privately negotiated transactions with an expiration in November of 2024.

Item 6.   [Reserved]

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly under the heading "Risk Factors." Please refer to our "Forward-Looking Statements" section on page 3 of this Annual Report on Form 10-K.

Overview

Background

TechTarget, Inc. (the "Company", "we", "us" or "our") is a global data, software and analytics leader for purchase intent-driven marketing and sales data which delivers business impact for business-to-business ("B2B") companies. Our solutions enable B2B technology companies to identify, reach, and influence key enterprise technology decision makers faster and with higher efficacy. We offer products and services intended to improve information technology ("IT") vendors' abilities to impact highly targeted audiences for business growth using advanced targeting, first-party analytics and data services complemented with customized marketing programs that integrate content creation, demand generation, brand marketing, and other advertising techniques.

Our goal is to enable enterprise technology and business professionals to navigate the complex and rapidly-changing enterprise technology landscape where purchasing decisions can have significant financial and operational consequences. Our content strategy includes three primary sources which enterprise technology and business professionals use to assist them in their pre-purchase research: independent content provided by our professionals, vendor-generated content provided by our customers and member-generated, or peer-to-peer, content. In addition to utilizing our independent editorial content, registered members and users appreciate the ability to deepen their pre-purchase research by accessing the extensive vendor-supplied content available across our virtual event and webinar channels and website network (collectively, our "Network"). Likewise, these members and users derive significant additional value from the ability our Network provides to seamlessly interact with and contribute to information exchanges in a given field. To advance our ability to provide purchase intent-driven marketing and sales data, we have been acquisitive over the last two years. During 2021, we acquired Xtelligent Healthcare Media, LLC, a leading healthcare B2B media company focusing on healthcare-related technology. Similarly, during 2020, we acquired (i) BrightTALK Limited, a technology media company that provides customers with a platform to create, host and promote webinar and video content, (ii) The Enterprise Strategy Group, Inc., a leading provider of decision support content based on user research and market analysis for global enterprise companies, and (iii) Data Science Central, LLC, a digital publishing and media company focused on data science and business analytics.

We had approximately 30.2 million and 29.1 million registered members and users, which we refer to as our "audiences", as of December 31, 2022 and 2021, respectively. While the size of our audiences does not provide direct insight into our customer numbers or our revenue, we believe the value of the services we sell to our customers is a direct result of the breadth and reach of this content footprint. This footprint creates the opportunity for our clients to gain business leverage by targeting our audiences through customized marketing programs. Likewise, the behavior exhibited by these audiences enables us to provide our customers with data products to improve their marketing and sales efforts. The targeted nature of our audiences enables B2B technology companies to reach a specialized audience efficiently because our content is highly segmented and aligned with the B2B technology companies' specific products.

Through our ability to identify, reach and influence key decision makers, we have developed a broad customer base and, in 2022, delivered marketing and sales services programs to over 3,400 customers.

Executive Summary

Revenue

Our total revenues for the year ended December 31, 2022 increased approximately $34.1 million, to $297.5 million, or 13% compared with the same period in 2021. We saw increased customer spend across our product suite and we were able to recognize revenues associated with the renewal of acquired customer contracts previously recorded as unearned revenue, as further highlighted in the table below (see "Adjusted Revenue"), each of which contributed to our growth for the year ended December 31, 2022. Revenues from our Priority Engine™ products increased 14% to $69.8 million in 2022, compared to 2021.

Adjusted Revenue

We define Adjusted Revenue as the sum of revenue and the impact of fair value adjustments to acquired unearned revenue related to services billed by an acquired company prior to its acquisition. Adjusted Revenue is a non-GAAP financial measure that management uses to evaluate growth of the business period over period, excluding the impact of adjustments due to purchase accounting. Adjusted Revenue should be considered in addition to Revenue, but should not be considered a substitute for, or superior to, Revenue. In addition, our definition of Adjusted Revenue may not be comparable to the definitions as reported by other companies. We believe that it is important to evaluate growth on this basis. We expect our Adjusted Revenue to converge over time with our GAAP revenue.

The following table presents a reconciliation of Adjusted Revenue:

| | Years Ended December 31, | |
	2022	2021
Revenue	$ 297,488	$ 263,427
Impact of fair value adjustment on acquired unearned revenue	1,676	11,476
Adjusted revenue	$ 299,164	$ 274,903
Revenue percentage change	13%	
Adjusted revenue percentage change	9%	

Longer-term contracts amounted to 41% of our revenue in 2022, which is up 1% from 40% in 2021. The amount of revenue that we derived from longer-term contracts in 2022 increased by approximately $18.6 million, an increase of 18% compared to the amount that we recognized in 2021.

Gross profit percentage was 74%, 73%, and 75% for the years ended December 31, 2022, 2021 and 2020, respectively. Gross profit increased by $26.8 million for fiscal 2022 as compared to fiscal 2021, mainly due to the increase in revenue compared to the same period a year ago.

Business Trends

The following discussion highlights key trends affecting our business.

- **Macro-economic Conditions and Industry Trends.** Because most of our customers are B2B technology companies, the success of our business is intrinsically linked to the health, and subject to the market conditions, of the IT industry. Despite the current uncertainty in the economy, there are several factors indicating positive IT spending over the next few years is likely. We believe there are several IT catalysts such as AI, security, data analytics, and cloud migrations, to name a few. Our growth continues to be driven in large part by the return on the investments we made in our data analytics suite of products, which continues to drive market share gains for us. While we will continue to invest in this growth area, management will also continue to carefully control discretionary spending such as travel and entertainment, and the filling of new and replacement positions, in an effort to maintain profit margins and cash flows. Our business has been and is likely to continue to be impacted by macro-economic conditions. Because our customers are B2B technology companies, the success of our business is intrinsically linked to the health and market conditions of the enterprise technology industry. We have observed the enterprise technology market materially worsen during 2022, with third party data indicating that over 1,000 technology companies, including many of our largest customers, have announced layoffs. The layoffs have resulted in a challenging selling environment where we have seen elongated sales cycles, budget cuts and freezes at many of our customers, which have impacted our near-term outlook. We are seeing our international markets perform worse than our domestic markets. Given the weak macroeconomic conditions, in December 2022, we announced a headcount reduction of approximately 5% of our workforce, which is expected to be completed in the first quarter of 2023 and result in approximately $7 million in annual savings.

- **Customer Demographics.** In the year ended December 31, 2022, revenues from our legacy global customers (a static cohort comprised of our 10 historically largest on premises hardware technology companies), decreased by approximately 2% compared to the prior year. Revenues from our remaining customers increased 11% from the prior year. The metric measures the year-over-year increase in GAAP revenue from this cohort of customers and is calculated by dividing the GAAP revenue from this cohort of customers for the current year by the GAAP revenue from this cohort of customers for the prior year. We use this information to monitor customer concentration trends within the Company, which we deem an important metric for evaluating revenue diversification.

Our key strategic initiatives include:

- **Geographic** – During 2022, approximately 36% of our revenues were derived from international campaigns. We continue to focus on growing our international footprint. We expect that during 2023, international revenue will decline (additionally it will represent a smaller portion of our overall revenue) due to the macroeconomic uncertainties being experienced internationally.

- **Product** –Purchase intent data continues to drive our product road strategy. During 2023, we intend to improve upon our sales use case by revamping our sales alerts and ROI dashboard features among other strategic objectives (including expanding our saleforce.com connecter functionality).

Sources of Revenues

Revenues for the twelve-month periods ended December 31, 2022, 2021 and 2020 by geo-target were as follows (in thousands):

	Twelve Months Ended December 31,				
	2022	**2021**	**2022 vs. 2021 % change**	**2020**	**2021 vs. 2020 % change**
Revenue					
North America	$ 189,897	$ 162,360	17%	$ 90,919	79%
International	107,591	101,067	6%	57,457	76%
Total Revenues	$ 297,488	$ 263,427	13%	$ 148,376	78%

We sell customized marketing programs to B2B technology companies targeting a specific audience within a particular enterprise technology or business sector or sub-sector. We maintain multiple points of contact with our customers to provide support throughout their organizations and their customers' IT sales cycles. As a result, our customers often run multiple advertising programs with us in order to target their desired audience of enterprise technology and business professionals more effectively. There are multiple factors that can impact our customers' marketing and advertising objectives and spending with us, including but not limited to, IT product launches, increases or decreases to their advertising budgets, the timing of key industry marketing events, responses to competitor activities and efforts to address specific marketing objectives such as creating brand awareness or generating sales leads. Our products and services are generally delivered under short-term contracts that run for the length of a given program, typically less than nine months. In the quarter ended December 31, 2022 approximately 40% of our revenues were from longer-term contracts.

Product and Service Offerings

We use our offerings to provide B2B technology companies with numerous touch points to identify, reach and influence key enterprise technology decision makers. The following is a description of the products and services we offer:

IT Deal Alert™. IT Deal Alert™ is a suite of products and services for B2B technology companies that leverages the detailed purchase intent data that we collect about end-user enterprise technology organizations. Through proprietary scoring methodologies, we use this insight to help our customers identify and prioritize accounts whose content consumption around specific enterprise technology topics indicates that they are "in-market" for a particular product or service. We also use the data directly to identify and further profile accounts' upcoming purchase plans.

- *IT Deal Alert™.* A suite of data, software and services for B2B technology companies that leverages the detailed purchase intent data we collect on enterprise technology organizations and professionals researching IT purchases via our network of websites and our webinar community platform. Through our proprietary data-capture and scoring methodologies, we use this insight to help our customers identify and prioritize accounts and contacts whose content consumption and online research activities around specific enterprise technology topics indicate they are "in-market" for a particular B2B technology product or service. The suite of products and services includes Priority Engine™ and Qualified Sales Opportunities™. Priority Engine™ is a subscription service powered by our Activity Intelligence™ platform, which integrates with CRM and MAPs including Salesforce.com, Marketo, Hubspot, Eloqua, Pardot, and Integrate. The service delivers lead generation workflow solutions designed to enable marketers and salesforces to identify and prioritize accounts and individuals actively researching new technology purchases or upgrades, and then to engage those active prospects. Qualified Sales Opportunities™ is a product that profiles specific in-progress purchase projects via surveys and interviews with business technology professionals whose research activity and content consumption is indicative of a pending technology purchase. Qualified Sales Opportunities™ include information on project scope, purchase criteria and vendors considered.

- *Demand Solutions.* Our offerings enable our customers to reach and influence prospective buyers through content marketing programs, such as white papers, webcasts, podcasts, videocasts, virtual trade shows, and content sponsorships, designed to generate demand for their solutions, and through display advertising and other brand programs that influence consideration by prospective buyers. We believe this allows B2B technology companies to maximize ROI on marketing and sales expenditures by capturing sales leads from the distribution and promotion of content to our audience of enterprise technology and business professionals.

- *Brand Solutions.* Our suite of brand solutions provide B2B technology companies with direct exposure to targeted audiences of enterprise technology and business professionals actively researching information related to their products and services. We leverage our Activity Intelligence™ platform to enable significant segmentation and behavioral targeting of audiences to improve the relevancy of digital ads to researcher needs. Branding solutions include on-network banner advertising and digital sponsorships, off-network banner targeting, and microsites and related formats.

- *Custom Content Creation.* We deliver market insights and guidance to B2B technology companies through our Enterprise Strategy Group annual research and advisory subscription programs, custom market research services, and consulting engagements. In addition, Enterprise Strategy Group experts author custom content products including technical and economic validations, white papers, infographics, videos and webinars. This content is leveraged by B2B technology marketers to support product launches, enable demand-generation campaigns, and to establish overall thought leadership. We also create white papers, case studies, webcasts or videos to our customers' specifications. These customized content assets are then promoted to our audience within both demand solutions and brand solutions programs. Additionally, we offer off-the-shelf editorial sponsorship products on topics aligned to customer markets, enabling them to engage and generate demand via packaged content created by our editorial staff to educate technology researchers on new technology trends and feature options.

- *BrightTALK platform.* Allows our customers to create, host and promote webinars, virtual events and video content. Customers create their own hosted Channels on the platform where they schedule both live and on-demand webinars for promotion to BrightTALK's community of in-market accounts and individuals. The BrightTALK Channel also enables customers to self-administer lead generation campaigns, set up workflow integrations between the Channel and their CRM and MAP systems, and access reporting detailing the size and growth of their community of subscribers over time. Customers may also create an off-network embedded Channel page on their own corporate website featuring content in their BrightTALK Channel, as well as an embedded BrightTALK registration form that captures and converts interested individuals to marketing leads.

Cost of Revenues, Operating Expenses and Other

Expenses consist of cost of revenues, selling and marketing, product development, general and administrative, depreciation, amortization, and interest and other expense, net. Personnel-related costs are a significant component of each of these expense categories except for depreciation, amortization and interest and other expense, net.

Cost of Revenues. Cost of revenues consists primarily of salaries and related personnel costs; member acquisition expenses (primarily keyword purchases from leading internet search sites); lead generation expenses; freelance writer expenses; website hosting costs; vendor expenses associated with the delivery of webcast, podcast, videocast and similar content and other offerings; stock-based compensation expenses; facility expenses and other related overhead.

Selling and Marketing. Selling and marketing expenses consist primarily of salaries and related personnel costs; sales commissions; travel and entertainment-related expenses; stock-based compensation expenses; facility expenses and other related overhead. Sales commissions are recorded as expense when earned by the employee, based on recorded revenue.

Product Development. Product development includes the creation and maintenance of our network of websites and data analytics framework, advertiser offerings and technical infrastructure. Product development expense consists primarily of salaries and related personnel costs; stock-based compensation expenses; facility expenses and other related overhead.

General and Administrative. General and administrative expenses consist primarily of salaries and related personnel costs; facility expenses and related overhead; accounting, legal and other professional fees; transaction-related expenses; and stock-based compensation expenses.

Restructuring Cost for Reduction in Force. Restructuring cost for reduction in force consists of costs related to our December, 2022 reduction in force, mainly labor, stock compensation, and related benefits.

Depreciation. Depreciation expense consists of the depreciation of our property and equipment and other capitalized assets. Depreciation is calculated using the straight-line method over their estimated useful lives, ranging from three to ten years.

Amortization. Amortization expense consists of the amortization of intangible assets recorded in connection with our acquisitions, including changes in the value of contingent consideration in relation to certain of the acquisitions. Separable intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives, which range from eighteen months to nineteen years, using methods that are expected to reflect the estimated pattern of economic use.

Interest and Other Expense, Net. Interest expense, net consists primarily of interest costs (offset in part by interest income), inducement expense and the related amortization of deferred issuance costs on our Notes and amounts borrowed under our current and our prior loan agreements and amortization of premiums on our investments, less any interest income earned on cash, cash equivalents and short-term investments. We historically have invested our cash in money market accounts, municipal bonds, government agency bonds, U.S. Treasury securities, and corporate bonds. Other expense consists primarily of non-operating gains or losses, primarily related to realized and unrealized foreign currency gains and losses on trade assets and liabilities.

Application of Critical Accounting Policies and Use of Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue, long-lived assets, goodwill, stock-based compensation, contingent liabilities, self-insurance accruals and income taxes. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that we believe to be reasonable. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our consolidated financial statements. See the notes to our consolidated financial statements for information about these critical accounting policies as well as a description of our other accounting policies.

Revenue Recognition

We generate substantially all of our revenues from the sale of targeted marketing and advertising campaigns, which we deliver via our network of websites, event channels and data analytics solutions (see "Product and Service Offerings" above). We recognize revenue when performance obligations are satisfied by transferring promised goods and services to customers in an amount the Company expects to receive in exchange for those goods or services. The Company enters into contracts that can include various combinations of its offerings which are generally capable of being distinct and accounted for as a separate performance obligation. When performance obligations are combined into a single contract, we utilize stand-alone selling price ("SSP") to allocate the transaction price among the performance obligations. Our estimates of SSP for each performance obligation require judgment that considers multiple factors such as historical pricing trends and pricing practices within different geographies.

Revenue from our brand and demand solutions is primarily recognized when the transfer of control occurs. Certain of the contracts within brand and demand solutions are duration-based campaigns which, in the event of customer cancellation, provide the Company with an enforceable right to a proportional payment for the portion of the campaign based on services provided. Accordingly, revenue from duration-based campaigns is recognized using a time-based measure of progress, which the Company believes best depicts how it satisfies its performance obligations in these arrangements as control is continuously transferred throughout the contract period. Revenue from microsites is recognized ratably over the life of the contract. Revenue from custom content creation is recognized over the expected period of performance using a single measure of progress, typically based on hours incurred. Payments received in advance of services being rendered are recorded as a component of contract liabilities.

Changes in judgments regarding these assumptions could impact the timing of revenue recognition.

Long-Lived Assets

Our long-lived assets consist primarily of property and equipment, capitalized software, goodwill, and other intangible assets. Goodwill and other intangible assets have arisen from our acquisitions. The amount assigned to intangible assets is subjective and based on our estimates of the future benefit of the intangible assets using accepted valuation techniques, such as discounted cash flow. Our long-lived assets, other than goodwill, are amortized over their estimated useful lives, which we determine based on the consideration of several factors including the period of time the asset is expected to remain in service. Intangible assets are amortized over their estimated useful lives, which range from eighteen months to nineteen years, using methods of amortization that are expected to reflect the estimated pattern of economic use. The carrying amounts of our acquired intangible assets are periodically reviewed for impairment whenever events or changes in circumstances indicate the assets may not be recoverable or their useful life is shorter than originally estimated. Consistent with our determination that we have only one reporting segment, we have determined that there is only one reporting unit and test goodwill for impairment at the entity level. We evaluate the carrying value and remaining useful lives of long-lived assets, other than goodwill, whenever indicators of impairment are present. We evaluate the carrying value of goodwill annually using the two-step process required by Accounting Standards Codification ("ASC") 350, Intangibles – Goodwill and Other ("ASC 350"). The first step of the impairment test is to identify potential impairment by comparing the reporting unit's fair value with its net book value (or carrying amount), including goodwill. The fair value is estimated based on a market value approach. If the fair value of the reporting unit exceeds it carrying amount, the reporting unit's goodwill is not considered to be impaired and the second step of the impairment test is not performed. Whenever indicators of impairment are present, we would perform the second step and compare the implied fair value of the reporting unit's goodwill, as defined by ASC 350, to it carrying value to determine the amount of the impairment loss, if any. As of December 31, 2022, there were no indications of impairment based on our analysis, and our estimated fair value exceeded our carrying value by a significant margin.

Business Combinations and Valuation of Goodwill and Acquired Intangible Assets

The Company uses its best estimates and assumptions to allocate fair value to the net tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. Any residual purchase price is recorded as goodwill. The Company's estimates are inherently uncertain and subject to refinement and can include but are not limited to, the cash flows that an asset is expected to generate in the future, and the appropriate weighted-average cost of capital.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. The Company continues to collect information and reevaluates these estimates and assumptions quarterly and records any adjustments to the Company's preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statement of operations.

Employee Stock Purchase Plan

In April 2022, the Company's board of directors adopted the TechTarget, Inc. 2022 Employee Stock Purchase Plan (the "ESPP"), which was approved by the stockholders of the Company at the 2022 Annual Meeting of Stockholders and became effective June 7, 2022. On June 7, 2022, 600,000 shares of the Company's common stock were reserved for issuance under the ESPP. After the initial offering period of three months, which commenced September 1, 2022, eligible employees are offered shares of common stock over a twelve-month offering period, which consists of two consecutive six-month purchase periods. Employees may purchase a limited amount (up to $25,000) of shares of the Company's common stock under the ESPP at a discount of up to 15% of the lesser of the market value of the common stock at either (a) the beginning of the six-month purchase period during which the shares of common stock are purchased or (b) the end of such six-month purchase period. As of December 31, 2022, 590,857 shares of common stock remain available for issuance under the ESPP.

Stock-Based Compensation

We measure stock-based compensation at the grant date based on the fair value of the award and recognize stock-based compensation in our results of operations using the straight-line method over the vesting period of the award. We use the Black-Scholes option pricing model to determine the fair value of stock option awards. We calculated the fair values of the options granted using the following estimated weighted average assumptions:

	Years Ended December 31,		
	2022	2021	2020
Expected volatility	44%	44%	40%
Expected term	6 years	6 years	6 years
Risk-free interest rate	2.69%	0.82%	0.34%
Expected dividend yield	—%	—%	—%
Weighted-average grant date fair value per share	$ 33.99	$ 27.98	$ 11.29

The expected volatility of options granted in 2022, 2021, and 2020 was determined using a weighted average of the historical volatility of our stock for a period equal to the expected life of the option. The risk-free interest rate is based on a zero-coupon U.S. treasury instrument whose term is consistent with the expected life of the stock options. We have not paid and do not anticipate paying cash dividends on our shares of common stock; therefore, the expected dividend yield is assumed to be zero. We applied an estimated annual forfeiture rate based on historical averages in determining the expense recorded in each period.

Internal-Use Software and Website Development Costs

We capitalize costs of materials, consultants and compensation and related expenses of employees who devote time to the development of internal-use software and website applications. We begin to capitalize our costs to develop software and website applications when planning stage efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed, and the software will be used as intended. Our judgment is required in determining the point at which various projects enter the state at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized, which is generally three years. To the extent that we change the manner in which we develop and test new features and functionalities related to our internal use software and websites, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal use software and website development costs we capitalize and amortize in future periods would be impacted. We review capitalized internal-use software and website development costs for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. We would recognize an impairment loss only if the carrying amount of the asset is not recoverable and exceeds its fair value. There were no impairments to internal-use software and website developments costs during the years ended December 31, 2022, 2021 or 2020. We capitalized internal-use software and website development costs of $12.9 million, $11.5 million, and $6.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Income Taxes

We are subject to income taxes in both U.S. and foreign jurisdictions, and we use estimates in determining our provision for income taxes. We recognize deferred tax assets and liabilities based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates expected to be in effect when such differences are settled.

Our net deferred tax liabilities are comprised primarily of book to tax differences on stock-based compensation, intangible asset basis, net operating loss carryforwards, valuation allowance and timing of deductions for right-of-use assets and lease liabilities, accrued expenses, depreciation, and amortization.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Years Ended December 31,					
	2022		**2021**		**2020**	
	($ in thousands)					
Revenues:	$ 297,488	100%	$ 263,427	100%	$ 148,376	100%
Total cost of revenues	75,740	25	68,153	26	37,344	25
Amortization of acquired technology	2,748	1	3,055	1	—	—
Gross profit	219,000	74	192,219	73	111,032	75
Operating expenses:						
Selling and marketing	100,800	34	95,757	36	55,455	37
Product development	12,348	4	11,639	4	7,827	5
General and administrative	31,882	11	34,975	13	18,983	13
Restructuring cost for a reduction in force	4,435	1	—	—	—	—
Depreciation	7,218	2	5,634	2	4,809	3
Amortization	5,624	2	9,860	4	1,137	1
Total operating expenses	162,307	55	157,865	60	88,211	59
Operating income	56,693	19	34,354	13	22,821	16
Interest and other (expense), net	861	0	(23,275)	(9)	(317)	(0)
Income before provision for income taxes	57,554	19	11,079	4	22,504	16
Provision for income taxes	15,945	5	10,130	4	5,436	4
Net income	$ 41,609	14%	$ 949	0%	$ 17,068	12%

Comparison of Fiscal Years Ended December 31, 2022 and 2021

Revenues

	Years Ended December 31,			
	2022	**2021**	**Increase**	**Percent Change**
	($ in thousands)			
Total revenues	$ 297,488	$ 263,427	$ 34,061	13%

Revenues for the year ended December 31, 2022 ("fiscal 2022") increased by $34.1 million, or 13%, over the year ended December 31, 2021 ("fiscal 2021"), primarily due to the following:

- Our existing customers revenue increased $8.5 million primarily due to a $9.8 million increase in revenue recognized with the renewal of acquired customer contracts.

- Addition of new customers during fiscal 2022. Our customer count expanded to approximately 3,400 from approximately 2,800, an increase of approximately 20%, resulting in increased revenues of approximately $25.6 million.

Cost of Revenues and Gross Profit

	Years Ended December 31,			
	2022	**2021**	**Increase (Decrease)**	**Percent Change**
		($ in thousands)		
Cost of revenues	$ 75,740	$ 68,153	$ 7,587	11%
Amortization of acquired technology	2,748	3,055	(307)	(10)%
Total cost of revenues	$ 78,488	$ 71,208	$ 7,280	10%
Gross profit	$ 219,000	$ 192,219	$ 26,781	14%
Gross profit percentage	74%	73%		

Cost of Revenues. Cost of revenues for fiscal 2022 increased by $7.3 million, or 10%, as compared to fiscal 2021 primarily due to the following:

- $0.8 million increase in stock compensation;

- $2.6 million increase related to labor, benefits and related costs; and

- $3.2 million increase in variable costs attributable to contracted services costs and other costs related to fulfilling campaigns.

Gross Profit. Our gross profit is equal to the difference between our revenues and our cost of revenues for the period. Gross profit percentage was 74% for fiscal 2022 compared to 73% for fiscal 2021. The increase was primarily due to the increase in revenue over the prior year and the decrease in the amortization of acquired technology.

Operating Expenses and Other

	Years Ended December 31,			
	2022	**2021**	**Increase (Decrease)**	**Percent Change**
		($ in thousands)		
Operating expenses:				
Selling and marketing	$ 100,800	$ 95,757	$ 5,043	5%
Product development	12,348	11,639	709	6
General and administrative	31,882	34,975	(3,093)	(9)
Restructuring cost for a reduction in force	4,435	—	4,435	—
Depreciation	7,218	5,634	1,584	28
Amortization	5,624	9,860	(4,236)	(43)
Total operating expenses	$ 162,307	$ 157,865	$ 4,442	3%
Interest and other expense (income), net	$ (861)	$ 23,275	$ (24,136)	(104)%
Provision for income taxes	$ 15,945	$ 10,130	$ 5,815	57%

Selling and Marketing. Sales and marketing costs increased by $5.0 million for fiscal 2022 as compared to fiscal 2021, primarily due to a $5.2 million increase in stock-based compensation expenses.

Product Development. Product development costs increased by $0.7 million in fiscal 2022 as compared to fiscal 2021, primarily due to higher contracted services and recruiting costs.

General and Administrative. General and administrative costs decreased by $3.1 million in fiscal 2022 as compared to fiscal 2021, primarily due to a $3.3 million decrease in stock-based compensation costs and a $1.3 million decrease in pay related expenses, offset by a $1.3 million increase in bad debt expense and increased other costs.

Restructuring cost for reduction in force. Restructuring cost for reduction in force consists of costs related to our December, 2022 reduction in force, mainly labor, stock compensation and related benefits.

Depreciation. Depreciation expense in fiscal 2022 increased by $1.6 million as compared to fiscal 2021, primarily due to increased capitalized software expenditures.

Amortization. Amortization expense in fiscal 2022 decreased by $4.2 million as compared to fiscal 2021, primarily due to a decrease in fair value of contingent consideration.

Interest and Other Expense (income), Net. Interest and other expense (income), net in fiscal 2022 decreased by $24.1 million as compared to fiscal 2021, primarily due to a $3.4 million increase in net interest income offset by a decrease in inducement expense of $21.2 million incurred in connection with the retirement of approximately $149.9 million aggregate principal amount of our 2025 Notes (the "Inducement Expense").

Provision for Income Taxes. Our effective tax rate was 27.7% and 91.0% for the years ended December 31, 2022 and 2021, respectively. The lower rate in 2022 as compared to 2021 was primarily due to decrease in nondeductible inducement expense and UK tax rate change. The effective tax rate differs from the statutory rate primarily due to permanent differences of non-deductible expenses, excess tax deductions from stock-based compensation, state income taxes, and foreign income taxes.

Comparison of Fiscal Years Ended December 31, 2021 and 2020

Revenues

| | **Years Ended December 31,** | | | |
	2021	**2020**	**Increase**	**Percent Change**
	($ in thousands)			
Total revenues	$ 263,427	$ 148,376	$ 115,051	78%

Revenues for the year ended December 31, 2021 ("fiscal 2021") increased by $115.1 million, or 78%, over the year ended December 31, 2020 ("fiscal 2020"), primarily due to the following:

- Our existing customers increased spending by approximately $37 million.

- Addition of new customers during fiscal 2021. Our customer count expanded to approximately 2,800 from approximately 1,590, an increase of approximately 75%, resulting in increased revenues of approximately $28 million.

- $50.0 million of revenue related to Bright TALK, which we acquired in December 2020.

Cost of Revenues and Gross Profit

| | **Years Ended December 31,** | | | |
	2021	**2020**	**Increase**	**Percent Change**
	($ in thousands)			
Cost of revenues	$ 68,153	$ 37,344	$ 30,809	83%
Amortization of acquired technology	3,055	—	3,055	—
Total cost of revenues	$ 71,208	$ 37,344	$ 33,864	91%
Gross profit	$ 192,219	$ 111,032	$ 81,187	73%
Gross profit percentage	73%	75%		

Cost of Revenues. Cost of revenues for fiscal 2021 increased by $33.9 million, or 91%, as compared to fiscal 2020 primarily due to the following:

- $1.7 million increase in stock compensation;

- $3.1 million increase in amortization of intangible assets (acquired technology) in connection with recently acquired businesses;

- $5.0 million increase in variable costs attributable to contracted services costs related to fulfilling campaigns; and

- $24.1 million increase attributable to recently acquired businesses.

Gross Profit. Our gross profit is equal to the difference between our revenues and our cost of revenues for the period. Gross profit percentage was 73% for fiscal 2021 compared to 75% for fiscal 2020. The decrease was primarily due to lower gross profit from recently

acquired businesses resulting from purchase accounting adjustments to acquired deferred revenue. Had we recognized revenue based on the historical carrying value of the acquired unearned revenue, our gross profit would have been approximately 74%.

Operating Expenses and Other

	Years Ended December 31,			
	2021	2020	Increase	Percent Change
	($ in thousands)			
Operating expenses:				
Selling and marketing	$ 95,757	$ 55,455	$ 40,302	73%
Product development	11,639	7,827	3,812	49
General and administrative	34,975	18,983	15,992	84
Depreciation	5,634	4,809	825	17
Amortization	9,860	1,137	8,723	767
Total operating expenses	$ 157,865	$ 88,211	$ 69,654	79%
Interest and other expense, net	$ 23,275	$ 317	$ 22,958	7242%
Provision for income taxes	$ 10,130	$ 5,436	$ 4,694	86%

Selling and Marketing. Sales and marketing costs increased by $40.3 million for fiscal 2021 as compared to the fiscal 2020 primarily as a result of an increase in headcount and salaries, related to our acquisitions, and other related costs (including an increase in stock compensation of $8.0 million).

Product Development. Product development costs increased by $3.8 million in fiscal 2021 as compared to fiscal 2020. Pay and benefit costs increased by $1.3 million, primarily due to our increased headcount associated with our acquisitions. Additionally, the stock-based compensation costs increased by $1.2 million, primarily due to increase in stock price and the additional awards to new employees following our recent acquisitions.

General and Administrative. General and administrative costs increased by $16.0 million in fiscal 2021 as compared to fiscal 2020, primarily due to a $10.8 million increase in stock-based compensation and labor related expenses also increased $4.1 million.

Depreciation. Depreciation expense in fiscal 2021 increased by $0.8 million as compared to fiscal 2020, primarily due to increased capital expenditures.

Amortization. Amortization expense in fiscal 2021 increased by $8.7 million as compared to fiscal 2020, primarily due to intangible assets acquired in 2020 and 2021 and changes to contingent consideration from certain of our acquisitions.

Interest and Other Expense, Net. Interest and other expense, net in fiscal 2021 increased by $23.0 million as compared to fiscal 2020, primarily due to the increase in inducement expense of $21.2 million incurred in connection with the Inducement Expense.

Provision for Income Taxes. Our effective tax rate was 91.0% and 24.2% for the years ended December 31, 2021 and 2020, respectively. The higher rate in 2021 as compared to 2020 was primarily due to increases in non-deductible expenses, driven mainly by the non-deductible Inducement Expense, and offset, in part, by an increase in excess tax benefits of stock-based compensation. The effective tax rate differs from the statutory rate primarily due to permanent differences of non-deductible expenses, excess tax deductions from stock-based compensation, state income taxes, and foreign income taxes.

Impact of Acquisitions

The comparability of our operating results for the years ended December 31, 2021 was impacted by our acquisitions, including the acquisition of BrightTALK Limited in December 2020.

Seasonality

The timing of our revenues is affected by seasonal factors. Our revenues are seasonal primarily as a result of the annual budget approval process of many of our customers, the normal timing at which our customers introduce new products, and the historical decrease in advertising in summer months. The timing of revenues in relation to our expenses, much of which do not vary directly with revenues, has an impact on the cost of revenues, selling and marketing, product development, and general and administrative expenses as a percentage of revenues in each calendar quarter during the year.

The majority of our expenses are personnel-related and include salaries, stock-based compensation, benefits and incentive-based compensation plan expenses. As a result, we have not experienced significant seasonal fluctuations in the timing of our expenses period to period.

Liquidity and Capital Resources

Resources

Our cash and investments at December 31, 2022 totaled $364.7 million, a $17.0 million decrease from December 31, 2021, primarily driven by cash utilized in investing and financing activities, primarily our purchase of treasury shares under stock buyback programs during 2022, offset in part by cash generated from our operations. We believe that our existing cash and investments, and our cash flow from operating activities will be sufficient to meet our anticipated cash needs for the next 12 months and beyond. Our future working capital requirements will depend on many factors, including the operations of our existing business, our potential strategic expansion internationally, future acquisitions we might undertake and any expansion into complementary businesses. To the extent that our cash and investments and cash flow from operating activities are insufficient to fund our future activities, we may raise additional funds through additional bank credit arrangements or public or private equity or debt financings. We may also raise additional funds in the event we determine in the future to effect one or more additional acquisitions of businesses.

| | As of December 31, | | |
	2022	2021	2020
Cash, cash equivalents and investments	$ 364,733	$ 381,699	$ 82,700
Accounts receivable, net	$ 60,359	$ 51,095	$ 40,183

Cash, Cash Equivalents and Investments

Our cash, cash equivalents and investments at December 31, 2022 were held for working capital purposes and were invested primarily in pooled bond funds. We do not enter into investments for trading or speculative purposes.

Accounts Receivable, Net

Our accounts receivable balance fluctuates from period to period, which affects our cash flows from operating activities. The fluctuations vary depending on the timing of our service delivery and billing activity, cash collections, and changes to our allowance for doubtful accounts. We use days sales outstanding ("DSO") as a measurement of the quality and status of our receivables. We define DSO as net accounts receivable at quarter end divided by total revenues for the applicable period, multiplied by the number of days in the applicable period. DSO was 76 days at December 31, 2022, 60 days at December 31, 2021 and 57 days at December 31, 2020. The net accounts receivable days for 2020 exclude our December 2020 acquisitions. The change in DSO year over year is primarily due to the timing of payments from all classes of customers.

Cash Flows

| | Years Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(in thousands)		
Net cash provided by operating activities	$ 90,702	$ 81,699	$ 52,453
Net cash used in investing activities	$ (14,450)	$ (56,984)	$ (175,747)
Net cash provided by (used in) financing activities	$ (92,958)	$ 254,459	$ 153,366

Operating Activities

Cash provided by operating activities primarily consists of net income adjusted for certain non-cash items including depreciation and amortization, the provision for bad debt, stock-based compensation, deferred income taxes, and the effect of changes in working capital and other activities.

The increase in cash provided by operating activities in fiscal 2022 compared to fiscal 2021 was primarily the result of increases in net income of $40.7 million, increases in non-cash stock compensation of $5.0 million, a $2.1 million decrease in depreciation and amortization expense, a $21.2 million decrease in induced conversion expense and a decrease of $13.3 million due to changes in operating assets, liabilities, and non-cash expenses, primarily driven by a $17.1 million decrease in contract liabilities offset by a $9.3 million increase in accrued expenses and other current liabilities.

The increase in cash provided by operating activities in fiscal 2021 compared to fiscal 2020 was primarily the result of increases in non-cash stock compensation of $21.7 million, a $13.5 million increase in depreciation and amortization expense, a $21.2 million increase in induced conversion expense and changes in operating assets and liabilities, primarily driven by a $13.8 million decrease in accrued expenses and related liabilities.

The increase in cash provided by operating activities in fiscal 2020 compared to fiscal 2019 was primarily the result of increases in non-cash stock compensation of $2.6 million, a $1.9 million increase in depreciation and amortization expense and changes in operating assets and liabilities, primarily driven by a $7.0 million increase in accrued expenses and a $2.9 million increase in other liabilities.

Investing Activities

Cash used in investing activities in the year ended December 31, 2022 was $14.5 million; which consisted of $14.0 million for the purchase of property and equipment and other capitalized assets, primarily made up of computer equipment and related software and internal-use development costs and $0.4 million for the acquisition of certain investment holdings.

Cash used in investing activities in the year ended December 31, 2021 was $57.0 million; which consisted of $12.6 million for the purchase of property and equipment and other capitalized assets, primarily made up of computer equipment and related software and internal-use development costs, $20 million for the acquisition of certain investment holdings, and $24.3 million for the purchase of Xtelligent Healthcare Media, LLC during July 2021.

Cash used in investing activities in the year ended December 31, 2020 was $175.7 million; which consisted of $6.7 million for the purchase of property and equipment and other capitalized assets, primarily made up of computer equipment and related software and internal-use development costs, and $174.0 million for the purchase of various businesses during 2020, offset in part by $5.0 million from sales of short-term investments.

Capital Expenditures. We have made capital expenditures primarily for computer equipment and related software needed to host our websites, internal-use software development costs, as well as for leasehold improvements and other general purposes to support our growth. Our capital expenditures totaled $14.0 million, $12.6 million, and $6.7 million for the years ended December 31, 2022, 2021, and 2020, respectively. A majority of our capital expenditures in 2022, 2021, and 2020 were internal-use software and website development costs and, to a lesser extent, computer equipment and related software.

We anticipate that we will spend approximately $15 million in capital expenditures in 2023, primarily for internal-use software and website development costs and computer equipment and related software. We are not currently party to any purchase contracts related to future capital expenditures. We believe we can fund these future additions through cash generated from operations.

Financing Activities

We utilized $79 million, $0 million, and $14.8 million for repurchase of shares under our stock repurchase programs in 2022, 2021, and 2020, respectively, as well as $9.4 million, $0.4 million, and $3.5 million related to tax withholdings on net share settlements in 2022, 2021, and 2020, respectively. During 2022 and 2021, respectively, we paid earnout liabilities of $5.2 million and $1.1 million. No earnout liabilities were paid out in 2020.

During 2021, we received net proceeds from our 2026 Notes offering of approximately $414 million, offset by $147 million used for repurchase and conversion of a portion of the outstanding 2025 Notes.

Common Stock Repurchase Programs

On November 7, 2018, we announced a stock repurchase program (the "November 2018 Stock Repurchase Program") whereby we were authorized to repurchase up to an aggregate amount of $25.0 million of the shares of our common stock from time to time on the open market or in privately negotiated transactions at prices and in a manner that may be determined by management. We repurchased 736,760 shares at an aggregate purchase price of $14.8 million at an average share price of $20.10 during the year ended December 31, 2020, under the November 2018 Stock Repurchase Program. We terminated the November 2018 Stock Repurchase Program in May 2020.

In May 2020, we announced that our board of directors had authorized a $25.0 million stock repurchase program (the "May 2020 Repurchase Program") whereby we were authorized to repurchase shares of our common stock from time to time on the open market or in privately negotiated transactions at prices and in the manner determined by management. We repurchased 206,114 shares at an aggregate purchase price of $14.2 million at an average share price of $68.82 under the May 2020 Repurchase Program during 2022.

No amounts were repurchased under this program during 2021. The May 2020 Repurchase Program expired on May 1, 2022, with $10.8 million in authorized remaining capacity.

In May 2022, we announced that our board of directors had authorized a stock repurchase program (the "May 2022 Repurchase Program") whereby we were authorized to repurchase shares of our common stock having an aggregate purchase prices of up to $50.0 million from time to time on the open market or in privately negotiated transactions at prices and in the manner determined by management. During the year ended December 31, 2022, we repurchased 836,329 shares for an aggregate purchase price of $50.0 million at an average share price of $59.77 under the May 2022 Repurchase Program. As of December 31, 2022, no amounts remained available under the May 2022 Repurchase Program.

In November 2022, we announced that our board of directors had authorized a new repurchase program (the "November 2022 Repurchase Program") whereby we are authorized to repurchase shares of our common stock and convertible senior notes having an aggregate purchase price of up to $200.0 million from time to time on the open market or in privately negotiated transactions at prices and in the manner determined by management over the next two years. During the year ended December 31, 2022, we repurchased 341,783 shares for an aggregate purchase price of $14.9 million at an average share price of $43.55 under the November 2022 Repurchase Program. We did not repurchase any convertible senior notes during the year ended December 31, 2022. As of December 31, 2022, $185.1 million remained available under the November 2022 Repurchase Program.

Repurchased shares were recorded under the cost method and are reflected as treasury stock in the accompanying Consolidated Balance Sheets. All repurchased shares were funded with cash on hand (see Note 12 to our Consolidated Financial Statements).

Convertible Senior Notes and Contractual Commitments

In December 2021, we issued $414 million in aggregate principal amount of 0.00% convertible senior notes ("2026 Notes") due December 15, 2026, unless earlier repurchased by us or converted by the holder pursuant to their terms. Special interest, if any, is payable semiannually in arrears on June 15 and December 15 of each year.

The 2026 Notes are governed by an indenture between us, as issuer, and U.S. Bank Trust Company, National Association, as trustee. The 2026 Notes are unsecured and rank senior in right of payment to our future indebtedness that is expressly subordinated in right of payment to the 2026 Notes and equal in right of payment to our unsecured indebtedness that is not so subordinated.

Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of common stock, at our election.

The 2026 Notes have an initial conversion rate of 7.6043 shares of common stock per $1,000 principal amount of 2026 Notes. This represents an initial effective conversion price of approximately $131.50 per share of common stock and 3,148,180 shares issuable upon conversion. Throughout the term of the 2026 Notes, the conversion rate may be adjusted upon the occurrence of certain events. As of December 31, 2022, no such adjustment has occurred. Holders of the 2026 Notes will not receive any cash payment representing accrued and unpaid interest, if any, upon conversion of a 2026 Note.

Proceeds from the 2026 Notes were utilized to retire $149.9 million of the 2025 Notes and for general corporate purposes.

In December 2020, we issued $201.3 million in aggregate principal amount of 0.125% convertible senior notes (the "2025 Notes") due December 15, 2025, unless earlier repurchased by us or converted by the holder pursuant to their terms. Interest is payable semiannually in arrears on June 15 and December 15 of each year, which commenced on June 15, 2021.

The 2025 Notes are governed by an indenture between us, as issuer, and U.S. Bank Trust Company, National Association, as trustee. The 2025 Notes are unsecured and rank senior in right of payment to our future indebtedness that is expressly subordinated in right of payment to the Notes and equal in right of payment to our unsecured indebtedness that is not so subordinated.

Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of common stock, at our election.

The 2025 Notes have an initial conversion rate of 14.1977 shares of common stock per $1,000 principal amount of the Notes. This represents an initial effective conversion price of approximately $70.43 per share of common stock and 2,857,447 shares issuable upon conversion of the full aggregate principal amount of the 2025 Notes. Throughout the term of the 2025 Notes, the conversion rate may be adjusted upon the occurrence of certain events. As of December 31, 2022, no such adjustment has occurred. Holders of the 2025 Notes will not receive any cash payment representing accrued and unpaid interest, if any, upon conversion of a Note, except in limited circumstances. Accrued but unpaid interest will be deemed to be paid by cash, shares of our common stock or a combination of cash and shares of our common stock paid or delivered, as the case may be, to the holder upon conversion of the Notes.

After the induced conversion of $149.9 million aggregate principal amount of the 2025 Notes in December 2021, approximately $51 million of aggregate principal of 2025 Notes remain outstanding. As of December 31, 2022, 729,533 shares were issuable upon conversion of the full aggregate principal amounts of such remaining 2025 Notes.

As of December 31, 2022, our principal contractual commitments consist of obligations under leases for office space and our Convertible Debt. The offices are leased under non-cancelable operating lease agreements that expire through 2029.

See Note 9 to our Consolidated Financial Statements for further information on the Notes and Note 10 to our Consolidated Financial Statements for further information with respect to our operating leases.

Line of Credit

On October 29, 2021, we entered into the 2021 Loan Agreement with Western Alliance Bank. The 2021 Loan Agreement provides for a $75 million revolving credit facility with a $5 million letter-of-credit sublimit and a maturity date of October 29, 2023. The 2021 Loan Agreement is secured by substantially all of our assets. Borrowings under the 2021 Loan Agreement bear interest at a rate equal to one (1) month U.S. LIBOR, plus a spread based upon our leverage (as defined by 2021 Loan Agreement), which may vary between 2.00% and 2.75%. As of December 31, 2022, the interest rate was 7.14%. The 2021 Loan Agreement is subject to various leverage and non-financial covenants. No amounts were outstanding under the 2021 Loan Agreement as of December 31, 2022.

Recent Accounting Pronouncements

See Note 2 to our Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Exchange Risk

We currently have subsidiaries in the United Kingdom, Hong Kong, Australia, Singapore, Germany and France. Approximately 25% of our revenues for the year ended December 31, 2022 were derived from customers with billing addresses outside of the United States and our foreign exchange gains/losses were not significant. Currently, our largest foreign currency exposures are the euro and British pound. We performed a sensitivity analysis on the impact of foreign exchange fluctuations on our operating income, based on our financial results for the year ended December 31, 2022. For the year ended December 31, 2022, we estimate that a 10% unfavorable movement in foreign currency exchange rates would have decreased operating income by less than $450 thousand assuming that all currencies moved in the same direction at the same time and a constant ratio of non-U.S. dollar denominated revenue and expenses to U.S. dollar denominated revenue and expenses. Since a portion of our revenue is deferred revenue that is recorded at different foreign currency exchange rates, the impact to revenue of a change in foreign currency exchange rates is recognized over time, and the impact to expenses is more immediate, as expenses are recognized at the current foreign currency exchange rate in effect at the time the expense is incurred. We currently believe our exposure to foreign currency exchange rate fluctuations is financially immaterial and therefore have not entered into foreign currency hedging transactions.

We continue to review this issue and may consider hedging certain foreign exchange risks through the use of currency futures or options in the future. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Our continued international expansion increases our exposure to exchange rate fluctuations and as a result such fluctuations could have a significant impact on our future results of operations.

Interest Rate Risk

At December 31, 2022, we had cash and investments totaling $364.7 million. The cash and investments were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income. Our 2025 Notes bear interest at a fixed rate. Our line of credit agreement, which we currently do not have any amounts outstanding, bears interest at LIBOR, or its replacement rate, plus 2.0% to 2.75%.

Inflation

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases for services. Our inability to do so could harm our business, financial condition or results of operations.

Item 8.   Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
TechTarget, Inc.
Newton, Massachusetts

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of TechTarget, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control —Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

Basis for Opinion

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for convertible notes as of January 1, 2020 due to the adoption of Financial Accounting Standards Board Accounting Standards Update 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)*.

Basis for Opinion

The Company's management is responsible for the consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Refer to Notes 2 and 3 to the Consolidated Financial Statements

Critical Audit Matter Description

The Company derives revenues primarily from the sale of targeted marketing and advertising campaigns. The Company's product offerings can be sold on a stand-alone basis or together as part of a bundled offering, resulting in multiple performance obligations under ASC 606, Revenue from Contracts with Customers. The allocation of the transaction price to each performance obligation within a campaign and the timing of revenue recognition requires management's judgment and is susceptible to management override of control.

Given the accounting complexity and the management judgment necessary to identify performance obligations in the campaigns and determine the timing of revenue in campaigns with multiple performance obligations, auditing revenue recognition for such campaigns required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the recognition of revenue from multiple-performance-obligation campaigns included the following, among others:

- We tested the effectiveness of controls over revenue recognition, including those over the identification of performance obligations included in the transaction, the allocation of transaction price to these performance obligations, and the timing of revenue recognition.

- We evaluated the Company's accounting policies in the context of the applicable accounting standards.

- We selected a sample of revenue campaigns, including those campaigns that we considered individually significant, and performed the following:

    o   We obtained related contracts and evaluated whether the contracts properly documented the terms of the campaign in accordance with the Company's policies.

    o   We tested management's identification of distinct performance obligations by evaluating whether the underlying goods, services, or both were highly interdependent and interrelated.

    o   We evaluated whether the Company appropriately determined all performance obligations in the campaign and whether the methodology to allocate the transaction price to the individual performance obligation was appropriately applied based on their stand-alone selling prices.

    o   We compared the transaction price to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.

    o   We evaluated whether the value allocated to each performance obligation was appropriately recognized in the correct accounting period.

    o   We obtained evidence of delivery of the performance obligations of the campaign to the customer.

/s/ Stowe & Degon, LLC

Westborough, Massachusetts
February 28, 2023
We have served as the Company's auditor since 2019.

TechTarget, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

		December 31,		
		2022		**2021**
Assets				
Current assets:				
Cash and cash equivalents	$	344,523	$	361,623
Short-term investments		20,210		20,076
Accounts receivable, net of allowance for doubtful accounts of $4,494 and $2,514, respectively		60,359		51,095
Prepaid taxes		—		51
Prepaid expenses and other current assets		5,745		5,266
Total current assets		430,837		438,111
Property and equipment, net		22,507		18,720
Goodwill		192,227		197,073
Intangible assets, net		95,517		110,390
Operating lease assets with right-of-use		20,039		23,339
Deferred tax assets		2,945		474
Other assets		645		893
Total assets	$	764,717	$	789,000
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	3,298	$	3,783
Current operating lease liabilities		4,099		4,073
Accrued expenses and other current liabilities		10,935		16,638
Accrued compensation expenses		4,643		14,540
Income taxes payable		7,827		474
Contract liabilities		27,086		30,492
Total current liabilities		57,888		70,000
Non-current operating lease liabilities		20,371		24,021
Convertible senior notes		455,694		453,194
Other liabilities		—		2,779
Deferred tax liabilities		13,290		16,249
Total liabilities		547,243		566,243
Commitments and contingencies (See Note 10)				
Stockholders' equity:				
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding		—		—
Common stock, $0.001 par value; 100,000,000 shares authorized; 57,919,501 and 57,144,740 shares issued, respectively; 29,023,093 and 29,633,898 shares outstanding, respectively		58		57
Treasury stock, at cost; 28,896,408 and 27,510,842 shares, respectively		(278,876)		(199,796)
Additional paid-in capital		425,458		383,436
Accumulated other comprehensive income (loss)		(9,537)		298
Retained earnings		80,371		38,762
Total stockholders' equity		217,474		222,757
Total liabilities and stockholders' equity	$	764,717	$	789,000

See accompanying Notes to Consolidated Financial Statements.

TechTarget, Inc.
Consolidated Statements of Income and Comprehensive Income (Loss)
(in thousands, except per share data)

		For the Years Ended December 31,				
		2022		**2021**		**2020**
Revenues:						
Total revenues	$	297,488	$	263,427	$	148,376
Cost of revenues:						
Cost of revenues[(1)]		75,740		68,153		37,344
Amortization of acquired technology		2,748		3,055		—
Gross profit		219,000		192,219		111,032
Operating expenses:						
Selling and marketing[(1)]		100,800		95,757		55,455
Product development[(1)]		12,348		11,639		7,827
General and administrative[(1)]		31,882		34,975		18,983
Restructuring cost for a reduction in force[(1)]		4,435		—		—
Depreciation, excluding depreciation of $2,758, $1,901, $991 included in cost of revenues		7,218		5,634		4,809
Amortization		5,624		9,860		1,137
Total operating expenses		162,307		157,865		88,211
Operating income		56,693		34,354		22,821
Interest and other income (expense), net		861		(23,275)		(317)
Income before provision for income taxes		57,554		11,079		22,504
Provision for income taxes		15,945		10,130		5,436
Net income	$	41,609	$	949	$	17,068
Other comprehensive income (loss), net of tax:						
Unrealized loss on investments (net of tax provision effect of $64, $3, and $0, respectively)	$	(225)	$	(11)	$	—
Foreign currency translation gain (loss)		(9,610)		(1,302)		1,930
Other comprehensive income (loss)		(9,835)		(1,313)		1,930
Comprehensive income (loss)	$	31,774	$	(364)	$	18,998
Net income per common share:						
Basic	$	1.41	$	0.03	$	0.61
Diluted	$	1.30	$	0.03	$	0.61
Weighted average common shares outstanding:						
Basic		29,589		28,434		27,855
Diluted		34,072		29,474		28,675

(1) Amounts include stock-based compensation expense as follows:

Cost of revenues	$	2,978	$	2,147	$	410
Selling and marketing		23,803		18,542		10,560
Product development		1,617		1,729		550
General and administrative		12,814		16,070		5,289
Restructuring cost for a reduction in force		2,295		—		—

See accompanying Notes to Consolidated Financial Statements.

TechTarget, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share and per share data)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Total Retained Earnings	Total Stockholders' Equity
	Number of Shares	$0.001 Par Value	Number of Shares	Cost				
Balance, December 31, 2019	54,903,824	$ 55	26,761,305	$ (184,972)	$ 317,675	$ (319)	$ 20,512	$ 152,951
Issuance of common stock from exercise of options	50,000	1	—	—	550	—	—	551
Issuance of common stock from restricted stock awards	666,844	—	—	—	—	—	—	—
Purchase of common stock through stock buyback	—	—	736,760	(14,824)	—	—	—	(14,824)
Impact of net settlements	12,487	—	12,487	—	(3,539)	—	—	(3,539)
Deferred tax effect from Convertible Debt	—	—	—	—	(10,559)	—	—	(10,559)
Stock-based compensation expense(1)	—	—	—	—	17,869	—	—	17,869
Equity component of convertible senior notes	—	—	—	—	41,059	—	—	41,059
Unrealized gain on foreign currency exchange	—	—	—	—	—	1,930	—	1,930
Net income	—	—	—	—	—	—	17,068	17,068
Balance, December 31, 2020	55,633,155	$ 56	27,510,552	$ (199,796)	$ 363,055	$ 1,611	$ 37,580	$ 202,506
Reclassification due to the adoption of ASU 2020-06	—	—	—	—	(30,500)	—	233	(30,267)
Issuance of common stock from exercise of options	2,500	—	—	—	16	—	—	16
Issuance of common stock from restricted stock awards	697,606	—	—	—	—	—	—	—
Registration fees	—	—	—	—	(29)	—	—	(29)
Impact of net settlements	290	—	290	—	(370)	—	—	(370)
Issuance of common stock in connection with repurchase, conversion and inducement of convertible senior notes	811,189	1	—	—	19,948	—	—	19,949
Deferred tax effect from Convertible Debt	—	—	—	—	1,031	—	—	1,031
Stock-based compensation expense(1)	—	—	—	—	30,285	—	—	30,285
Unrealized loss on investments	—	—	—	—	—	(11)	—	(11)
Unrealized loss on foreign currency exchange	—	—	—	—	—	(1,302)	—	(1,302)
Net income	—	—	—	—	—	—	949	949
Balance, December 31, 2021	57,144,740	$ 57	27,510,842	$ (199,796)	$ 383,436	$ 298	$ 38,762	$ 222,757
Issuance of common stock from exercise of options	27,500	—	—	—	391	—	—	391
Issuance of common stock from restricted stock awards	736,778	1	—	—	—	—	—	1
Issuance of common stock from employee stock purchase plan	9,143	—	—	—	355	—	—	355
Purchase of common stock through stock buyback	—	—	1,384,226	(79,080)	—	—	—	(79,080)
Impact of net settlements	1,340	—	1,340	—	(9,418)	—	—	(9,418)
Stock-based compensation expense(1)	—	—	—	—	50,694	—	—	50,694
Unrealized loss on investments	—	—	—	—	—	(225)	—	(225)
Unrealized loss on foreign currency exchange	—	—	—	—	—	(9,610)	—	(9,610)
Net income	—	—	—	—	—	—	41,609	41,609
Balance, December 31, 2022	57,919,501	$ 58	28,896,408	$ (278,876)	$ 425,458	$ (9,537)	$ 80,371	$ 217,474

(1) Excludes $1.9 million, $9.1 million, and $0.8 million of accrued compensation expense that has not been issued for the years ended December 31, 2022, 2021, and 2020, respectively.

See accompanying Notes to Consolidated Financial Statements.

TechTarget, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Operating Activities:			
Net income	$ 41,609	$ 949	$ 17,068
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	9,976	7,535	5,800
Amortization	8,372	12,915	1,137
Provision for bad debt	2,239	904	218
Stock-based compensation	43,507	38,550	16,809
Amortization of debt issuance costs	2,500	1,364	47
Deferred tax provision	(4,205)	2,849	(203)
Induced conversion expenses	—	21,229	—
Changes in operating assets and liabilities:			
Accounts receivable	(12,463)	(11,820)	97
Operating lease assets with right of use	2,895	1,738	2,757
Prepaid expenses and other current assets	(427)	(1,175)	(260)
Other assets	225	91	850
Accounts payable	(401)	(517)	1,222
Income taxes payable	5,818	1,526	633
Accrued expenses and other current liabilities	1,755	(7,586)	6,213
Accrued compensation expenses	(2,599)	12	322
Operating lease liabilities with right of use	(2,975)	(1,483)	(3,110)
Contract liabilities	(2,345)	14,806	(118)
Other liabilities	(2,779)	(188)	2,971
Net cash provided by operating activities	90,702	81,699	52,453
Investing activities:			
Purchases of property and equipment, and other capitalized assets	(14,028)	(12,631)	(6,660)
Purchases of investments	(422)	(20,007)	(111)
Proceeds from sales and maturities of investments	—	—	5,042
Acquisitions of business, net of acquired cash	—	(24,346)	(174,018)
Net cash used in investing activities	(14,450)	(56,984)	(175,747)
Financing activities:			
Tax withholdings related to net share settlements	(9,418)	(370)	(3,539)
Purchase of treasury shares and related costs	(79,080)	—	(14,824)
Proceeds from exercise of stock options	391	16	551
Issuance of common stock from ESPP	355	—	—
Registration fees	—	(29)	—
Payment of earnout liabilities	(5,206)	(1,059)	—
Debt issuance costs	—	(10,950)	(12)
Proceeds from the issuance of convertible senior notes	—	414,000	194,940
Payments for repurchase and conversion of convertible senior notes	—	(147,149)	—
Loan Agreement and Term loan principal payment	—	—	(23,750)
Net cash provided by (used in) financing activities	(92,958)	254,459	153,366
Effect of exchange rate changes on cash and cash equivalents	(394)	(167)	57
Net increase (decrease) in cash and cash equivalents	(17,100)	279,007	30,129
Cash and cash equivalents at beginning of period	361,623	82,616	52,487
Cash and cash equivalents at end of period	$ 344,523	$ 361,623	$ 82,616
Supplemental disclosure of cash flow information:			
Cash paid for taxes, net	$ 12,577	$ 5,477	$ 4,906
Schedule of non-cash investing and financing activities:			
Right of use assets and operating lease liabilities	$ 740	$ 2,863	$ 2,403

See accompanying Notes to Consolidated Financial Statements

TechTarget, Inc.
Notes to Consolidated Financial Statements
Years Ended December 31, 2022, 2021, and 2020
(In thousands, except share and per share data, where otherwise noted or instances where expressed in millions)

1. Organization and Operations

TechTarget, Inc. and its subsidiaries (collectively, the "Company") is a global data and analytics leader and software provider for buyers of purchase intent-driven marketing and sales data for enterprise technology vendors. The Company's service offerings enable technology vendors to better identify, reach and influence corporate information technology ("IT") decision-makers actively researching specific IT purchases. The Company improves vendors' ability to impact these audiences for business growth using advanced targeting, analytics and data services complemented by customized marketing programs that integrate demand generation, brand advertising techniques, and content curation and creation. The Company operates a network of approximately 150 websites and 1,100 webinars and virtual event channels, which each focus on a specific IT sector such as storage, security or networking. IT and business professionals have become increasingly specialized, and they have come to rely on the Company's sector-specific websites and webinars and virtual event channels for purchasing decision support. The Company's content platforms enable IT and business professionals to navigate the complex and rapidly changing IT landscape where purchasing decisions can have significant financial and operational consequences. At critical stages of the purchase decision process, these content offerings through different channels meet IT and business professionals' needs for expert, peer and IT vendor information and provide platforms on which business-to-business technology companies can launch targeted marketing campaigns which generate measurable return on investment. Based upon the logical clustering of members and users' respective job responsibilities and the marketing focus of the products being promoted by the Company's customers, the Company categorizes its content offerings to address the key market opportunities and audience extensions across a portfolio of distinct market categories: Security; Networking; Storage; Data Center and Virtualization Technologies; CIO/IT Strategy; Business Applications and Analytics; Application Architecture and Development; and ANCL Channel.

2. Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these Notes to Consolidated Financial Statements.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries, TechTarget Securities Corporation ("TSC"), TechTarget Limited, TechTarget (HK) Limited ("TTGT HK"), TechTarget (Australia) Pty Ltd., TechTarget (Singapore) Pte Ltd., E-Magine Médias SAS ("LeMagIT"), TechTarget Germany GmbH and as of December 23, 2020, BrightTALK Limited and its wholly owned subsidiary, BrightTALK, Inc. ("BrightTALK"). TSC is a Massachusetts corporation. TechTarget Limited is a subsidiary doing business principally in the United Kingdom. TTGT HK is a subsidiary incorporated in Hong Kong in order to facilitate the Company's activities in the Asia-Pacific region. TechTarget (Australia) Pty Ltd. and TechTarget (Singapore) Pte Ltd. are the entities through which the Company does business in Australia and Singapore, respectively; LeMagIT and TechTarget Germany GmbH, both wholly-owned subsidiaries of TechTarget Limited, are entities through which the Company does business in France and Germany, respectively. BrightTALK are entities which the Company does business for the BrightTALK webinar and virtual event platform.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to revenues, long-lived assets, goodwill, the allowance for doubtful accounts, stock-based compensation, earnouts, self-insurance accruals, the allocation of purchase price to intangibles and goodwill, and income taxes. Estimates of the carrying value of certain assets and liabilities are based on historical experience and on various other assumptions that the Company believes to be reasonable. Actual results could differ from those estimates.

Revenue Recognition under ASC 606, Revenue from Contacts with Customers ("ASC 606")

The Company generates its revenues from the sale of targeted marketing and advertising campaigns, which it delivers via its data analytic solutions. Revenue is recognized when performance obligations are satisfied by transferring promised goods or services to customers, as determined by applying a five-step process consisting of: a) identifying the contract, or contracts, with a customer, b) identifying the performance obligations in the contract, c) determining the transaction price, d) allocating the transaction price to the performance obligations in the contract, and e) recognizing revenue when, or as, performance obligations are satisfied.

The Company's offerings consist of:

- *IT Deal Alert™.* A suite of data, software and services for B2B technology companies that leverages the detailed purchase intent data we collect on enterprise technology organizations and professionals researching IT purchases via our network of websites and our webinar community platform. Through our proprietary data-capture and scoring methodologies, we use this insight to help our customers identify and prioritize accounts and contacts whose content consumption and online research activities around specific enterprise technology topics indicate they are "in-market" for a particular B2B technology product or service. The suite of products and services includes Priority Engine™ and Qualified Sales Opportunities™. Priority Engine™ is a subscription service powered by our Activity Intelligence™ platform, which integrates with customer relationship management ("CRM") and marketing automation platforms ("MAPs") including Salesforce.com, Marketo, Hubspot, Eloqua, Pardot, and Integrate. The service delivers lead generation workflow solutions designed to enable marketers and salesforces to identify and prioritize accounts and individuals actively researching new technology purchases or upgrades, and then to engage those active prospects. Qualified Sales Opportunities™ is a product that profiles specific in-progress purchase projects via surveys and interviews with business technology professionals whose research activity and content consumption is indicative of a pending technology purchase. Qualified Sales Opportunities™ include information on project scope, purchase criteria and vendors considered.

- *Demand Solutions.* Our offerings enable our customers to reach and influence prospective buyers through content marketing programs, such as white papers, webcasts, podcasts, videocasts, virtual trade shows, and content sponsorships, designed to generate demand for their solutions, and through display advertising and other brand programs that influence consideration by prospective buyers. We believe this allows B2B technology companies to maximize ROI on marketing and sales expenditures by capturing sales leads from the distribution and promotion of content to our audience of enterprise technology and business professionals.

- *Brand Solutions.* Our suite of brand solutions provide B2B technology companies with direct exposure to targeted audiences of enterprise technology and business professionals actively researching information related to their products and services. We leverage our Activity Intelligence™ platform to enable significant segmentation and behavioral targeting of audiences to improve the relevancy of digital ads to researcher needs. Branding solutions include on-network banner advertising and digital sponsorships, off-network banner targeting, and microsites and related formats.

- *Custom Content Creation.* We deliver market insights and guidance to B2B technology companies through our Enterprise Strategy Group annual research and advisory subscription programs, custom market research services, and consulting engagements. In addition, Enterprise Strategy Group experts author custom content products including technical and economic validations, white papers, infographics, videos and webinars. This content is leveraged by B2B technology marketers to support product launches, enable demand-generation campaigns, and to establish overall thought leadership. We also create white papers, case studies, webcasts or videos to our customers' specifications. These customized content assets are then promoted to our audience within both demand solutions and brand solutions programs. Additionally, we offer off-the-shelf editorial sponsorship products on topics aligned to customer markets, enabling them to engage and generate demand via packaged content created by our editorial staff to educate technology researchers on new technology trends and feature options.

- *BrightTALK platform.* Allows our customers to create, host and promote webinars, virtual events and video content. Customers create their own hosted Channels on the platform where they schedule both live and on-demand webinars for promotion to BrightTALK's community of in-market accounts and individuals. The BrightTALK Channel also enables customers to self-administer lead generation campaigns, set up workflow integrations between the Channel and their CRM and MAP systems, and access reporting detailing the size and growth of their community of subscribers over time. Customers may also create an off-network embedded Channel page on their own corporate website featuring content in their BrightTALK Channel, as well as an embedded BrightTALK registration form that captures and converts interested individuals to marketing leads.

Revenue from demand and brand solutions is primarily recognized when the transfer of control occurs. Certain of the contracts within demand and brand solutions are duration-based campaigns which, in the event of customer cancellation, provide the Company with an enforceable right to a proportional payment for the portion of the campaign based on services provided. Accordingly, revenue from duration-based campaigns is recognized using a time-based measure of progress, which the Company believes best depicts how it satisfies its performance obligations in these arrangements as control is continuously transferred throughout the contract period. Revenue from custom content creation is recognized over the expected period of performance using a single measure of progress, typically based on hours incurred. Revenue from Priority Engine™ and the Bright TALK platform are recognized over a time-based measure of progress, which the Company believes best depicts how it satisfies its performance obligations in these arrangements as control is continuously transferred throughout the contract period.

To determine standalone selling price for the individual performance obligations in the arrangement, the Company uses an estimate of the observable selling prices in separate transactions. The Company establishes best estimates considering multiple factors including, but not limited to, class of client, size of transaction, available inventory, pricing strategies and market conditions. The Company uses a range of amounts to estimate stand-alone selling price when it sells the goods and services separately and needs to determine whether a discount is to be allocated based upon the relative stand-alone selling price to the various goods and services. Judgment is required to determine the standalone selling price for each distinct performance obligation.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable, long-term debt and contingent consideration. Due to their short-term nature and liquidity, the carrying value of these instruments, with the exception of contingent consideration and long-term debt, approximates their estimated fair values. See Note 4 for further information on the fair value of the Company's investments. The Company classifies all of its short-term and long-term investments as available-for-sale. The fair value of contingent consideration was estimated using a discounted cash flow method.

Business Combinations

The Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company's estimates are inherently uncertain and subject to refinement.

During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions and tax-related valuation allowances are initially recorded in connection with a business combination as of the acquisition date. The Company continues to collect information and reevaluates these estimates and assumptions quarterly and records any adjustments to the Company's preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statement of operations.

Long-Lived Assets, Goodwill and Indefinite-lived Intangible Assets

Long-lived assets consist primarily of property and equipment, capitalized software, goodwill and other intangible assets. The Company reviews long-lived assets, including property and equipment and finite intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset or an adverse action or a significant decrease in the market price. A specifically identified intangible asset must be recorded as a separate asset from goodwill if either of the following two criteria is met: (1) the intangible asset acquired arises from contractual or other legal rights; or (2) the intangible asset is separable. Accordingly, intangible assets consist of specifically identified intangible assets. Goodwill is the excess of any purchase price over the estimated fair value of net tangible and intangible assets acquired.

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed annually for impairment or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have an indefinite life are amortized over their estimated useful lives, which range from eighteen months to nineteen years, using methods of amortization that are expected to reflect the estimated pattern of economic use, and are reviewed for impairment when events or changes in circumstances suggest that the assets may not be recoverable. Consistent with the Company's determination that it has a single reporting segment, it has been determined that there is a single reporting unit and goodwill is therefore tested for impairment at the entity level. The Company performs its annual test of impairment of goodwill as of December 31st of each year and whenever events or changes in circumstances suggest that the carrying amount may not be recoverable using the two-step process required by ASC 350, *Intangibles – Goodwill and Other* ("ASC 350"). The first step of the impairment test is to identify potential impairment by comparing the reporting unit's fair value with its net book value (or carrying amount), including goodwill. The fair value is estimated based on a market value approach. If the fair value of the reporting unit exceeds its carrying amount, the reporting unit's goodwill is not considered to be impaired and the second step of the impairment test is not performed. Whenever indicators of impairment become present, the Company would perform the second step and compare the implied fair value of the reporting unit's goodwill, as defined by ASC 350, to it carrying value to determine the amount of the impairment loss, if any. As of December 31, 2022, there were no indications of impairment based on the step one analysis, and the Company's estimated fair value exceeded its goodwill carrying value by a significant margin.

Based on the aforementioned evaluation, the Company believes that, as of the balance sheet date presented, none of the Company's goodwill or other long-lived assets were impaired. The Company did not have any intangible assets, other than goodwill, with indefinite lives as of December 31, 2022 or 2021.

Allowance for Doubtful Accounts

The Company reduces gross trade accounts receivable for an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The allowance for doubtful accounts is reviewed on a regular basis, and all past due balances are reviewed individually for collectability. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Provisions for doubtful accounts are recorded in general and administrative expense.

Below is a summary of the changes in the Company's allowance for doubtful accounts for the years ended December 31, 2022, 2021, and 2020.

	Balance at Beginning of Year	Provision	Write-offs, Net of Recoveries	Balance at End of Year
Year ended December 31, 2020	$ 1,899	$ 218	$ (363)	$ 1,754
Year ended December 31, 2021	$ 1,754	$ 904	$ (144)	$ 2,514
Year ended December 31, 2022	$ 2,514	$ 2,239	$ (259)	$ 4,494

Property and Equipment and Other Capitalized Assets

Property and equipment and other capitalized assets are stated at cost. Property and equipment acquired through acquisitions of businesses are initially recorded at fair value. Depreciation is calculated on the straight-line method based on the month the asset is placed in service over the following estimated useful lives:

	Estimated Useful Life
Furniture and fixtures	3 - 10 years
Computer equipment and software	3 years
Internal-use software and website development costs	3 - 5 years
Leasehold improvements	Shorter of useful life or remaining duration of lease

Property and equipment and other capitalized assets consist of the following:

	As of December 31,	
	2022	2021
Furniture and fixtures	$ 1,361	$ 1,367
Computer equipment and software	5,393	5,267
Leasehold improvements	3,867	3,792
Internal-use software and website development costs	56,340	45,339
	66,961	55,765
Less: accumulated depreciation and amortization	(44,454)	(37,045)
	$ 22,507	$ 18,720

Depreciation expense was $10.0 million, $7.5 million, and $5.8 million for the years ended December 31, 2022, 2021, and 2020, respectively. Repairs and maintenance charges that do not increase the useful life of the assets are charged to operations as incurred. The Company wrote off approximately $2.4 million, $1.0 million, and $1.0 million of assets that were no longer in service during 2022, 2021, and 2020, respectively. Depreciation expense is classified as a component of operating expense in the Company's results of operations with the exception of certain depreciation expense which is classified as a component of cost of goods sold.

Internal-Use Software and Website Development Costs

The Company capitalizes costs incurred during the development of its website applications and infrastructure as well as certain costs relating to internal-use software. The Company begins to capitalize costs to develop software and website applications when planning stage efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed, and the software will be used as intended. Judgment is required in determining the point at which various projects enter the state at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized, which is generally three years. To the extent that the Company changes the manner in which it develops and tests new features and functionalities related to its websites, assesses the ongoing value of capitalized assets, or determines the estimated useful lives over which the costs are amortized, the amount of website development costs it capitalizes and amortizes in future periods would be impacted. The estimated useful life of costs capitalized is evaluated for each specific project. Capitalized internal-use software and website development costs are reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized only if the carrying amount of the asset is not recoverable and exceeds its fair value. The Company capitalized internal-use software and website development costs of $12.9 million, $11.5 million, and $6.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Debt Issuance Costs

Costs incurred with the issuance of the Company's convertible debt are deferred and amortized as interest expense over the term of the related convertible instrument using the effective interest method. To the extent the convertible debt is outstanding, these amounts are reflected in the consolidated balance sheets as a deduction of the convertible debt.

Concentrations of Credit Risk and Off-Balance Sheet Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash and cash equivalents, investments and accounts receivable. The Company maintains its cash and cash equivalents and investments principally in accredited financial institutions of high credit standing. The Company routinely assesses the credit worthiness of its customers. The Company generally has not experienced any significant losses related to individual customers or groups of customers in any particular industry or area. The Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be probable in the Company's accounts receivable.

At December 31, 2022, 2021 and 2020, no customer represented 10% of total accounts receivable. No single customer accounted for 10% or more of total revenues in the years ended December 31, 2022, 2021, or 2020.

Income Taxes

The Company's deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. A valuation allowance is established against net deferred tax assets if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return using a "more likely than not" threshold as required by the provisions of ASC 740-10, *Accounting for Uncertainty in Income Taxes* ("ASC 740").

The Company recognizes interest and penalties related to unrecognized tax benefits, if any, in income tax expense.

Stock-Based Compensation

The Company has stock-based employee compensation plans which are more fully described in Note 11. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized in the Consolidated Statement of Income and Comprehensive Income using the straight-line method over the vesting period of the award. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock option awards.

Comprehensive Income

Comprehensive income includes all changes in equity during a period, except those resulting from investments by stockholders and distributions to stockholders. The Company's comprehensive income includes changes in the fair value of the Company's unrealized gains on available for sale securities and foreign currency translation adjustments.

There were no reclassifications out of accumulated other comprehensive income in the periods ended December 31, 2022, 2021, or 2020.

Foreign Currency

The functional currency for each of the Company's subsidiaries is the local currency of the country in which it is incorporated. All assets and liabilities are translated into U.S. dollar equivalents at the exchange rate in effect on the balance sheet date or at a historical rate. Revenues and expenses are translated at average exchange rates. Translation gains or losses are recorded in stockholders' equity as an element of accumulated other comprehensive income (loss).

Net Income Per Share

Basic earnings per share is computed based on the weighted average number of common shares and vested restricted stock units outstanding during the period. Because the holders of unvested restricted stock units do not have non-forfeitable rights to dividends or dividend equivalents, the Company does not consider these restricted stock units to be participating securities that should be included in its computation of earnings per share under the two-class method. Diluted earnings per share is computed using the weighted average number of common shares and vested, undelivered restricted stock units outstanding during the period, plus the dilutive effect of potential future issuances of common stock relating to stock option and restricted stock unit programs using the treasury stock method. In calculating diluted earnings per share, the dilutive effect of stock options and restricted stock units is computed using the average market price for the respective period. In addition, the assumed proceeds under the treasury stock method include the average unrecognized compensation expense of stock options and restricted stock units that are in-the-money. This results in the "assumed" buyback of additional shares, thereby reducing the dilutive impact of stock options and restricted stock units.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share is as follows:

	For the Years Ended December 31,		
	2022	2021	2020
Numerator:			
Net income	$ 41,609	$ 949	$ 17,068
Denominator:			
Basic:			
Weighted average shares of common stock and vested, undelivered restricted stock units outstanding	29,589,000	28,434,213	27,855,888
Diluted:			
Weighted average shares of common stock and vested, undelivered restricted stock units outstanding	29,589,000	28,434,213	27,855,888
Effect of potentially dilutive shares	4,483,131	1,039,678	818,659
Total weighted average shares of common stock and vested, undelivered restricted stock units outstanding and potentially dilutive shares	34,072,131	29,473,891	28,674,547
Calculation of Net Income Per Common Share:			
Basic:			
Net income applicable to common stockholders	$ 41,609	$ 949	$ 17,068
Weighted average shares of stock outstanding	29,589,000	28,434,213	27,855,888
Net income per common share	$ 1.41	$ 0.03	$ 0.61
Diluted:			
Net income applicable to common stockholders(1)	$ 44,173	$ 949	$ 17,423
Weighted average shares of stock outstanding	34,072,131	29,473,891	28,674,547
Net income per common share(2)	$ 1.30	$ 0.03	$ 0.61

---

(1) For the years ended December 31, 2022 and 2020 respectively, we excluded $2.6 million and $0.4 million of amortization and interest expense relating to our convertible notes when calculating net income for diluted earnings per share. There was no such adjustment in 2021, due to anti-dilutive nature of the add-back.

(2) In calculating diluted net income per share, 107 thousand shares, 14 thousand shares, and 0 shares related to outstanding stock options and unvested, undelivered restricted stock units which were excluded for the years ended December 31, 2022, 2021, and 2020, respectively, because they were anti-dilutive. Additionally, in calculating diluted net income per share, weighted average shares include 3.9 million shares, 0 shares, and 0.1 million shares related to the if converted basis of our convertible notes for the years ended December 31, 2022, 2021, and 2020, respectively.

Recent Accounting Pronouncements

Recently Adopted Accounting Guidance

In December 2022, the FASB issued No. ASU 2022-06, Reference Rate Reform (Topic 818): Deferral of the Sunset Date of Topic 848, which extends the period of time companies can utilize the reference rate reform relief guidance in Topic 848 to December 31, 2024. The guidance was effective upon issuance and had no material effect on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): "Simplifying the Accounting for Income Taxes" (ASU 2019-12), which simplifies the accounting for income taxes. This guidance was effective for us in the first quarter of 2021 on a prospective basis, and early adoption is permitted. We adopted the new standard effective January 1, 2021 and the guidance did not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update ("ASU") No. 2017-04, Intangibles-Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment (ASU 2017-04). ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge (step 2 of the goodwill impairment test) and instead requires only a one-step quantitative impairment test, performed by comparing the fair value of goodwill with its carrying amount. ASU 2017-04 is effective on a prospective basis effective for goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed on testing dates after January 1, 2017. We adopted the new standard effective January 1, 2020 and the guidance did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (ASU 2018-15), which requires implementation costs incurred by customers in cloud computing arrangements (i.e., hosting arrangements) to be capitalized under the same premises of authoritative guidance for internal-use software, and deferred over the non-cancellable term of the cloud computing arrangements plus any optional renewal periods that are reasonably certain to be exercised by the customer or for which the exercise is controlled by the service provider. ASU 2018-15 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted. We adopted the new standard effective January 1, 2020 and the guidance did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-03, "Measurement of Credit Losses on Financial Instruments," (ASU 2016-03) which amends ASC 326 "Financial Instruments—Credit Losses" which introduces a new methodology for accounting for credit losses on financial instruments. The guidance establishes a new forward looking "expected loss model" that requires entities to estimate current expected credit losses on accounts receivable and financial instruments by using all practical and relevant information. We adopted the new standard effective January 1, 2020 and the guidance did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, "Changes to Disclosure Requirements for Fair Value Measurements" (Topic 820) (ASU 2018-13), which improved the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements. We adopted the new standard effective January 1, 2020 and the guidance did not have a material impact on our consolidated financial statements.

Accounting Guidance Not Yet Adopted

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. We will adopt this accounting standard update on January 1, 2023 and will apply the guidance prospectively for future acquisitions.

3. Revenue

Disaggregation of Revenue

The following table depicts the disaggregation of revenue according to categories consistent with how the Company evaluates its financial performance and economic risk. International revenue consists of international geo-targeted campaigns, which are campaigns targeted at an audience of members outside of North America.

	Years Ended December 31,		
	2022	2021	2020
North America	$ 189,897	$ 162,360	$ 90,919
International	107,591	101,067	57,457
Total Revenue	$ 297,488	$ 263,427	$ 148,376

	Years Ended December 31,					
	2022		**2021**		**2020**	
Revenue under short-term contracts	$	174,040	$	158,561	$	96,371
Revenue under longer-term contracts		123,448		104,866		52,005
Total	$	297,488	$	263,427	$	148,376

Contract liabilities

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to the Company's contracts with customers. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations. Contract liabilities on the accompanying Consolidated Balance Sheets were $27.1 million and $30.5 million at December 31, 2022 and December 31, 2021, respectively. Additionally, certain customers may receive credits, which are accounted for as a material right. The Company estimates these amounts based on the expected amount of future services to be provided to customers and allocates a portion of the transaction price to these material rights. The Company recognizes these material rights as the material rights are exercised. The resulting amounts included in contract liabilities on the accompanying Consolidated Balance Sheets were $1.9 million and $2.6 million at December 31, 2022 and December 31, 2021, respectively.

	Contract Liabilities
Year-to-Date Activity	**(in thousands)**
Balance at January 1, 2020	$ 4,335
Billings	19,769
Revenue Recognized	(8,415)
Balance at December 31, 2020	15,689
Billings	278,230
Revenue Recognized	(263,427)
Balance at December 31, 2021	30,492
Billings	294,082
Revenue Recognized	(297,488)
Balance at December 31,2022	$ 27,086

The Company elected to apply the following practical expedients:

- *Existence of a Significant Financing Component in a Contract*. As a practical expedient, the Company has not assessed whether a contract has a significant financing component because the Company expects at contract inception that the period between payment by the customer and the transfer of promised goods or services by the Company to the customer will be one year or less. Payment terms and conditions vary by contract type, although terms generally include requirement of payment within 30 to 90 days. In addition, the Company has determined that the payment terms that the Company provides to its customers are structured primarily for reasons other than the provision of financing to the customer.

- *Costs to Obtain a Contract*. The Company's revenues are primarily generated from customer contracts that are for one year or less. Costs primarily consist of incentive compensation paid based on the achievements of sales targets in a given period for related revenue streams and are recognized in the month when the revenue is earned. As a practical expedient, for amortization periods which are determined to be one year or less, the Company expenses any incremental costs of obtaining the contract with a customer when incurred. For those customer contracts greater than one year, the Company capitalizes and amortizes the expenses over the period of benefit.

- *Revenues Invoiced*. The Company has applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Company recognizes revenue in proportion to the amount it has the right to invoice for services performed.

4. Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including short-term and long-term investments and contingent consideration. The fair value of these financial assets and liabilities was determined based on three levels of input as follows:

- *Level 1*. Quoted prices in active markets for identical assets and liabilities;

- *Level 2.* Observable inputs other than quoted prices in active markets; and

- *Level 3.* Unobservable inputs.

The fair value hierarchy of the Company's financial assets and liabilities carried at fair value and measured on a recurring basis is as follows:

| | December 31, 2022 | Fair Value Measurements at Reporting Date Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments (1)	$ 20,210	$ —	$ 20,210	$ —
Total assets	$ 20,210	$ —	$ 20,210	$ —
Liabilities:				
Contingent consideration - current (2)	$ 2,259	$ —	$ —	$ 2,259
Contingent consideration - non-current (2)	—	—	—	—
Total liabilities	$ 2,259	$ —	$ —	$ 2,259

| | December 31, 2021 | Fair Value Measurements at Reporting Date Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments (1)	$ 20,076	$ 15,000	$ 5,076	$ —
Total assets	$ 20,076	$ 15,000	$ 5,076	$ —
Liabilities:				
Contingent consideration - current (2)	$ 5,200	$ —	$ —	$ 5,200
Contingent consideration - non-current (2)	2,779	—	—	2,779
Total liabilities	$ 7,979	$ —	$ —	$ 7,979

(1) Short-term investments consist of money market funds (Level 1) and pooled bond funds (Level 2). Level 2 investments are priced using observable inputs, such as quoted prices in markets that are not active and yield curves.

(2) Contingent consideration liabilities are measured using the income approach and discounted to present value based on an assessment of the probability that the Company would be required to make such future payments. The contingent consideration liabilities are measured at fair value using significant Level 3 (unobservable) inputs, such as discount rates and probability measures. Remeasurement of the contingent consideration to fair value is expensed through the income statement in the period remeasured.

The following table provides a roll-forward of the fair value of the contingent consideration categorized as Level 3 for the year ended December 31, 2022:

	Fair Value
Balance as of December 31, 2021	$ 7,979
Liabilities resulting from acquisitions	—
Payments on contingent liabilities	(5,206)
Amortization of discount on contingent liabilities	50
Remeasurement of contingent liabilities	(564)
Balance as of December 31, 2022	$ 2,259
Amounts included in accrued expenses and other current liabilities	2,259
Amounts included in Other liabilities	—
Total Contingent Consideration	$ 2,259

5. Acquisitions

2021 Acquisition

During July 2021, the Company acquired substantially all the assets of Xtelligent Healthcare Media, LLC, a leading healthcare B2B media company focusing on healthcare-related technology for consideration of $24.3 million in cash after deducting $0.7 million for negative working capital and contingent consideration valued at $2.5 million. The earnouts are subject to certain revenue growth targets and the payment is adjusted based on actual results with a maximum payment of $5 million. The transaction was not material to the Company and the costs associated with the acquisition were not material. The Company accounted for the transaction as a business combination. In allocating the purchase consideration based on estimated fair values, the Company recorded $11.4 million of intangible assets and $16.1 million of goodwill. The majority of the goodwill balance associated with this business combination is deductible for U.S. income tax purposes.

2020 Acquisitions

BrightTALK Limited

On December 23, 2020, the Company acquired all outstanding stock of BrightTALK Limited and its wholly owned subsidiary BrightTALK, Inc., which is a leading marketing platform for webinars and virtual events that enables marketers to create original webinar and video content. The Company has included the financial results of BrightTALK in the condensed consolidated financial statements from the date of acquisition. The transaction costs associated with the acquisition were approximately $5.0 million and were recorded in general and administrative expense. The acquisition date fair value of the consideration transferred for BrightTALK was approximately $151.0 million in cash.

Our consolidated financial statements have not been retroactively restated to include BrightTALK's historical financial position or results of operations. The acquisition was accounted for as a business combination. In accordance with the purchase method of accounting, the purchase price paid has been allocated to the assets and liabilities acquired based upon their estimated fair values as of the acquisition date, with the excess of the purchase price over the net assets acquired recorded as goodwill. We completed our valuation processes of all of the assets and liabilities acquired in the acquisition, and made certain adjustments to the purchase price allocation.

The following table shows the preliminary purchase price allocation as of the date acquired, and adjustments to December 31, 2022 (in thousands):

	December 23, 2020	Adjustments(1)	December 31, 2021
Cash	$ 1,997	$ —	$ 1,997
Accounts receivable	11,810	—	11,810
Operating lease right-of-use assets	1,986	—	1,986
Other assets	2,948	(332)	2,616
Goodwill	71,846	2,362	74,208
Intangible assets	90,370	—	90,370
Accounts payable, accrued expenses and other liabilities	(9,194)	(2,091)	(11,285)
Unearned revenue	(6,980)	—	(6,980)
Operating lease liabilities	(2,446)	—	(2,446)
Deferred tax liabilities and income tax payable	(11,490)	61	(11,429)
Net Assets acquired	$ 150,847	$ —	$ 150,847

(1) Excludes currency translation adjustments related to assets and liabilities of BrightTALK Limited since the purchase date.

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce and expanded market opportunities, for which there is no basis for U.S. income tax purposes. The fair values assigned to tangible assets acquired and liabilities assumed are based on management's estimates and assumptions. Certain tax attributes that will benefit the Company, for which the calculations are not yet complete, are payable to the seller upon the Company's realization of those benefits. Estimated fair value measurements relating to the acquisition are made using Level 3 inputs including discounted cash flow techniques. Fair value is estimated using inputs primarily from the income approach, which include the use of both the multiple period excess earnings method and the relief from royalties method. The significant assumptions used in estimating fair value include (i) the estimated life the asset will contribute to cash flows, such as attrition rate of customers or remaining contractual terms, (ii) profitability and (iii) the estimated discount rate that reflect the level of risk associated with receiving future cash flows. The Company valued the customer relationship asset using an income approach; specifically, the multi-period excess earnings method. The significant assumptions used to value customer relationships included, among others, attrition rates, revenue growth rate, and discount rate. The initial purchase price was adjusted to account for changes to estimate of payment due to seller upon realization of certain tax benefits and changes to deferred tax estimates.

Other Acquisitions

During 2020, the Company acquired substantially all the assets of two other companies for an aggregate of $25.0 million in cash and $2.2 million of contingent consideration and has included the financial results of these companies in its condensed consolidated financial statements from the dates of acquisition. The earnouts are subject to certain revenue growth targets and the payment is adjusted based on actual results. The transactions were not material to the Company and the costs associated with the acquisitions were not material. The Company accounted for the transactions as business combinations. In allocating the purchase consideration based on estimated fair values, the Company recorded $17.1 million of intangible assets (offset by the value of assumed liabilities under of the agreements of $3.5 million), and $12.7 million of goodwill. The majority of the goodwill balance associated with these business combinations is deductible for U.S. income tax purposes.

6. Investments

The Company's short-term investments are accounted for as available for sale securities. These investments are recorded at fair value with the related unrealized gains and losses included in accumulated other comprehensive loss, a component of stockholders' equity, net of tax. The cumulative unrealized loss, net of taxes, was $302 thousand, $14 thousand and $0 as of December 31, 2022, 2021, and 2020, respectively. Realized gains and losses on the sale of these investments are determined using the specific identification method. There were no realized gains or losses in 2022 or 2021. During 2020, we realized a loss of $42 thousand.

Short-term and long-term investments consisted of the following:

| | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short-term investments:				
Pooled bond funds	$ 20,512	$ —	$ (302)	$ 20,210
Total short-term investments	$ 20,512	$ —	$ (302)	$ 20,210

| | December 31, 2021 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short-term investments:				
Pooled bond and money market funds	$ 20,090	$ —	$ (14)	$ 20,076
Total short-term investments	$ 20,090	$ —	$ (14)	$ 20,076

7. Goodwill

The changes in the carrying amount of goodwill are as follows:

| | As of December 31, | |
	2022	2021
Balance as of beginning of year	$ 197,073	$ 179,118
Effect of exchange rate changes	(4,846)	(563)
Additions	—	18,518
Balance as of end of year	$ 192,227	$ 197,073

8. Intangible Assets

The following table summarizes the Company's intangible assets, net:

	Estimated Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net
		As of December 31, 2022		
Customer relationships	5-19	$ 82,558	$ (16,404)	$ 66,154
Developed websites, technology and patents	10	31,768	(7,294)	24,474
Trademark, trade name and domain name	5-16	7,391	(2,770)	4,621
Proprietary user information database and internet traffic	5	1,083	(1,083)	—
Non-Compete agreement	1.5-3	600	(332)	268
Total intangible assets		$ 123,400	$ (27,883)	$ 95,517

	Estimated Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net
		As of December 31, 2021		
Customer relationships	5-19	$ 85,663	$ (11,695)	$ 73,968
Developed websites, technology and patents	10	34,939	(4,509)	30,430
Trademark, trade name and domain name	5-16	7,913	(2,355)	5,558
Proprietary user information database and internet traffic	5	1,133	(1,133)	—
Non-Compete agreement	1.5-3	600	(166)	434
Total intangible assets		$ 130,248	$ (19,858)	$ 110,390

Intangible assets are amortized over their estimated useful lives, which range from eighteen months to nineteen years, using methods of amortization that are expected to reflect the estimated pattern of economic use. The remaining amortization expense will be recognized over a weighted average period of approximately 6.5 years. Amortization expense was $8.9 million, $9.2 million and $0.5 million for the years ended December 31, 2022, 2021, and 2020, respectively. Amortization expense is recorded within operating expenses as the intangible assets consist of customer-related assets and website traffic that the Company considers to be in support of selling and marketing activities. The Company did not write-off any intangible assets in 2022, 2021 or 2020.

The Company expects amortization expense of intangible assets to be as follows:

Years Ending December 31:	Amortization Expense
2023	$ 8,629
2024	8,598
2025	8,560
2026	8,506
2027	8,501
Thereafter	52,723
	$ 95,517

9. Convertible Notes and Loan Agreement

Convertible Notes

In December 2020, the Company issued $201.3 million in aggregate principal amount of convertible senior notes due December 15, 2025 ("2025 Notes") and in December 2021, the Company issued $414 million of aggregate principal amount of convertible senior notes due December 15, 2026 ("2026 Notes"). Further details are included below:

Issuance	Maturity Date	Interest Rate	First Interest Payment Date	Effective Interest Rate	Semi-Annual Interest Payment Dates	Initial Conversion Rate per $1,000 Principal	Initial Conversion Price	Number of Shares (in millions)
2025 Notes	December 15, 2025	0.125%	June 15, 2021	2.6%	June 15, and December 15	14.1977	$ 70.43	1.0
2026 Notes	December 15, 2026	0.0%	—	0.0%	—	7.6043	$ 131.50	4.3

The 2025 Notes and the 2026 Notes (collectively, the "Notes") are governed by indentures between the Company, as issuer, and U.S. Bank, National Association, as trustee (together, the "Indentures"). The Notes are unsecured and rank senior in right of payment to the Company's future indebtedness that is expressly subordinated in right of payment to the Notes and equal in right of payment to the Company's unsecured indebtedness that is not so subordinated.

Upon conversion, the Company will pay or deliver, as the case may be, cash, shares of the Company's common stock or a combination of cash and shares of common stock, at the Company's election.

Terms of the Notes

Prior to the close of business on September 15, 2025 and September 14, 2026, the 2025 Notes and 2026 Notes, respectively, will be convertible at the option of holders during certain periods, only upon satisfaction of certain conditions set forth below. On or after September 15, 2025 (for the 2025 Notes) and September 14, 2026 (for the 2026 Notes), until the close of business on the second scheduled trading day immediately preceding the applicable maturity date, holders may convert all or any portion of their Notes at the conversion price at any time regardless of whether the conditions set forth below have been met.

Holders may convert all or a portion of their Notes prior to the close of business on the day immediately preceding their respective free convertibility date described above, in multiples of the $1,000 principal amount, only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 for the 2025 Notes and March 31, 2022 for the 2026 Notes (and only during such calendar quarter), if the last reported sales price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the applicable conversion price on each applicable trading day;

- during the five business day period after any five consecutive trading day period, or the Notes measurement period, in which the "trading price" (as defined in each Indenture) per $1,000 principal amount of Notes for each trading day of the Notes measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such trading day;

- if the Company calls any or all of the Notes for redemption, at any time prior to the close of business on September 14, 2025 for the 2025 Notes or September 14, 2026 for the 2026 Notes; or

- upon the occurrence of specified corporate events.

As of December 31, 2022, the 2026 Notes and 2025 Notes are not convertible.

Whether the 2026 Notes or the 2025 Notes will be convertible in the future prior to the applicable free convertibility date will depend on the satisfaction of conversion conditions contained within each series of Notes. Since the Company may elect to repay the 2026 Notes and the 2025 Notes in cash, shares of our common stock, or a combination of both, the Company has continued to classify the 2026 and the 2025 Notes as long-term debt on its consolidated balance sheet as of December 31, 2022.

The Notes consist of the following as of December 31:

| | 2022 | | 2021 | |
	2026 Notes	2025 Notes	2026 Notes	2025 Notes
Liability Component:				
Principal	$ 414,000	$ 51,381	$ 414,000	$ 51,381
Less: unamortized debt issuance costs	8,673	1,014	10,836	1,351
Net carrying amount	$ 405,327	$ 50,367	$ 403,164	$ 50,030

The following table sets forth total interest expense recognized related to the Notes:

| | Year Ended December 31, | |
	2022	2021
0.125% Coupon	$ 64	$ 240
Amortization of debt discount and transaction costs	2,500	5,364
Induced conversion expense	—	21,229
	$ 2,564	$ 26,833

The fair value of the Notes, which was determined based on inputs that are observable in the market or that could be derived from, or corroborated with, observable market data, quoted price of the Notes in an over-the-counter market (Level 2), and carrying value of debt instruments (carrying value excludes the equity component of the Company's convertible notes classified in equity) were as follows:

| | December 31, 2022 | | December 31, 2021 | |
	Fair Value	Carrying Value	Fair Value	Carrying Value
Convertible senior notes	$ 361,658	$ 455,694	$ 490,513	$ 453,194

Based on the closing price of our common stock of $44.06 on December 31, 2022, the if-converted value of the 2026 Notes and 2025 Notes was less than their aggregate principal value.

Partial Repurchase and Conversion of the 2025 Notes

On December 15, 2021, the Company used a portion of the proceeds from the issuance of the 2026 Notes, together with 0.8 million shares of its common stock, to repurchase and retire $149.9 million aggregate principal amount of the 2025 Notes, and paid accrued and unpaid interest thereon (the "2025 Notes Repurchase Transaction"). The 2025 Notes Repurchase Transaction was accounted for as an induced conversion in accordance with Accounting Standards Codification 470-20, Debt with Conversion and Other Options (ASC 470-20). The total fair value of the additional consideration to induce the conversion of $21.2 million was recognized as an inducement expense and classified as a component of interest expense in its consolidated statement of income. The remaining cash and common stock consideration issued under the original terms of the 2025 Notes was accounted for under the general conversion accounting guidance where the difference between the carrying amount of the 2025 Notes retired, including unamortized debt issuance cost of $4 million, and the cash consideration paid and the par value of the common stock issued, was recorded in additional paid-in capital.

2025 Notes

Prior to the adoption of ASU 2020-06, based on market data available for publicly traded, senior, unsecured corporate bonds issued by companies in the same industry and with similar maturities, the Company estimated the implied market interest rate of its Notes to be approximately 5%, assuming no conversion option. Assumptions used in the estimate represent what market participants would use in pricing the liability component of the 2025 Notes, including market interest rates, credit standing, and yield curves, all of which are defined as Level 2 observable inputs. The estimated implied interest rate was applied to the 2025 Notes, which resulted in a fair value of the liability component of $158.8 million upon issuance, calculated as the present value of future contractual payments based on the $201.3 million of aggregate principal amount. The excess of the principal amount of the liability component over its carrying amount, or the debt discount, is amortized to interest expense over the term of the Notes. The $42.5 million difference between the gross proceeds received from the issuance of the Notes of $201.3 million and the estimated fair value of the liability component represents the equity component of the Notes and was recorded in additional paid-in capital. The equity component is not remeasured as long as it continues to meet the conditions for equity classification.

In accounting for the transaction costs related to the issuance of the Notes, the Company allocated the total amount incurred to the liability and equity components in proportion to the allocation of proceeds. Transaction costs attributable to the liability component, totaling $5.25 million, are being amortized to expense over the term of the Notes, and transaction costs attributable to the equity component, totaling $1.4 million, and were included with the equity component in shareholders' equity.

Effective January 1, 2021, upon the adoption of ASU 2020-06, the Company reclassified the equity component into the debt component as more fully described above (See Note 2). The Company concluded, based upon its adoption of ASU 2020-06, the Notes will be accounted for as debt with no bifurcation of the embedded conversion features. Transaction costs were recorded as a direct reduction from the related debt liability in the consolidated balance sheet and are amortized to interest expense using the effective interest method over the term of the Notes.

2021 Loan Agreement

On October 29, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank, as administrative agent and collateral agent for the lenders, and the banks and other financial institutions or entities from time to time party thereto as lenders (the "2021 Loan Agreement"). The 2021 Loan Agreement provides for a $75 million revolving credit facility with a $5 million letter-of-credit sublimit and a maturity date of October 29, 2023. The 2021 Loan Agreement is secured by substantially all of the Company's assets. Borrowings under the 2021 Loan Agreement bear interest at a rate equal to one (1) month U.S. LIBOR, plus a spread based upon the Company's leverage (as defined by 2021 Loan Agreement), which may vary between 2.00% and 2.75%. The 2021 Loan Agreement is subject to various leverage and non-financial covenants. No amounts were outstanding under the 2021 Loan Agreement as of December 31, 2022.

10. Leases and Contingencies

The Company conducts its operations in leased office facilities under various noncancelable operating lease agreements that expire through December 2029.

On October 26, 2017, the Company entered into a Third Amendment (the "Third Amendment") to the lease agreement for office space in Newton, Massachusetts, dated as of August 4, 2009 (the "Newton Lease"). The Third Amendment extended the lease term to December 31, 2029 and preserves the Company's option to extend the term for an additional five-year period subject to certain terms and conditions set forth in the Newton Lease. The Third Amendment reduced the rentable space from approximately 110,000 square feet to approximately 74,000 square feet effective January 1, 2018. As of January 1, 2018, base monthly rent under the Third Amendment is $0.3 million. The base rent increases biennially at a rate averaging approximately 1% per year, as of January 1, 2022. The Company remains responsible for certain other costs under the Third Amendment, including operating expense and taxes.

In April 2021, the Company entered into a Fourth Amendment (the "Fourth Amendment"). The Fourth Amendment became effective during May 2021. The Fourth Amendment reduced the rentable space from approximately 74,000 square feet to approximately 68,000 square feet and provided the Company with a one-time payment of approximately $0.6 million. As of May 1, 2021, base monthly rent is approximately $0.3 million per month. All other terms and conditions are substantially similar to those terms in the Third Amendment.

Certain of the Company's operating leases, including the Newton Lease, include lease incentives and escalating payment amounts and are renewable for varying periods. The Company recognizes the related rent expense on a straight-line basis over the term of each lease, taking into account the lease incentives and escalating lease payments.

The Company has various non-cancelable lease agreements for certain of its offices with original lease periods expiring between 2021 and 2029. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain it will exercise that option. Leases with renewal options allow the Company to extend the lease term typically between 1 and 5 years. When determining the lease term, renewal options reasonably certain of being exercised are included in the lease term. When determining if a renewal option is reasonably certain of being exercised, the Company considers several economic factors, including but not limited to, the significance of leasehold improvements incurred on the property, whether the asset is difficult to replace, underlying contractual obligations, or specific characteristics unique to that particular lease that would make it reasonably certain that the Company would exercise such option. Renewal and termination options were generally not included in the lease term for the Company's existing operating leases. Certain of the arrangements have discounted rent periods or escalating rent payment provisions. Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. The Company recognizes rent expense on a straight-line basis over the lease term.

As of December 31, 2022 and 2021, operating lease assets were $20.0 million and $23.3 million and operating lease liabilities were $24.5 million and $28.1 million, respectively. The maturities of the Company's operating lease liabilities as of December 31, 2022 were as follows (in thousands):

Years Ending December 31:		Minimum Lease Payments
2023	$	4,884
2024		4,843
2025		3,899
2026		3,752
2027		3,265
Thereafter		6,665
Total future minimum lease payments		27,308
Less imputed interest		2,838
Total operating lease liabilities	$	24,470
Included in the condensed consolidated balance sheet:		
Current operating lease liabilities	$	4,099
Non-current operating lease liabilities		20,371
Total operating lease liabilities	$	24,470

For the years ended December 31, 2022 and 2021, the total lease cost is comprised of the following amounts (in thousands):

	December 31, 2022	December 31, 2021
Operating lease expense	$ 4,251	$ 4,540
Short-term lease expense	22	215
Total lease expense	$ 4,273	$ 4,755

The following summarizes additional information related to operating leases:

	As of December 31, 2022
Weighted-average years remaining lease term — operating leases	3.7
Weighted-average discount rate — operating leases	3.6%

If the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate as the discount rate. The Company uses its best judgment when determining the incremental borrowing rate, which is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term to the lease payments in a similar currency.

Litigation

From time to time and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. At December 31, 2022 and 2021, the Company did not have any pending claims, charges, or litigation that it expects would have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

11. Stock-Based Compensation

Stock Option and Incentive Plans

In April 2007, the Company's board of directors approved the 2007 Stock Option and Incentive Plan (the "2007 Plan"), which was approved by the stockholders of the Company and became effective upon the consummation of the Company's IPO in May 2007. The 2007 Plan allowed the Company to grant incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), stock appreciation rights, deferred stock awards, restricted stock units and other awards. Under the 2007 Plan, stock options could not be granted at less than fair market value on the date of grant and grants generally vested over a three- to four-year period. Stock options granted under the 2007 Plan expire no later than ten years after the grant date. Additionally, beginning with awards made in August 2015, the Company had the option to direct a net issuance of shares for satisfaction of tax liability with respect to vesting of awards and delivery of shares. Prior to August 2015, this choice of settlement method was solely at the discretion of the award recipient. The 2007 Plan expired in May 2017.

No new awards may be granted under the 2007 Plan; however, the shares of common stock remaining in the 2007 Plan are available for issuance in connection with previously awarded grants under the 2007 Plan. There are 25,000 shares of common stock that remain subject to outstanding stock grants under the 2007 Plan as of December 31, 2022.

In March 2017, the Company's board of directors approved the 2017 Stock Option and Incentive Plan (the "2017 Plan"), which was approved by the stockholders of the Company at the 2017 Annual Meeting and became effective June 16, 2017. The 2017 Plan replaces the Company's 2007 Plan. On June 16, 2017, 3,000,000 shares of the Company's common stock were reserved for issuance under the 2017 Plan and, generally, shares that are forfeited or canceled from awards under the 2017 Plan also will be available for future awards. In April 2021, the stockholders of the Company authorized the issuance of up to an additional 3,800,000 shares of the Company's common stock under the 2017 Plan. Under the 2017 Plan, the Company may grant restricted stock and restricted stock units, non-qualified stock options, stock appreciation rights, performance awards, and other stock-based and cash-based awards. Grants generally vest in equal tranches over a three-year period. Stock options granted under the 2017 Plan expire no later than ten years after the grant date. Shares of stock issued pursuant to restricted stock awards are restricted in that they are not transferable until they vest. Shares of stock underlying awards of restricted stock units are not issued until the units vest. Non-qualified stock options cannot be exercised until they vest. Under the 2017 Plan, all stock options and stock appreciation rights must be granted with an exercise price that is at least equal to the fair market value of the common stock on the date of grant. The 2017 Plan broadly prohibits the repricing of options and stock appreciation rights without stockholder approval and requires that no dividends or dividend equivalents be paid with respect to options or stock appreciation rights. The 2017 Plan further provides that, in the event any dividends or dividend equivalents are declared with respect to restricted stock, restricted stock units, other stock-based awards and performance awards (referred to as "full-value awards"), such dividends or dividend equivalents would be subject to the same vesting and forfeiture provisions as the underlying award. There are a total of 1,764,799 shares of common stock that remain subject to outstanding stock-based grants under the 2017 Plan as of December 31, 2022. There are a total of 2,319,628 shares of common stock remain available for issuance under the 2017 Plan as of December 31, 2022.

Accounting for Stock-Based Compensation

The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award. The Company calculated the fair values of the options granted using the following estimated weighted-average assumptions:

	Years Ended December 31,		
	2022	**2021**	**2020**
Expected volatility	44%	44%	40%
Expected term	6 years	6 years	6 years
Risk-free interest rate	2.69%	0.82%	0.34%
Expected dividend yield	—%	—%	—%
Weighted-average grant date fair value per share	$ 33.99	$ 27.98	$ 11.29

The expected volatility of options granted has been determined using a weighted average of the historical volatility of the Company's stock for a period equal to the expected life of the option. The expected life of options has been determined utilizing the "simplified" method. The risk-free interest rate is based on a zero-coupon U.S. treasury instrument whose term is consistent with the expected life of the stock options. The Company has not paid and does not anticipate paying cash dividends on its shares of common stock; therefore, the expected dividend yield is assumed to be zero. The Company applied an estimated annual forfeiture rate based on historical averages in determining the expense recorded in each period.

A summary of the stock option activity under the Company's stock option plans for the year ended December 31, 2022 is presented below:

	Options Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding at December 31, 2021	125,000	$ 25.49		
Granted	22,500	74.70		
Exercised	(27,500)	14.25		$ 1,117
Forfeited	—	—		
Canceled	—	—		
Options outstanding at December 31, 2022	120,000	$ 37.29	6.44	$ 1,959
Options exercisable at December 31, 2022	97,500	$ 28.66	5.75	$ 1,959
Options vested or expected to vest at December 31, 2022	119,276	$ 37.07	6.42	$ 1,959

During the years ended December 31, 2022, 2021, and 2020, the total intrinsic value of options exercised (i.e. the difference between the market price of the underlying stock at exercise and the price paid by the employee to exercise the options) was $1.1 million, $0.2 million, and $1.6 million, respectively, and the total amount of cash received by the Company from exercise of these options was $0.4 million, $0 million, and $0.6 million, respectively.

Restricted Stock Unit Awards

Restricted stock unit awards are valued at the market price of a share of the Company's common stock on the date of the grant. A summary of the restricted stock unit award activity under the Company's plans for the year ended December 31, 2022 is presented below:

	Shares	Weighted-Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Nonvested outstanding at December 31, 2021	1,609,350	$ 54.45	
Granted	994,380	64.53	
Vested	(905,081)	49.89	
Forfeited	(55,850)	74.04	
Nonvested outstanding at December 31, 2022	1,642,799	$ 62.40	$ 72,382

The total grant-date fair value of restricted stock unit awards that vested during the years ended December 31, 2022, 2021, and 2020 was $45.2 million, $23.6 million, and $14.7 million, respectively.

As of December 31, 2022, there was $82.4 million of total unrecognized compensation expense related to stock options and restricted stock units, which is expected to be recognized over a weighted average period of 1.9 years.

Employee Stock Purchase Plan ("ESPP")

In April 2022, the Company's board of directors adopted the TechTarget, Inc. 2022 Employee Stock Purchase Plan (the "ESPP"), which was approved by the stockholders of the Company at the 2022 Annual Meeting of Stockholders and became effective June 7, 2022. On June 7, 2022, 600,000 shares of the Company's common stock were reserved for issuance under the ESPP. After the initial offering period of three months, commencing September 1, 2022, eligible employees will be offered shares of common stock over a twelve-month offering period, which consists of two consecutive six-month purchase periods. Employees may purchase a limited amount (up to $25,000) of shares of the Company's common stock under the ESPP at a discount of up to 15% of the lesser of the market value of the common stock at either (a) the beginning of the six-month purchase period during which the shares of common stock are purchased or (b) the end of such six-month purchase period. As of December 31, 2022, 590,857 shares of common stock remain available for issuance under the ESPP.

The initial offering period under the ESPP began September 1, 2022 and ran through November 30, 2022. The following table summarizes activity related to the purchase rights issued under the ESPP (in thousands, except share and per share data):

	December 31, 2022
Shares issued under the ESPP	9,143
Proceeds from issuance of shares	$ 355

Valuation Assumptions

The valuation of ESPP purchase rights and the underlying weighted-average assumptions are summarized as follows:

	December 31, 2022
ESPP:	
Expected term in years	0.44
Risk-free interest rate	4.14%
Expected volatility	45%
Expected dividend yield	—%
Weighted-average fair value per right granted	$ 13.71

12. Stockholders' Equity

Common Stock Repurchase Programs

On November 7, 2018, we announced a stock repurchase program (the "November 2018 Stock Repurchase Program") whereby we were authorized to repurchase up to an aggregate amount of $25.0 million of shares of our common stock from time to time on the open market or in privately negotiated transactions at prices and in a manner that may be determined by management. We repurchased 736,760 shares at an aggregate purchase price of $14.8 million at an average share price of $20.10 during the year ended December 31, 2020, under the November 2018 Stock Repurchase Program. We terminated the November 2018 Stock Repurchase Program in May 2020.

In May 2020, we announced that our board of directors had authorized a $25.0 million stock repurchase program (the "May 2020 Repurchase Program") whereby we were authorized to repurchase shares of our common stock from time to time on the open market or in privately negotiated transactions at prices and in the manner determined by management. We repurchased 206,114 shares at an aggregate purchase price of $14.2 million at an average share price of $68.82 under the May 2020 Repurchase Program during 2022. No amounts were repurchased under this program during 2021. The May 2020 Repurchase Program expired on May 1, 2022, with $10.8 million in authorized remaining capacity.

In May 2022, we announced that our board of directors had authorized a stock repurchase program (the "May 2022 Repurchase Program") whereby we were authorized to repurchase shares of our common stock having an aggregate purchase prices of up to $50.0 million from time to time on the open market or in privately negotiated transactions at prices and in the manner determined by management. During the year ended December 31, 2022, we repurchased 836,329 shares for an aggregate purchase price of $50.0 million at an average share price of $59.77 under the May 2022 Repurchase Program. As of December 31, 2022, no amounts remained available under the May 2022 Repurchase Program.

In November 2022, we announced that our board of directors had authorized a new repurchase program (the "November 2022 Repurchase Program") where we are authorized to repurchase shares of our common stock and convertible senior notes having an aggregate purchase price of up to $200.0 million from time to time on the open market or in privately negotiated transactions at prices and in the manner determined by management over the next two years. During the year ended December 31, 2022, we repurchased 341,783 shares for an aggregate purchase price of $14.9 million at an average share price of $43.55 under the November 2022 Repurchase Program. The Company did not repurchase any convertible senior notes during the year ended December 31, 2022. As of December 31, 2022, $185.1 million remained available under the November 2022 Repurchase Program.

Repurchased shares are recorded under the cost method and are reflected as treasury stock in the accompanying Consolidated Balance Sheets.

Reserved Common Stock

As of December 31, 2022, the Company has reserved (i) 4,109,427 shares of common stock for settlement of outstanding and unexercised options, issuance following vesting of outstanding restricted stock units, and future awards available for grant under the 2007 Plan and 2017 Plan, (ii) 590,857 shares of common stock for use in settling purchases under the ESPP and (iii) and 5,349,987 shares issuable upon conversion of the Notes.

13. Income Taxes

Income before provision for income taxes was as follows:

		Years Ended December 31,				
		2022		2021		2020
United States	$	52,122	$	5,804	$	20,271
Foreign		5,432		5,275		2,233
Income before income taxes	$	57,554	$	11,079	$	22,504

The income tax provision consisted of the following:

		Years Ended December 31,				
		2022		2021		2020
Current:						
Federal	$	14,862	$	5,587	$	4,073
State		3,830		1,407		1,230
Foreign		1,290		263		243
Total current		19,982		7,257		5,546
Deferred:						
Federal		(2,752)		(867)		(122)
State		(1,017)		313		2
Foreign		(268)		3,427		10
Total deferred		(4,037)		2,873		(110)
	$	15,945	$	10,130	$	5,436

The income tax provision for the years ended December 31, 2022, 2021 and 2020 differs from the amounts computed by applying the statutory federal income tax rate to consolidated income before provision for income taxes as follows:

		Years Ended December 31,				
		2022		2021		2020
Provision computed at statutory rate	$	12,086	$	2,327	$	4,726
Increase resulting from:						
Difference in rates for foreign jurisdictions		(42)		(42)		17
Stock-based compensation		(1,984)		(3,903)		(1,314)
Nondeductible inducement expense		—		4,458		—
Other non-deductible expenses		131		97		548
Non-deductible officers compensation		4,098		1,665		899
State income tax provision		2,237		1,344		974
Subsidiary earnings taxed in the US		333		1,176		(40)
Research and development credit		(726)		(468)		(466)
Valuation allowance		(343)		474		71
Change in tax rate		(24)		3,006		(20)
Other		179		(4)		41
Provision for income taxes	$	15,945	$	10,130	$	5,436

Significant components of the Company's net deferred tax assets and liabilities are as follows:

| | As of December 31, | |
	2022	2021
Deferred tax assets:		
Net operating loss carryforwards	$ 4,446	$ 6,572
Right of use operating lease liability	6,178	7,016
Accruals and allowances	3,140	2,365
Stock-based compensation	4,553	3,447
§163(j) interest expense carryover	—	521
Contract liabilities	467	—
Other	4	4
Gross deferred tax assets	18,788	19,925
Less valuation allowance	(1,397)	(1,961)
Total deferred tax assets	17,391	17,964
Deferred tax liabilities:		
Intangible asset	(21,642)	(23,816)
Right of use operating lease asset	(5,179)	(6,066)
Property and equipment	(915)	(3,708)
Contract liabilities	—	(149)
Total deferred tax liabilities	(27,736)	(33,739)
Net deferred tax liabilities	$ (10,345)	$ (15,775)
As reported:		
Non-current deferred tax assets	$ 2,945	$ 474
Non-current deferred tax liabilities	$ (13,290)	$ (16,249)

In evaluating the ability to realize the net deferred tax asset, the Company considers all available evidence, both positive and negative, including past operating results, the existence of cumulative losses in the most recent fiscal years, tax planning strategies that are prudent and feasible, and forecasts of future taxable income. In considering sources of future taxable income, the Company makes certain assumptions and judgments which are based on the plans and estimates used to manage the underlying business of the Company. Changes in the Company's assumptions and estimates, as well as changes in tax rates, may materially impact income tax expense for the period.

The valuation allowances were $1.4 million and $2.0 million at December 31, 2022 and 2021 respectively. The valuation allowance is mainly against state NOL due to dilution of state apportionment.

The Company had no unrecognized tax benefits at December 31, 2022. It is not expected that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company files income tax returns in the U.S. and in foreign jurisdictions. Generally, the Company is no longer subject to U.S., state, local and foreign income tax examinations by tax authorities in its major jurisdictions for years before 2017, except to the extent of NOL and tax credit carryforwards from those years. Major taxing jurisdictions include the U.S., both federal and state, and the United Kingdom. As of December 31, 2022, the Company also had U.S. federal and state NOL carryforwards of $16.1 million, of which $3.7 million will begin to expire in 2036 and the remaining amount may be carried forward indefinitely. The Company also has foreign NOL carryforwards of $0.2 million, which may be carried forward indefinitely. The deferred tax assets related to the domestic NOL carryforwards have been partially offset by valuation allowance related to BrightTALK, Inc. and the deferred tax assets related to the foreign NOL carryforwards have been partially offset by a $0.1 million valuation allowance related to Hong Kong.

The Company considers the excess of its financial reporting over its tax basis in investments in foreign subsidiaries essentially permanent in duration and as such has not recognized deferred tax liability related to this difference. Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $16.0 million as of December 31, 2022. The Company has not provided any additional federal or state income taxes or foreign withholding taxes on the undistributed earnings as such earnings have been indefinitely reinvested in the business. Due to the various methods by which such earnings could be repatriated in the future, the amount of taxes attributable to the undistributed earnings is not practicably determinable.

14. Segment Information

The Company views its operations and manages its business as one operating segment based on factors such as how the Company manages its operations and how its executive management team reviews results and makes decisions on how to allocate resources and assess performance.

Geographic Data

Net sales by campaign target area were as follows [1]:

	Years Ended December 31,		
	2022	**2021**	**2020**
North America	$ 189,897	$ 162,360	$ 90,919
International	107,591	101,067	57,457
Total Revenue	$ 297,488	$ 263,427	$ 148,376

(1) Net sales to customers by campaign target area is based on the geo-targeted (target audience) location of the campaign.

Net sales to unaffiliated customers by geographic area were as follows [2]:

	Years Ended December 31,		
	2022	**2021**	**2020**
United States	$ 223,528	$ 188,904	$ 103,797
United Kingdom	31,197	36,189	18,405
Other International	42,763	38,334	26,174
Total	$ 297,488	$ 263,427	$ 148,376

(2) Net sales to unaffiliated customers by geographic area is based on the customers' current billing addresses and does not consider the geo-targeted (target audience) location of the campaign.

Long-lived assets by geographic area were as follows:

	Years Ended December 31,	
	2022	**2021**
United States	$ 222,488	$ 224,235
International	87,763	101,948
Total	$ 310,251	$ 326,183

Long-lived assets are comprised of property and equipment, net; goodwill; and intangible assets, net. No single country outside of the U.S. and the United Kingdom accounted for 1% or more of the Company's long-lived assets during either of these periods.

15. 401(k) Plans

The Company maintains 401(k)-retirement savings plans (the "Plans") whereby employees may elect to defer a portion of their salary and contribute the deferred portion to the Plans. The Company contributed $1.8 million, $1.7 million and $1.2 million to the Plans for each of the years ended December 31, 2022, 2021, and 2020 respectively. Employee contributions and the Company's matching contributions are invested in one or more collective investment funds at the participant's direction. The Company's matching contributions vest in accordance with the term of the respective Plan.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Disclosure Controls and Procedures

We are required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its reports under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's (the "SEC's") rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

In connection with the preparation of the Annual Report on Form 10-K for the period ended December 31, 2022, management, under the supervision of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), conducted an evaluation of our disclosure controls and procedures as of December 31, 2022. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting, identified in connection with the evaluation of such internal control, that occurred during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, as a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria for effective control over financial reporting described in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our internal control over financial reporting was effective. Management has reviewed its assessment with the Audit Committee.

The independent registered public accounting firm, Stowe and Degon LLC, has audited our consolidated financial statements and has issued an attestation report on our internal control over financial reporting as of December 31, 2022, which is included herein.

Item 9B.   Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item concerning directors and executive officers is incorporated herein by reference under the headings to be titled "Election of Class II Directors" and "Information About Corporate Governance" in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the Company's 2023 Proxy Statement (the "Proxy Statement").

Code of Ethics

The Company has a Code of Business Conduct and Ethics that applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) as well as the members of the Board of Directors of the Company. The code is available at https://investor.techtarget.com/govdocs. We will make any required disclosure under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on our website.

Item 11. Executive Compensation

The information required by this item will be set forth under the headings to be titled "Director Compensation," "Executive Compensation," and "Compensation Committee Report" in our Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth under the headings to be titled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be set forth under the headings to be titled "Information about Corporate Governance" and "Certain Relationships and Related Party Transactions" in our Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be set forth under the heading to be titled "Independent Registered Public Accounting Firm" in our Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. **Exhibits, Financial Statement Schedules**

   (a)   Documents filed as part of this report:

      (1)   Financial Statements are filed as part of this Annual Report on Form 10-K. The following consolidated financial statements are included in Item 8:

- Consolidated Balance Sheets as of December 31, 2022 and 2021

- Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2022, 2021, and 2020

- Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2022, 2021, and 2020

- Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021, and 2020

- Notes to Consolidated Financial Statements

      (2)   Financial statement schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto.

      (3)   Exhibit Index.

EXHIBIT INDEX

Exhibit Number	Description	Form or Schedule	Incorporated by Reference to		
			Exhibit No.	Filing Date with SEC	SEC File Number
	Articles of Incorporation and By-Laws				
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant	10-Q	3.1	11/13/2007	001-33472
3.2	Amended and Restated Bylaws of the Registrant	10-Q	3.2	8/04/2021	001-33472
	Instruments Defining the Rights of Security Holders				
4.1	Specimen Stock Certificate for shares of the Registrant's Common Stock	S-1/A	4.1	4/10/2007	333-140503
4.2	Description of Securities Registered Under Section 12 of the Exchange Act	10K	4.2	3/16/2020	001-33472
4.3	Indenture (including form of Notes) with respect to TechTarget's 0.125% Convertible Senior Notes due 2025, dated as of December 17, 2020, between TechTarget and U.S. Bank National Association, as trustee.	8-K	4.1	12/17/2020	001-33472
4.4	Indenture (including form of Notes) with respect to TechTarget's 0.00% Convertible Senior Notes due 2026, dated as of December 13, 2021, between TechTarget and U.S. Bank National Association, as trustee.	8-K	4.1	12/14/2021	001-33472
	Material Contracts				
10.1	Second Amended and Restated Investors' Rights Agreement by and among the Registrant, the Investors named therein and SG Cowen Securities Corporation, dated as of December 17, 2004	S-1	10.1	2/07/2007	333-140503
10.2	Indemnification Agreement	8-K	10.1	8/07/2019	001-33472
10.3#	TechTarget, Inc. 2007 Stock Option and Incentive Plan	S-1/A	10.3	4/20/2007	333-140503
10.4#	Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan	S-1/A	10.5	4/20/2007	333-140503
10.5#	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors	S-1/A	10.5.1	4/27/2007	333-140503
10.6#	Amended and Restated Employment Agreement, dated January 17, 2008, by and between the Registrant and Don Hawk	10-K	10.26	3/31/2008	001-33472
10.7	Lease Agreement by and between MA-Riverside Project L.L.C., as landlord and TechTarget, Inc., as tenant	8-K	10.1	8/7/2009	001-33472
10.8	First Amendment to Lease Agreement, by and between the Registrant and MA-Riverside Project L.L.C. for the premises located at One Riverside Center, 275 Grove Street, Newton, Massachusetts, dated November 18, 2010	8-K	10.1	11/22/2010	001-33472
10.9	Fourth Amendment to Lease Agreement, by and between the Registrant and ARE-MA REGION NO. 76, LLC for the premises located at One	10-Q	10.1	5/05/2021	001-33472

	Riverside Center, 275 Grove Street, Newton, Massachusetts, dated April 30, 2021.				
10.10#	Amendment and Waiver to Amended and Restated Employment Agreement between the Registrant and Don Hawk (dated January 10, 2012)	10-K	10.37	3/15/2012	001-33472
10.11	Second Amendment to Lease Agreement by and between Hines Global REIT Riverside Center, LLC, as landlord and successor in interest to MA-Riverside Project, LLC and TechTarget, Inc., as tenant dated July 23, 2015	10-Q	10.1	11/9/2015	001-33472
10.12#	Employment Agreement between the Registrant and Michael Cotoia (dated May 3, 2016)	8-K	10.2	5/9/2016	001-33472
10.13#	Employment Agreement between the Registrant and Greg Strakosch (dated May 3, 2016)	8-K	10.3	5/9/2016	001-33472
10.14#	Employment Agreement between the Registrant and Daniel T. Noreck (dated December 19, 2016)	8-K	10.1	12/19/2016	001-33472
10.15#	TechTarget, Inc. 2017 Stock Option and Incentive Plan, as amended	8-K	99.1	6/11/2021	001-33472
10.16#	Form of Restricted Stock Unit Agreement	10-Q	10.2	8/9/2017	001-33472
10.17#	Form of Stock Option Agreement	10-Q	10.3	8/9/2017	001-33472
10.18	Third Amendment to Lease Agreement by and between Hines Global REIT Riverside Center, LLC, as landlord and successor in interest to MA-Riverside Project, LLC and TechTarget, Inc., as tenant dated October 26, 2017	8-K	10.1	10/27/2017	001-33472
10.19#	Form of Restricted Stock Unit Agreement	8-K	10.1	8/3/2018	001-33472
10.20	Loan and Security Agreement, by and among the Registrant, Western Alliance Bank, as administrative agent and collateral agent, and the banks and other financial institutions or entities from time to time party thereto as lenders, dated as of October 29, 2021.Agreement.	10-Q	10.1	11/03/2021	001-33472
*10.21#	2023 Executive Incentive Bonus Plan				
10.22	Consent and First Amendment to Loan and Security Agreement, by and among the Registrant, Western Alliance Bank, as administrative agent and collateral agent, and the banks and other financial institutions or entities from time to time party thereto as lenders, dated as of December 7, 2021.	10-K	10.23	02/28/2022	001-33472
10.23	TechTarget, Inc. 2022 Employee Stock Purchase Plan	8-K	99.1	06/09/2022	001-33472
16.1	Changes in Registrant's Certifying Accountant, Letter from BDO USA, LLP dated June 17, 2019.	8-K	16.1	6/17/2019	001-33472
*21.1	List of Subsidiaries				
*23.1	Consent of Stowe & Degon, LLC				
*31.1	Certification of Chief Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(A) And 15d-14(A), As Adopted Pursuant To Section 302 of the Sarbanes-Oxley Act Of 2002				

*31.2	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(A) And 15d-14(A), As Adopted Pursuant To Section 302 of the Sarbanes-Oxley Act Of 2002
*32.1	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document (1)
101.SCH	Inline XBRL Taxonomy Extension Schema Document (1)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (1)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (1)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (1)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (1)
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

_____

* Filed herewith.

\# Management contract or compensatory plan or arrangement filed as an Exhibit to this report pursuant to 15(a) and 15(c) of Form 10-K.

(1)   Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021, (ii) Consolidated Statements of Comprehensive Income for the Years ended December 31, 2022, December 31, 2021 and December 31, 2020, (iii) Consolidated Statements of Stockholders' Equity for the Years ended December 31, 2022, December 31, 2021 and December 31, 2020, (iv) Consolidated Statements of Cash Flows for the Years ended December 31, 2022, December 31, 2021 and December 31, 2020, and (v) Notes to Consolidated Financial Statements.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHTARGET, INC.
Date: February 28, 2023

By: /s/ Michael Cotoia
Michael Cotoia
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael Cotoia Michael Cotoia	Chief Executive Officer and Director (Principal executive officer)	February 28, 2023
/s/ Daniel Noreck Daniel Noreck	Chief Financial Officer and Treasurer (Principal financial and accounting officer)	February 28, 2023
/s/ Greg Strakosch Greg Strakosch	Executive Chairman	February 28, 2023
/s/ Robert D. Burke Robert D. Burke	Director	February 28, 2023
/s/ Bruce Levenson Bruce Levenson	Lead Independent Director	February 28, 2023
/s/ Roger M. Marino Roger M. Marino	Director	February 28, 2023
/s/ Perfecto Sanchez Perfecto Sanchez	Director	February 28, 2023
/s/ Christina Van Houten Christina Van Houten	Director	February 28, 2023

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www.techtarget.com